As filed with the Securities and Exchange Commission on February 12, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-l

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LIQUIDITY SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7389	52-2209244
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1920 L Street, N.W.
6th Floor
Washington, D.C. 20036
(202) 467-6868

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

William P. Angrick, III
Chief Executive Officer
Liquidity Services, Inc.
1920 L Street, N.W.
6th Floor
Washington, D.C. 20036
(202) 467-6868

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen I. Glover	Tracy Kimmel
Gibson, Dunn & Crutcher LLP	Keith M. Townsend
1050 Connecticut Avenue N.W.	King & Spalding LLP
Washington, D.C. 20036-5306	1180 Peachtree Street, NE
(202) 955-8500	Atlanta, Georgia 30309
(404) 572-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common Stock, $0.001 par value per share	6,415,845	$19.45	$124,788,193	$13,352.34

(1)             Includes 836,850 shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)             Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low prices of Liquidity Services, Inc.’s common stock as reported by the Nasdaq Global Market on February 5, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated February 12, 2007

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

5,579,541 Shares

Common Stock

We are offering for sale 100,000 shares of our common stock. The selling stockholders included in this prospectus are offering an additional 5,479,541 shares of common stock.

Our common stock is listed on the Nasdaq Global Market and traded under the symbol “LQDT.”  The closing price of our common stock on February 9, 2007 was $22.75.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 11.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Liquidity Services, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Certain of the selling stockholders have granted the underwriters the right to purchase up to 836,931 additional shares of common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                   , 2007.

Friedman Billings Ramsey	CIBC World Markets	RBC Capital Markets

Cantor Fitzgerald & Co.	Lazard Capital Markets	Oppenheimer & Co.
Stifel Nicolaus

Prospectus dated                           , 2007

Liquidity Services Inc.

Online Marketplaces for Wholesale, Surplus and Salvage Assets

Account Details for Buyers and Sellers
Multiple Ways to Search
Buyer and Seller Tools
Bulk Quantities
Dynamic Market Pricing
Continuous Flow of Merchandise
Broad Selection of Merchandise Categories
Detailed Information for Buyers
Proxy Bidding Tool and Automatic Bid Notification
Current Unit, Lot and Auction Price
Detailed Auction Information
Condition Type, Location and Manufacturer
Quick Access to Shipping Quotes and Delivery Services
Digital Images and Detailed Product Manifests
Liquidation.com
A LIQUIDITY SERVICES, INC. MARKETPLACE
"The Source for Business Surplus"
Featured Auctions
Closing Soon
TOP SELLERS

Integrated Services Support Business Buyers and Sellers in Over 500 Product Categories

You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

The following is a brief summary of selected contents of this prospectus. It does not contain all the information that may be important to you. You should read the entire prospectus, including our consolidated financial statements and related notes incorporated by reference in this prospectus. You should carefully consider, among other things, the matters discussed under the caption “Risk Factors” before making an investment decision.

Overview

We are a leading online auction marketplace for wholesale, surplus and salvage assets. Our marketplaces provide professional buyers access to a global supply of wholesale, surplus and salvage assets organized into over 500 categories and presented with product information necessary to make more informed bids, including digital images, detailed descriptions and extensive technical information. We enable our corporate and government sellers to enhance their financial returns from the sale of excess assets by providing a liquid marketplace and integrated value-added services, including sales and marketing, logistics and transaction settlement. Our online auction marketplaces are www.liquidation.com, www.govliquidation.com and www.liquibiz.com. We also operate a wholesale industry portal, www.goWholesale.com, that connects advertisers with buyers seeking products for sale and business services.

We believe our ability to create liquid marketplaces for wholesale, surplus and salvage assets generates a continuous flow of goods from our corporate and government sellers and that this flow of goods attracts an increasing number of professional buyers to our marketplaces. During fiscal year 2006, the number of registered buyers grew from approximately 386,000 to approximately 524,000, or 35.7%. By December 31, 2006, the number of registered buyers had grown to approximately 565,000. In fiscal year 2006 and the three months ended December 31, 2006, we generated revenue of $147.8 million and $45.2 million, respectively. During the past three fiscal years, we have conducted over 508,000 online transactions generating approximately $364 million in gross merchandise volume. Our revenue has grown at a compound annual growth rate of approximately 35% for the last four fiscal years, and we have been profitable since fiscal year 2003 and cash flow positive since fiscal year 2002.

Industry Overview

We believe many manufacturers, retailers, corporations and government agencies focus on the procurement of new goods for initial use or resale but not on the disposal, liquidation and tracking of goods in the reverse supply chain, such as retail customer returns, overstock products and end-of-life goods. We believe that the volume of goods in this reverse supply chain is continuing to increase, driven by accelerating product innovation, supply chain complexity, government regulations and the return policies of national and online retailers. According to D.F. Blumberg Associates, Inc., a research and consulting firm, the estimated reverse logistics market in North America will grow from approximately $38.5 billion in 2004 to over $63.1 billion in 2008. In an effort to streamline and improve the efficiency of their disposition activities for surplus and end-of-life assets, federal and state governments have made significant progress toward outsourcing these functions. Similarly, we believe corporations continue to realize that their current supply chain infrastructure is not well suited to cost effectively handle the sale of surplus, salvage, returned and overstocked merchandise.

Traditional methods of wholesale, surplus and salvage asset disposition, such as live on-site auctions and negotiated direct sales, are generally highly fragmented and limited in geographic reach. As a result, buyers are often unaware of or unable to participate in these events, which reduces buyer competition and the ultimate value a seller realizes from a sale. We believe the Internet provides professional buyers of wholesale, surplus and salvage assets with a more effective and efficient means to identify and source goods available for immediate purchase.

Our Solution

Our solution is comprised of our online auction marketplaces, value-added services and our wholesale search and advertising portal. Our three online marketplaces serve as a transparent and convenient method for the sale of wholesale, surplus and salvage assets and are designed to address the particular requirements of the sellers and professional buyers we serve. Sellers and buyers come together to transact for goods sold “as-is, where-is,” generally without the discretionary right to return the goods. We organize our products into categories across major industry verticals such as consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, and specialty equipment and sell these products in lot sizes ranging from full truck loads to pallets, packages and large individual items.

Our comprehensive solution includes value-added services that simplify the sale process for sellers and enhance the utility of our marketplaces for our buyers. Unlike other online auction websites on which sellers post information and deal directly with the buyer to complete a sale, we manage each step of the transaction. We perform all required pre-sale services such as receiving and lotting merchandise and implementing marketing strategies. In a centralized location, our buyers are provided access to detailed product descriptions, digital images, seller transaction histories, shipping weights and dimensions and estimated shipping costs. After a transaction is executed, we also perform all required post-sale services such as payment collection, settlement and reporting. We believe these value-added services significantly contribute to an enhanced selling price while providing buyers with a secure transaction environment and confidence in the goods they purchase.

We believe our marketplaces benefit over time from greater scale and adoption by our constituents. Aggregating buyer demand enables us to generate a continuous flow of goods from corporate and government sellers, which in turn attracts an increasing number of professional buyers. As buyers continue to discover and use our online trading platform as an effective method to source assets, we believe our marketplaces become an increasingly attractive sales channel for corporations and government agencies. We believe this self-reinforcing cycle results in greater transaction volume and enhances the value of our marketplaces.

In addition to our marketplaces, our wholesale industry portal, www.goWholesale.com, provides a single online destination for buyers to find wholesale products, suppliers and services. We developed this portal to provide advertisers with the ability to reach our growing network of professional buyers.

Our Benefits to Sellers and Buyers

We offer the following key benefits to sellers and buyers:

Benefits to Sellers	Benefits to Buyers
• Access to a broad, aggregated buyer audience enhances value realized on the sale of wholesale, surplus and salvage assets	• Marketplaces provide access to a continuous flow of wholesale, surplus and salvage assets
• Comprehensive service offerings allow sellers the ability to fully outsource reverse supply chain activities	• Complete product search capabilities with search criteria including keyword, category, lot size, condition and location improve information availability
• Profit-sharing arrangements align our interests with those of our sellers	• Intelligent alerts delivered through e-mail provide buyers with notice of upcoming auctions of interest
• Online auction environment and liquid marketplaces allow sellers to sell goods in any condition for cash	• Superior product information, including digital images, detailed descriptions with shipping dimensions and extensive technical information, enables more informed bidding
• Faster cycle times and greater flexibility than traditional auction methods improve seller recovery on asset sales	• Shipping quotes and services assure buyers can both estimate the cost of delivery in advance of a bid and have the goods delivered
• Discrete venue to sell surplus and salvage assets preserves brand value and mitigates channel conflict	• Secure settlement and dispute resolution assure the delivery of goods and provide a means to resolve problems
• Transaction platform provides transparent reporting capabilities	• Tracking and reporting tools provide buyers real time transaction information

Our Growth Strategy

Our objective is to build upon our position as a leading online auction marketplace for selling wholesale, surplus and salvage assets. The key elements of our strategy are:

Grow our buyer base and increase the total number of auction participants.   We intend to increase the level of bidding activity and competition within each auction by growing our database of professional buyers and implementing an increased variety of both online and traditional marketing programs to increase buyer participation in our online marketplaces.

Increase penetration of existing sellers.   We intend to increase our sales by further penetrating our existing seller relationships to manage and sell an increased share of their available supply of wholesale, surplus and salvage assets.

Develop new seller relationships.   We intend to increase our number of corporate and government seller relationships by leveraging our demonstrated performance record and expanded sales and marketing initiative.

Develop and enhance features and services.   We intend to utilize the insights gained from our completed auctions to develop and enhance features and services that benefit our buyers and sellers.

Expand our wholesale industry portal and advertising network.   We intend to further expand our advertising network and develop products that enable wholesale buyers and sellers to more quickly and easily find, create and organize relevant industry information.

Acquire complementary businesses.   We intend to continue our disciplined and targeted acquisition strategy to increase our share of the supply of wholesale, surplus and salvage goods sold by selectively acquiring complementary businesses, such as the STR acquisition which we completed in October 2006.

Our Government Contracts

We are the exclusive contractor of the Defense Reutilization and Marketing Service, or DRMS, for the sale of surplus and scrap assets of the United States Department of Defense, or DoD, in the United States. In June 2001, we were awarded a competitive-bid exclusive contract under which we acquire, manage and sell all usable surplus property of DoD turned in to DRMS. This contract expires in June 2008 and accounted for 91.0%, 87.5%, 56.6% and 40.9% of our revenue and for 77.5%, 76.5%, 48.3% and 34.7% of our gross merchandise volume for the fiscal years ended September 30, 2004, 2005 and 2006 and the three months ended December 31, 2006, respectively. Total revenue under our DoD surplus property contract has increased at a compound annual growth rate in excess of 17% since fiscal year 2002. In June 2005, we were awarded a competitive-bid exclusive contract under which we acquire, manage and sell substantially all scrap property of DoD turned in to DRMS. This contract expires in 2012, subject to DoD’s right to extend for three additional one-year terms, and accounted for 0.4%, 26.5% and 27.7% of our revenue and for 0.3%, 22.6% and 23.5% of our gross merchandise volume in fiscal years 2005, 2006 and the three months ended December 31, 2006, respectively.

Risks Associated with Our Business

We are subject to a number of risks, which you should be aware of before you decide to buy our common stock. These risks are discussed more fully in the “Risk Factors” section of this prospectus beginning on page 11. We depend on contracts with the DoD for a significant portion of our revenue, as described above. If our DoD contracts are terminated or if our relationship with DoD is impaired, we could experience a significant decrease in our revenue and have difficulty generating income. In addition, our ability to increase our revenue and maintain profitability depends on whether we can successfully expand the supply of merchandise available for sale on our online marketplaces and attract and retain active professional buyers to purchase the merchandise. We operate in a highly competitive, rapidly growing online services market for auctioning or liquidating wholesale, surplus and salvage assets. We may not be able to obtain merchandise that meets our buyer’s price or selection requirements, which may cause our buyer base to decline or not grow as rapidly as we expect.

Corporate Information

We were incorporated in Delaware in November 1999 as Liquidation.com, Inc. and commenced operations in January 2000. We were renamed Liquidity Services, Inc. in November 2001. Our principal executive offices are located at 1920 L Street, N.W., 6th Floor, Washington D.C. 20036, and our telephone number is (202) 467-6868. Our corporate website is located at www.liquidityservicesinc.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Unless otherwise indicated, the terms “Liquidity Services, Inc.,” “Liquidity Services,” “LSI,” “Company,” “company,” “we,” “us” and “our” refer to Liquidity Services, Inc. and its subsidiaries.

All references to years in this prospectus, unless otherwise noted, refer to our fiscal years, which end on September 30. For example, a reference to “2006,” “fiscal 2006” or “fiscal year 2006” means that 12-month period that ended September 30, 2006.

The Offering

Common stock offered by us	100,000 shares
Common stock offered by the selling stockholders	5,479,541 shares
Common stock to be outstanding after the offering	27,812,084 shares
Use of proceeds	Our net proceeds from this offering after deducting estimated expenses will be approximately $ million.
We will use these net proceeds for working capital and general corporate purposes.
We will not receive any proceeds from the sale of shares by the selling stockholders.
Nasdaq Global Market symbol	LQDT

The share information in the table above is based on the number of shares outstanding as of February 8, 2007 and excludes:

•       2,306,313 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $11.25 per share; and

•       3,444,000 shares available for future issuance under our 2006 Omnibus Long-Term Incentive Plan.

Except as otherwise noted, all information in this prospectus assumes the underwriters do not exercise their over-allotment option.

Summary Consolidated Financial Data

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes incorporated by reference in this prospectus and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statement of operations data for the years ended September 30, 2004, 2005 and 2006 and the consolidated balance sheet data as of September 30, 2005 and 2006 are derived from, and are qualified by reference to, our consolidated financial statements that have been audited by Ernst & Young LLP, an independent registered public accounting firm, and that are incorporated by reference in this prospectus. The consolidated statement of operations data for the three months ended December 31, 2005 and 2006, and the consolidated balance sheet data as of December 31, 2006, are derived from, and are qualified by reference to, our unaudited consolidated financial statements that are incorporated by reference in this prospectus. The consolidated balance sheet data as of September 30, 2004 is derived from our audited consolidated financial statements that are not included or incorporated by reference in this prospectus.

	Year ended September 30,			Three months ended December 31,
	2004	2005	2006	2005	2006
				(unaudited)
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$75,869	$89,415	$147,813	$32,207	$45,167
Costs and Expenses:
Cost of goods sold (excluding amortization)	5,743	6,288	12,160	2,367	8,462
Profit-sharing distributions	39,718	48,952	80,253	18,170	18,729
Technology and operations	12,814	14,696	20,081	4,055	7,843
Sales and marketing	4,586	5,503	8,861	1,816	2.964
General and administrative	6,046	7,397	12,073	2,633	3,436
Amortization of contract intangibles	—	135	813	203	203
Depreciation and amortization	531	586	727	153	273
Total cost and expenses	69,438	83,557	134,968	29,397	41,910
Income from operations	6,431	5,858	12,845	2,810	3,257
Interest income (expense) and other income, net	(621)	(570)	430	(363)	598
Income before provision for income taxes	5,810	5,288	13,275	2,447	3,855
Provision for income taxes	(541)	(1,166)	(5,294)	(979)	(1,542)
Net income	$5,269	$4,122	$7,981	$1,468	$2,313
Basic earnings per common share	$0.31	$0.22	$0.33	$0.08	$0.08
Basic weighted average shares outstanding	16,865,313	19,038,464	24,080,780	19,034,172	27,597,419
Diluted earnings per common share	$0.29	$0.18	$0.31	$0.06	$0.08
Diluted weighted average shares outstanding	18,280,366	22,598,519	26,087,809	22,848,367	28,449,429
Non-GAAP Financial Measures:
EBITDA(1)	$6,962	$6,579	$14,385	$3,166	$3,733
Adjusted EBITDA(1)	6,115	6,666	15,008	3,175	4,097
Adjusted profit-sharing distributions(2)	40,650	48,952	80,253	18,170	18,729
Adjusted net income(2)	$4,337	$4,122	$7,981	$1,468	$2,313
Supplemental Operating Data:
Gross merchandise volume(3)	$89,104	$102,210	$173,090	$36,710	$53,200
Completed transactions(4)	141,000	173,000	194,000	47,000	49,000
Total registered buyers(5)	264,000	386,000	524,000	415,000	565,000
Total auction participants(6)	671,000	848,000	993,000	225,000	247,000

	As of September 30,			As of December 31,
	2004	2005	2006	2006
				(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalent and short-term investments	$12,178	$10,378	$66,648	$58,659
Working capital(7)	7,021	4,154	54,082	48,413
Total assets	17,711	26,013	88,038	93,823
Total liabilities	10,333	14,596	22,286	25,007
Redeemable common stock(8)	324	474	—	—
Series C preferred stock	3	3	—	—
Common stock	19	19	27	27
Total stockholders’ equity	7,054	10,943	65,752	68,816

(1)          EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income plus (a) interest expense (income) and other income, net; (b) provision for income taxes; (c) amortization of contract intangibles; and (d) depreciation and amortization. Our definition of adjusted EBITDA is different from EBITDA because we further adjust EBITDA for: (a) stock based compensation expense; and (b) a portion of the SurplusBid.com acquisition payments, as described below under footnote 2. For a description of our use of EBITDA and adjusted EBITDA and a reconciliation of these non-GAAP financial measures to net income, see the discussion and related table below.

(2)          In June 2001, we acquired certain assets and assumed certain liabilities of SurplusBid.com, Inc. and its affiliates for $7.5 million, including SurplusBid.com’s surplus contract with the DoD. The SurplusBid.com acquisition price was paid over 33 months in accordance with the terms of the purchase agreement. At the same time, we were awarded our current surplus contract with the DoD. Our surplus contract required monthly profit-sharing distributions under the contract to be reduced by the amount of the monthly SurplusBid.com acquisition payments. This resulted in a temporary non-recurring reduction in our profit-sharing distributions and a significant increase in our net income during the 33-month period from June 2001 to March 2004. The total amount of the SurplusBid.com acquisition payment was recorded as a note payable in our consolidated balance sheet in fiscal 2001, discounted to a present value of approximately $6.5 million. The discount of approximately $1 million was accreted as interest expense over the term of the acquisition payments.

                           As a result, we present two supplemental non-GAAP financial measures, adjusted profit-sharing distributions and adjusted net income, to eliminate the impact of the SurplusBid.com acquisition payments. These measures are prepared by increasing the profit-sharing distributions line item in our statements of operations by DoD’s portion of the principal payments on the SurplusBid.com note payable made during each period (i.e., approximately 80% of the principal payments). We do not add back the accreted interest portion of the SurplusBid.com acquisition payments when adjusting distributions and net income because the accreted interest is already included in interest expense and other income in our consolidated statements of operations. We believe adjusted profit-sharing distributions and adjusted net income are useful to investors because they eliminate an item that we do not consider indicative of our core operating performance due to its temporary, non-recurring nature. We also believe it is important to provide investors with the same metrics used by management to measure core operating performance.

                           The table below reconciles profit-sharing distributions and net income to such item’s adjusted presentation for the periods presented.

	Year ended September 30,			Three months ended December 31,
	2004	2005	2006	2005	2006
				(unaudited)
	(in thousands)
Profit-sharing distributions	$39,718	$48,952	$80,253	$18,170	$18,729
Adjustment(a)	932	—	—	—	—
Adjusted profit-sharing distributions	$40,650	$48,952	$80,253	$18,170	$18,729
Net Income	$5,269	$4,122	$7,981	$1,468	$2,313
Adjustment(a)	(932)	—	—	—	—
Adjusted net income	$4,337	$4,122	$7,981	$1,468	$2,313

(a)          the final SurplusBid.com acquisition payment was made in March 2004 and therefore no adjustments were made in fiscal years 2005 and 2006 or the three months ended December 31, 2005 and 2006.

(3)          Gross merchandise volume is the total sales value of all merchandise sold through our marketplaces during a given period.

(4)          Completed transactions represents the number of auctions in a given period from which we have recorded revenue.

(5)          Total registered buyers as of a given date represents the aggregate number of persons or entities who have registered on one of our marketplaces.

(6)          For each auction we manage, the number of auction participants represents the total number of registered buyers who have bid one or more times on that auction, and total auction participants for a given period is the sum of the auction participants in each auction conducted during that period.

(7)          Working capital is defined as current assets minus current liabilities.

(8)          Upon the closing of our initial public offering in February 2006 and the resulting repayment of our $2.0 million subordinated note, the redemption feature related to these shares of common stock terminated.

We believe EBITDA and adjusted EBITDA are useful to an investor in evaluating our performance for the following reasons:

•       The amortization of contract intangibles relate to the amortization of the scrap contract with the DoD beginning in June 2005. Depreciation and amortization expense primarily relates to property and equipment. Both of these expenses are non-cash charges that have significantly fluctuated over the past five years. As a result, we believe that adding back these non-cash charges to net income is useful in evaluating the operating performance of our business on a consistent basis from year-to-year.

•       As a result of substantial federal net operating loss carryforwards, or NOLs, we did not incur significant income tax expense until fiscal 2005. With the exhaustion of our remaining federal NOLs during fiscal 2005, we recorded federal income tax expense for the first time, thus significantly decreasing our fiscal 2005 net income relative to prior years. Consequently, we believe that presenting a financial measure that adjusts net income for provision for income taxes is useful to investors when evaluating the operating performance of our business.

•       During July 2001, we modified the exercise price of 3,402,794 stock options issued to employees. As a result, we are accounting for the modified stock options from the date of modification to the date the stock options are exercised, forfeited or expire unexercised using variable accounting. Under variable accounting, we revalue compensation costs for the stock options at each reporting period based on changes in the intrinsic value of the stock options. We recorded approximately $85,000, $87,000, $7,000 and $0, respectively, in stock compensation expenses based on vesting of the fair value of the options for the fiscal years ended September 30, 2004, 2005 and 2006 and the three months ended December 31, 2006, respectively. We will continue to revalue compensation costs for the options based on changes in the fair value of our common stock in future periods. As a result, we present a financial measure that adjusts net income and EBITDA for the stock compensation expense that results solely from the July 2001 modification of these stock options. We believe that it is useful to exclude this expense because it results from a one-time event that requires us to record expense that we are not otherwise required to record in connection with new stock options granted during the same time period. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, or Statement 123(R), which is a revision of SFAS No. 123. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative. We adopted the provisions of Statement 123(R) on October 1, 2005, using the prospective method. Unvested stock based awards issued prior to October 1, 2005, the date that we adopted the provisions of Statement 123(R), were accounted for at the date of adoption using the intrinsic value method originally applied to those awards. We recorded approximately $616,000 and $364,000 in stock compensation expenses based on the adoption of Statement 123(R) for the fiscal year ended September 30, 2006 and the three months ended December 31, 2006, respectively. As a result, we present a financial measure that adjusts net income and EBITDA for stock compensation expense.

•       As discussed above, the requirement under our surplus contract with the DoD for monthly profit-sharing distributions to be reduced by the monthly SurplusBid.com acquisition payments resulted in a temporary non-recurring reduction in our profit-sharing distributions and a significant increase in our net income and EBITDA during the 33-month period from July 2001 to March 2004. As a result, we believe that it is useful to exclude a portion of these profit-sharing distributions from adjusted EBITDA because the payments will not recur in future periods and were unrelated to our core operations.

•       We believe these measures are important indicators of our operational strength and the performance of our business because they provide a link between profitability and operating cash flow.

•       We also believe that analysts and investors use EBITDA and adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

Our management uses EBITDA and adjusted EBITDA:

•       as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our core operations;

•       for planning purposes, including the preparation of our internal annual operating budget;

•       to allocate resources to enhance the financial performance of our business;

•       to evaluate the effectiveness of our operational strategies; and

•       to evaluate our capacity to fund capital expenditures and expand our business.

EBITDA and adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income, income from operations, cash provided by operating activities or our other financial information as determined under GAAP.

We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, adjusted EBITDA is subject to all of the limitations applicable to EBITDA. Our presentation of adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

The table below reconciles net income to EBITDA and adjusted EBITDA for the periods presented.

	Year ended September 30,			Three months ended December 31,
	2004	2005	2006	2005	2006
				(unaudited)
	(in thousands)
Net income	$5,269	$4,122	$7,981	$1,468	$2,313
Interest expense (income) and other income, net	621	570	(430)	363	(598)
Provision for income taxes	541	1,166	5,294	979	1,542
Amortization of contract intangibles	—	135	813	203	203
Depreciation and amortization	531	586	727	153	273
EBITDA	6,962	6,579	14,385	3,166	3,733
Stock compensation expense	85	87	623	9	364
Adjustment(1)	(932)	—	—	—	—
Adjusted EBITDA	$6,115	$6,666	$15,008	$3,175	$4,097

(1)          The adjustment amount for each period equals approximately 80% of the principal payments on the SurplusBid.com note payable made during each period, as described above in footnote 2. No payments were made in fiscal years 2005 and 2006 or the three months ended December 31, 2005 and 2006.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information contained in this prospectus or incorporated by reference herein, including the consolidated financial statements and related notes, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or operating results could suffer. As a result, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

We depend on contracts with the U.S.Department of Defense for a significant portion of our revenue, and if our relationship with this customer is disrupted, we would experience a significant decrease in revenue and have difficulty generating income.

We have two material contracts with the Defense Reutilization and Marketing Service, or DRMS, under which we acquire, manage and sell surplus and scrap property of the United States Department of Defense, or DoD. If our relationship with DoD is impaired, weare not awarded new DoD contracts when our current contracts expire, any of our DoD contracts are terminated or the supply of assets under the contracts is significantly decreased, we would experience a significant decrease in revenue and have difficulty generating income. The surplus contract accounted for 91.0%, 87.5%, 56.6% and 40.9% of our revenue and 77.5%, 76.5%, 48.3% and 34.7% of our gross merchandise volume for the fiscal years ended September 30, 2004, 2005 and 2006 and the three months ended December 31, 2006, respectively. We began to operate under the scrap contract in August 2005 and it accounted for 0.4%, 26.5% and 27.7% of our revenue and for 0.3%, 22.6% and 23.5% of our gross merchandise volume in fiscal years 2005 and 2006 and the three months ended December 31, 2006, respectively. We believe that these contracts will continue to be the source of a significant portion of our revenue and gross merchandise volume during their respective terms. The surplus contract expires in June 2008. The scrap contract has a seven-year base term that expires in August 2012, subject to DoD’s right to extend for three additional one-year terms. The contracts were awarded by DoD through a competitive bidding process, and we may be required to go through a new competitive bidding process when our existing contracts expire.

Although our contracts with DoD do not allow DoD to terminate for convenience, each contract requires us to meet specified performance benchmarks. The contracts may be terminated by DoD if rate of return performance ratios do not exceed specified benchmark ratios for two consecutive quarterly periods and the preceding 12 months. Although, to date, we have never failed to meet the required benchmark ratios during any of the testing periods, we cannot assure you that we will meet the performance benchmarks in the future. DoD also has the right, after giving us notice and a 30 day opportunity to cure, to terminate the contracts and seek other contract remedies in the event of material breaches.

Unfavorable findings resulting from a government investigation or audit could subject us to a variety of penalties and sanctions, could negatively impact our future operating results and could force us to adjust previously reported operating results.

In July 2006, the Government Accountability Office, or GAO, issued a report citing weaknesses in DoD excess inventory control procedures and lax security at selected DoD facilities with respect to surplus property. The GAO report refers to our company and asserts that we failed to verify the appropriate DoD regulatory classifications for certain items we sold and, as a result, we sold items we should have instead returned to the DoD. We believe that, under our DoD contracts, we do not have a contractual responsibility to assign these classifications and believe that the DoD has the contractual obligation to assign these classifications. The GAO report also identified at least 79 buyers that collectively purchased 2,669 sensitive military items and stated that the GAO was referring these sales to federal law enforcement agencies for investigation. These buyers may have acquired these sensitive military items from us. It is possible that other government and law enforcement agencies may also investigate these sales, our company and our activities under our DoD contracts. If an investigation alleges that we engaged in improper or illegal activities, we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. We could also suffer serious harm to our reputation if allegations of impropriety are made against us, whether or not these allegations have merit. If we are suspended or debarred from contracting with the federal government generally, or any specific agency, if our reputation or relationship with government agencies is impaired, or if the government otherwise ceases doing business with us or significantly decreases the amount of business it does with us, our revenue and profitability would substantially decrease.

The federal government has the right to audit our performance under our government contracts. Any adverse findings from audits or reviews of our performance under our contracts could result in a significant adjustment to our previously reported operating results. For example, our DoD contracts provide that we share sales profits with the government. The federal government may disagree with our calculation of the profits realized from the sales of government surplus assets and may require us to increase profit-sharing payments to the government that have been made in the past. If this occurs, our past operating margins may be reduced. The results of an audit by the government could significantly limit the volume and type of merchandise made available to us under our contracts with the DoD, resulting in lower gross merchandise volume, revenue, and profitability for our company. If such a government audit uncovers improper or illegal activities, we could be subject to the civil and criminal penalties, administrative sanctions and reputational harm described above. If, as the result of such an audit, we are suspended or debarred from contracting with the federal government generally, or any specific agency, if our reputation or relationship with government agencies is impaired, or if the government otherwise ceases doing business with us or significantly decreases the amount of business it does with us, our revenue and profitability would substantially decrease.

The success of our business depends on our ability to successfully obtain a supply of merchandise for our buyers and to attract and retain active professional buyers to create sufficient demand for our sellers.

Our ability to increase our revenue and maintain profitability depends on whether we can successfully expand the supply of merchandise available for sale on our online marketplaces and attract and retain active professional buyers to purchase the merchandise. Our ability to attract sufficient quantities of suitable merchandise and new buyers will depend on various factors, some of which are out of our control. These factors include our ability to:

•       offer sellers liquid marketplaces for their wholesale, surplus and salvage assets;

•       offer buyers a sufficient supply of merchandise;

•       develop and implement effective sales and marketing strategies;

•       comply with regulatory or corporate seller requirements affecting marketing and disposition of certain categories of merchandise;

•       efficiently catalogue, handle, store, ship and track merchandise; and

•       achieve high levels of seller and buyer satisfaction with the trading experience.

We may not be able to compete successfully against existing or future competitors.

The online services market for auctioning or liquidating wholesale, surplus and salvage assets is competitive and growing rapidly. Competitive pressures could affect our ability to attract and retain customers, which could decrease our revenue and negatively affect our operating results. We currently compete with:

•       other e-commerce providers, such as Amazon.com, GSICommerce and Overstock.com;

•       auction websites, such as eBay, Yahoo! Auctions and uBid;

•       government agencies that have created websites to sell wholesale, surplus and salvage assets; and

•       traditional liquidators and fixed-site auctioneers.

We expect our market to become even more competitive as traditional and online liquidators and auctioneers continue to develop online and offline services for disposition, redeployment and remarketing of wholesale, surplus and salvage assets. In addition, manufacturers, retailers and government agencies may decide to create their own websites to sell their own wholesale, surplus and salvage assets and those of third parties.

Some of our other current and potential competitors have longer operating histories, larger client bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, some of these competitors may be able to devote greater financial resources to marketing and promotional campaigns, secure merchandise from sellers on more favorable terms, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than we are able to do. Increased competition may result in reduced operating margins and loss of market share. We may not be able to compete successfully against current and future competitors.

If we fail to manage our growth effectively, our operating results could be adversely affected.

We have expanded our operations rapidly since our inception in 1999. Although we currently do not have specific plans for any expansion that would require significant capital investment, in the future we plan to expand our operations further by developing new or complementary services, products, or trading formats and enhancing the breadth and depth of our value-added services. We also plan to continue to expand our sales and marketing, technology and client support organizations. In addition, we will likely need to continue to improve our financial and management controls and our reporting systems and procedures. If we are unable to effectively implement these plans and to otherwise manage our expanding operations, we may not be able to execute our business strategy and our operating results could significantly decrease.

Our business depends on the continued growth of the Internet and e-commerce.

The business of selling merchandise over the Internet, particularly through online trading, is dynamic and relatively new. Growth in the use of the Internet as a medium for consumer commerce may not continue. Concerns about fraud and privacy, increased costs of Internet service, Internet service disruptions and other problems may discourage consumers from engaging in e-commerce. In particular, many traditional buyers and sellers of wholesale, surplus and salvage goods still conduct much of their business in traditional live auctions that do not occur on the Internet, and those buyers and sellers may be hesitant to engage in e-commerce. If the e-commerce industry fails to grow or traditional buyers and sellers of wholesale, surplus and salvage assets are unwilling to conduct business on the Internet, we may be unable to attract customers, which could cause our revenue and operating results to decline.

We may not operate profitably in the future.

We commenced operations in early 2000 and, as a result, have only a limited operating history upon which you can evaluate our business and prospects. Although we have experienced significant revenue growth in recent periods, we may not be able to sustain this growth. If we are not able to sustain this revenue growth, the value of your investment in our common stock may decline.

Our quarterly operating results have fluctuated in the past and may do so in the future, which could cause volatility in our stock price.

Our prior operating results have fluctuated due to changes in our business and the e-commerce industry. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may affect our quarterly operating results include the following:

•       the addition of new buyers and sellers or the loss of existing buyers and sellers;

•       the volume, size, timing and completion rate of transactions in our marketplaces;

•       changes in the supply and demand for and the volume, price, mix and quality of our supply of wholesale, surplus and salvage assets;

•       introduction of new or enhanced websites, services or product offerings by us or our competitors;

•       implementation of significant new contracts or DoD inventory control procedures;

•       changes in our pricing policies or the pricing policies of our competition;

•       changes in the conditions and economic prospects of the e-commerce industry or the economy generally, which could alter current or prospective buyers’ and sellers’ priorities;

•       technical difficulties, including telecommunication system or Internet failures;

•       changes in government regulation of the Internet and e-commerce industry;

•       event-driven disruptions such as war, terrorism, disease and natural disasters;

•       integration costs related to future acquisitions;

•       seasonal patterns in selling and purchasing activity; and

•       costs related to acquisitions of technology or equipment.

Our operating results may fall below the expectations of market analysts and investors in some future periods. If this occurs, even temporarily, it could cause volatility in our stock price.

Our operating results depend on our websites, network infrastructure and transaction processing systems. Service interruptions or system failures could negatively affect the demand for our services and our ability to grow our revenue.

Any system interruptions that affect our websites or our transaction systems could impair the services that we provide to our sellers and buyers. In addition, our systems may be vulnerable to damage from a variety of other sources, including telecommunications failures, power outages, malicious human acts and natural disasters. Improving the reliability and redundancy of our systems may be expensive, reduce our margins and may not be successful in preventing system failures. Our services are also substantially dependent on systems provided by third parties, over whom we have little control. We have occasionally experienced interruptions to our services due to system failures unrelated to our own systems. Any interruptions or failures of our current systems or our ability to communicate with third party systems could negatively affect the demand for our services and our ability to grow our revenue.

If we do not respond to rapid technological changes or upgrade our systems, we could fail to grow our business and our revenue could decrease.

To remain competitive, we must continue to enhance and improve the functionality and features of our e-commerce business. Although we currently do not have specific plans for any upgrades that would require significant capital investment, in the future we will need to improve and upgrade our technology, transaction processing systems and network infrastructure in order to allow our operations to grow in both size and scope. Without such improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, or impaired quality or delays in reporting accurate financial information, any of which could negatively affect our reputation and ability to attract and retain sellers and buyers. We may also face material delays in introducing new services, products and enhancements. The Internet and the e-commerce industry are rapidly changing. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain, expand, upgrade and develop our systems and infrastructure in a timely fashion our ability to grow could be limited and our revenue could decrease.

Shipment of merchandise sold in our marketplaces could be delayed or disrupted by factors beyond our control and we could lose buyers and sellers as a result.

We rely upon third party carriers such as United Parcel Services, or UPS, for timely delivery of our merchandise shipments. As a result, we are subject to carrier disruptions and increased costs due to factors that are beyond our control, including labor difficulties, inclement weather, terrorist activity and increased fuel costs. In addition, we do not have a long-term agreement with UPS or any other third party carriers, and we cannot be sure that our relationship with UPS will continue on terms favorable to us, if at all. If our relationship with UPS is terminated or impaired or if UPS is unable to deliver merchandise for us, we would be required to use alternative carriers for the shipment of products to our buyers. We may be unable to engage alternative carriers on a timely basis or on terms favorable to us, if at all. Potential adverse consequences include:

•       reduced visibility of order status and package tracking;

•       delays in merchandise receipt and delivery;

•       increased cost of shipment; and

•       reduced shipment quality, which may result in damaged merchandise.

Any failure to receive merchandise at our distribution centers or deliver products to our buyers in a timely and accurate manner could lead to client dissatisfaction and cause us to lose sellers and buyers.

A significant interruption in the operations of our customer service system or our distribution centers could harm our business and operating results.

Our business depends, to a large degree, on effective customer service and distribution center operations. We currently staff DoD warehouse distribution space, for which we do not incur leasing costs, as well as leased commercial warehouse distribution space. These operations could be harmed by several factors, including any material disruption or slowdown at our distribution centers resulting from labor disputes, changes in the terms of our underlying lease agreements or occupancy arrangements in the case of government provided facilities, telecommunications failures, power or service outages, human error, terrorist attacks, natural disasters or other events. In addition, space provided to us by DoD could be re-configured or reduced as a result of DoD’s Base Realignment and Closure initiative or other infrastructure reduction initiatives. For example, DRMS has indicated that it plans to reconfigure or reduce the current warehousing functions at a number of DoD sites. A disruption in our customer service and distribution operations, including as a result of DRMS’s plans to reconfigure or reduce the current warehousing functions at several sites, could cause us to lose sellers and buyers, decrease our revenue and harm our operating results.

If our transaction models are not accepted by our clients or alternative transaction models are developed, we could lose clients and our revenue and our profitability could decline.

Our services are offered to sellers using the following two primary transaction models:

•       consignment (in which we charge the seller a commission); and

•       profit-sharing (in which we purchase merchandise from sellers and share profits).

We also collect a buyer’s premium, or a commission paid by the buyer, on substantially all completed transactions and may engage in outright purchases of client inventory. It is possible that new transaction models that are not compatible with our business model or our marketplaces may be developed and gain widespread acceptance. Alternative transaction models could cause our revenue and margins to decline. In addition, if current and potential customers do not recognize the benefits of our transaction models, activity in our marketplaces may decline or develop more slowly than we expect, which may limit our ability to grow our revenue or cause our revenue to decline.

If we fail to accurately predict our ability to sell merchandise in which we take inventory risk and credit risk, our margins may decline as a result of lower sale prices from such merchandise.

Under our profit-sharing model, we purchase merchandise and assume the risk that the merchandise may sell for less than we paid for it. In addition, we occasionally engage in transactions with sellers in which we purchase merchandise without a profit-sharing component. In each case, we assume general and physical inventory and credit risk. These risks are especially significant because some of the goods we sell on our websites are characterized by rapid technological change, obsolescence and price erosion, and because we sometimes make large purchases of particular types of inventory. In addition, we do not receive warranties on the goods we purchase and, as a result, we have to resell or dispose of any returned goods. Historically, the number of disposed goods (which includes returned goods that we have not resold) has been less than 2% of the goods we have purchased.

To manage our inventory successfully, we need to maintain sufficient buyer demand and sell merchandise for a reasonable financial return. We may miscalculate buyer demand and overpay for the acquired merchandise. In the event that merchandise is not attractive to our buyer base, we may be required to take significant losses resulting from lower sale prices, which could reduce our revenue and margins. For example, under our DoD surplus contract, we are obligated to purchase all DoD surplus property at set prices representing a percentage of the original acquisition cost, which varies depending on the type of surplus property being purchased. When we resell property under the contract, historically we were entitled to approximately 20%of the profits of sale (defined as gross proceeds of sale less allowable operating expenses) and DoD was entitled to approximately 80% of the profits for distributions. On September 12, 2006, we entered into a bilateral contract modification under which the DoD agreed to increase our profit-sharing percentage in exchange for our agreement to implement additional inventory assurance processes and procedures with respect to the sale of demilitarized property. Under the terms of the contract modification, from August 1, 2006 until November 30, 2006, we were entitled to receive 27.5% of profits under the surplus contract and DoD was entitled to receive 72.5%. After November 30, 2006, we are entitled to receive between 25% and 30.5% of the profits from sale, based on the results of an audit of the effectiveness of the inventory controls we implement under this contract modification. The scrap contract distribution sharing is unchanged. Historically, the cost of inventory has been approximately 5% of the gross merchandise volume under our profit-sharing model. Occasionally, we are not able to sell our inventory for amounts above its cost and we may incur a loss. As we grow our business, we may choose to increase the amount of merchandise we purchase directly from sellers, thus resulting in increased inventory levels and related risk. Any such increase would require the use of additional working capital and subject us to the additional risk of incurring losses on the sale of that inventory.

We may be unable to adequately protect or enforce our intellectual property rights, which could harm our reputation and negatively impact the growth of our business.

We regard our intellectual property, particularly domain names, copyrights and trade secrets, as critical to our success. We rely on a combination of contractual restrictions and copyright and trade secret laws to protect our proprietary rights, know-how, information and technology. Despite these protections, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization or independently develop similar intellectual property.

We currently are the registered owners of several Internet domain names, including www.liquidation.com, www.govliquidation.com, www.liquibiz.com and www.goWholesale.com. We currently do not have any patents or registered copyrights, trademarks or service marks, but we are pursuing patent protection and registration of several of our trademarks. Effective patent, copyright, trademark, service mark, trade secret and domain name protection is expensive to maintain and may require litigation. We seek to protect our trademarks in an increasing number of jurisdictions and may not be successful in doing so in certain jurisdictions. Our competitors may adopt trade names or domain names similar to ours, thereby impeding our ability to promote our marketplaces and possibly leading to client confusion. In addition, we could face trade name or trademark or service mark infringement claims brought by owners of other registered or unregistered trademarks or service marks, including trademarks or service marks that may incorporate variations of our marketplace names. Any claims related to our intellectual property or client confusion related to our marketplaces could damage our reputation and negatively impact the growth of our business.

Our inability to use software licensed from third parties or our use of open source software under license terms that interfere with our proprietary rights could disrupt our business.

We use software licensed from third parties, including some software, known as open source software, that we use without charge. We currently use the following open source software: Linux (an operating system), MySQL (database software), PERL (an interpreter) and Apache (a web server), and we may in the future use additional open source software. In the future, these licenses to third party software may not be available on terms that are acceptable to us, or at all. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future services or enhancements of existing services, which could impair ourbusiness. In addition, the terms of certain open source software licenses may require us to provide modified versions of the open source software, which we develop, if any, or any proprietary software that incorporates all or a portion of the open source software, if any, to others on unfavorable license terms that are consistent with the open source license term. If we are required to license our proprietary software in accordance with the foregoing, our competitors and other third parties could obtain access to our intellectual property, which could harm our business.

Assertions that we infringe on intellectual property rights of others could result in significant costs and substantially harm our business and operating results.

Other parties may assert that we have infringed their technology or other intellectual property rights. We use internally developed systems and licensed technology to operate our online auction platform and related websites. Third parties could assert intellectual property infringement claims against us based on our internally developed systems or use of licensed third party technology. Third parties also could assert intellectual property infringement claims against parties from whom we license technology. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel and/or delays in completion of sales. Furthermore, the outcome of a dispute may be that we would need to change technology, develop non-infringing technology or enter into royalty or licensing agreements. A switch to different technology could cause interruptions in our business. Internal development of a non-infringing technology may be expensive and time-consuming, if we are able to successfully develop such technology at all. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Incurrence of any of these costs could negatively impact our operating results.

If we do not retain our senior management, we may not be able to achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management, particularly William P. Angrick, III, our chief executive officer, and Jaime Mateus-Tique, our chief operating officer. We do not have key-person insurance on any of our officers or employees. The loss of any member of our existing senior management team could damage key seller relationships, result in the loss of key information, expertise or know-how, lead to unanticipated recruitment and training costs and make it more difficult to successfully operate our business and achieve our business goals.

If we are unable to attract and retain skilled employees, we might not be able to sustain our growth.

Our future success depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with sales, marketing, operations and technology expertise. Competition for employees in our industry is intense. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future. If we are unable to attract, assimilate and retain employees with the necessary skills, we may not be able to grow our business and revenue.

Our international operations subject us to additional risks and challenges that could harm our business and our profitability.

We have begun expanding internationally, and in the future we may do so more aggressively. For both the fiscal year ended September 30, 2006 and the three months ended December 31, 2006, international operations accounted for less than 5% of our revenue. International operations subject us to additional risks and challenges, including:

•       the need to develop new seller and buyer relationships;

•       difficulties and costs of staffing and managing foreign operations;

•       changes in and differences between domestic and foreign regulatory requirements;

•       price controls and foreign currency exchange rate fluctuations;

•       difficulties in complying with export restrictions and import permits;

•       reduced protection for intellectual property rights in some countries;

•       potentially adverse tax consequences;

•       lower per capita Internet usage and lack of appropriate infrastructure to support widespread
Internet usage;

•       political and economic instability; and

•       tariffs and other trade barriers.

We cannot assure you that we will be successful in our efforts in foreign countries. Some of these factors may cause our international costs to exceed our domestic costs of doing business. Failure to adequately address these risks could decrease our profitability and operating results.

We may make acquisitions that require significant resources and could be unsuccessful.

In the future, we may acquire other businesses, products and technologies to complement our current business. We may not be able to identify, negotiate, finance, complete or integrate any future acquisition successfully. Acquisitions involve a number of risks, including possible adverse effects on our operating results, diversion of management’s attention, inability to retain key employees of the acquired business and risks associated with unanticipated events or liabilities, some or all of which could disrupt our business and reduce the likelihood that we will receive the anticipated benefits of the acquisition in the amount or the time frame that we expect.

Should we be unable successfully to integrate a new business, we could be required either to dispose of the operation or restructure the operation. In either event, our business could be disrupted and we may not achieve the anticipated benefits of the acquisition. In addition, future transactions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization of expenses, or write-offs of goodwill, any of which could harm our financial condition and operating results. Future transactions may also require us to obtain additional financing, which may not be available on favorable terms or at all.

We may need additional financing in the future, which may not be available on favorable terms, if at all.

We may need additional funds to finance our operations, as well as to enhance our services, fund our expansion, respond to competitive pressures or acquire complementary businesses or technologies. However, our business may not generate the cash needed to finance such requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders would be reduced, and these securities may have rights, preferences or privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, fund our expansion, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations.

We face legal uncertainties relating to the Internet in general and to the e-commerce industry in particular and may become subject to costly government regulation.

The laws and regulations related to the Internet and e-commerce are evolving. These laws and regulations relate to issues such as user privacy, freedom of expression, pricing, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and defamation, obscenity and personal privacy could also affect our business. Laws adopted prior to the advent of the Internet may not contemplate or address the unique issues of the Internet and related technologies and it is not clear how they will apply. Current and future laws and regulations could increase our cost of doing business and/or decrease the demand for our services.

Our auction business may be subject to a variety of additional costly government regulations.

Many states and other jurisdictions have regulations governing the conduct of traditional “auctions” and the liability of traditional “auctioneers” in conducting auctions, which may apply to online auction services. In addition, certain states have laws or regulations that expressly apply to online auction services. We expect to continue to incur costs in complying with these laws and could be subject to fines or other penalties for any failure to comply with these laws. We may be required to make changes in our business to comply with these laws, which could increase our costs, reduce our revenue, cause us to prohibit the listing of certain items, or otherwise adversely affect our financial condition or operating results.

In addition, the law regarding the potential liability of an online auction service for the activities of its users is not clear. We cannot assure you that users of our websites will comply with our terms and conditions or with laws and regulations applicable to them and their transactions. It is possible that we may be subject to allegations of civil or criminal liability for any unlawful activities conducted by sellers or buyers. Any costs we incur as a result of any such allegations, or as a result of actual or alleged unlawful transactions using our marketplaces, or in our efforts to prevent any such transactions, may harm our opportunities for future revenue growth. In addition, any negative publicity we receive regarding any such transactions or allegations may damage our reputation, our ability to attract new sellers and buyers and our business.

Certain categories of merchandise sold on our marketplaces are subject to government restrictions.

We sell merchandise, such as scientific instruments, information technology equipment and aircraft parts, that is subject to export control and economic sanctions laws, among other laws, imposed by the United States and other governments. Such restrictions include the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, and economic sanctions and embargo laws administered by the Office of the Foreign Assets Control. These laws prohibit us from, among other things, selling property to (1) persons or entities that appear on lists of restricted or prohibited parties maintained by the United States or other governments, (2) countries, regimes, or nationals that are the target of applicable economic sanctions or other embargoes, or (3) to certain countries and end users without prior authorization from relevant U.S. government agencies, depending on the export classification status of the property. In addition, for specified categories of property sold under our contracts with the DoD, we are required to (1) obtain an end-use certificate from the prospective buyer describing the nature of the buyer’s business, describing the expected disposition and specific end-use of the property, and acknowledging the applicability of pertinent export control and economic sanctions laws and (2) confirm that each buyer has been cleared to purchase export-controlled items.

We may incur significant costs or be required to modify our business to comply with these requirements. If we are alleged to have violated any of these laws or regulations we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, denial of export privileges, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety are made against us, whether or not true.

Our business may be harmed if third parties misappropriate our clients’ confidential information.

We retain highly confidential information on behalf of our clients in our systems and databases. Although we maintain security features in our systems, our operations may be susceptible to hacker interception, break-ins and other disruptions. These disruptions may jeopardize the security of information stored in and transmitted through our systems. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. These issues are likely to become more difficult as we expand our operations. If any compromise of our security were to occur, we may lose clients and our reputation, business, financial condition and operating results could be harmed by the misappropriation of confidential client information. In addition, if there is any perception that we cannot protect our clients’ confidential information, we may lose the ability to attract new clients and our revenue could decline.

If we fail to comply with increasing levels of regulation relating to privacy, our business could suffer harm.

We are subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information. In addition, several states have proposed or enacted legislation to limit uses of personal information gathered online or require online services to establish privacy policies. Data protection regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts. Such regulations, along with increased government or private enforcement, may increase the cost of growing our business and require us to expend significant capital and other resources. Our failure to comply with these federal, state and international laws and regulations could subject us to lawsuits, fines, criminal penalties, statutory damages, adverse publicity and other costs could decrease our profitability.

If one or more states successfully assert that we should collect sales or other taxes on the sale of our merchandise or the merchandise of third parties that we offer for sale on our websites, our business could be harmed.

We are currently required to pay sales taxes in all states for shipment of goods from our DoD contracts. We also pay sales or other similar taxes in respect of shipments of other goods into states in which we have a substantial presence. In addition, as we grow our business, any new operation in states in which we currently do not pay sales taxes could subject shipments into such states to state sales taxes under current or future laws.

In November 2004, the federal government passed legislation placing a three-year ban on state and local governments’ imposition of new taxes on Internet access or electronic commerce transactions. This ban does not prohibit federal, state or local authorities from collecting taxes on our income or from collecting taxes that are due under existing tax rules. Unless the ban is extended, state and local governments may begin to levy additional taxes on Internet access and electronic commerce transactions upon the legislation’s expiration in November 2007. An increase in taxes may make electronic commerce transactions less attractive for merchants and businesses, which could result in a decrease in the level of demand for our services.

Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any of these initiatives resulted in a reversal of the Supreme Court’s current position, we could be required to collect sales and use taxes in states other than states in which we currently pay such taxes. A successful assertion by one or more local, state or foreign jurisdictions that the sale of merchandise by us is subject to sales or other taxes, could subject us to material liabilities and increase our costs of doing business. To the extent that we cannot pass such costs on to our clients, such taxes could harm our business and decrease our revenue.

Fraudulent activities involving our websites and disputes relating to transactions on our websites may cause us to lose clients and affect our ability to grow our business.

We are aware that other companies operating online auction or liquidation services have periodically received complaints of fraudulent activities of buyers or sellers on their websites, including disputes over the quality of goods and services, unauthorized use of credit card and bank account information and identity theft, potential breaches of system security, and infringement of third-party copyrights, trademarks and trade names or other intellectual property rights. We may receive similar complaints if sellers or buyers trading in our marketplaces are alleged to have engaged in fraudulent or unlawful activity. In addition, we may suffer losses as a result of purchases paid for with fraudulent credit card data even though the associated financial institution approved payment. In the case of disputed transactions, we may not be able to require users of our services to fulfill their obligations to make payments or to deliver goods. We also may receive complaints from buyers about the quality of purchased goods, requests for reimbursement, or communications threatening or commencing legal actions against us. Negative publicity generated as a result of fraudulent conduct by third parties or the failure to satisfactorily settle disputes related to transactions on our websites could damage our reputation, cause us to lose clients and affect our ability to grow our business.

False or defamatory statements transmitted through our services could harm our reputation and affect our ability to attract clients.

The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. Claims could be made against online services companies under both U.S. and foreign laws for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Our www.goWholesale.com website allows users to make comments regarding the online auction industry in general and other users and their merchandise in particular. Although all such comments are generated by users and not by us, we are aware that claims of defamation or other injury have been made against other companies operating auction services in the past and could be made in the future against us for comments made by users. If we are held liable for information provided by our users and carried on our service, we could be directly harmed and may be forced to implement measures to reduce our liability. This may require us to expend substantial resources or discontinue certain service offerings, which could negatively affect our operating results. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could harm our reputation and affect our ability to attract clients.

Our costs have increased significantly over our prior fiscal year as a result of operating as a public company.

We have only been operating as a public company for 12 months. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. These expenses are associated with our public company reporting requirements and corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq Global Market. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a public company or the timing of such costs.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Because we have recently become a public company, we have limited experience attempting to comply with public company obligations, including Section 404 of the Sarbanes-Oxley Act of 2002.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports on Form 10-K. In addition, the public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 10-K for our fiscal year ending on September 30, 2007.

We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Also, we may discover areas of our internal controls that need improvement. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of September 30, 2007 and future year ends as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities.

Some provisions of our charter, bylaws and Delaware law inhibit potential acquisition bids that you may consider favorable.

Our corporate documents and Delaware law contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions include:

•       a staggered board of directors;

•       a prohibition on actions by our stockholders by written consent;

•       limitations on persons authorized to call a special meeting of stockholders;

•       the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•       advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and

•       the requirement that board vacancies be filled by a majority or our directors then in office.

These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Risks Related to This Offering

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

The market prices of the securities of e-commerce companies have been extremely volatile and have overall declined significantly since early 2000. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the stock price may include, among other things:

•       actual or anticipated variations in quarterly operating results;

•       changes in financial estimates by us or by a securities analyst who covers our stock;

•       publication of research reports about our company or industry;

•       conditions or trends in our industry;

•       stock market price and volume fluctuations of other publicly traded companies and, in particular, those whose business involves the Internet and e-commerce;

•       announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, strategic partnerships or divestitures;

•       announcements by us or our competitors of technological innovations, new services or service enhancements;

•       announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•       the passage of legislation or other regulatory developments that adversely affect us, our clients or our industry;

•       additions or departures of key personnel;

•       sales of our common stock, including sales of our common stock by our directors and officers or specific stockholders; and

•       general economic conditions and slow or negative growth of related markets.

Volatility in the market price of shares may prevent investors from being able to sell their shares of common stock at or above the purchase price paid for such shares. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

Future sales of our common stock could cause our stock price to decline.

We and our executive officers and directors are subject to the lock-up agreements described in the “Underwriting” section and a lock-up period of 90 days after the date of this prospectus. After the expiration of this 90-day period, approximately        million of the shares of common stock subject to the lock-up agreements will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act of 1933, or the Securities Act. Friedman, Billings, Ramsey & Co., Inc., CIBC World Markets Corp. and RBC Capital Markets Corporation, on behalf of the underwriters, may release our directors and executive officers from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sale of shares in the public market. If our directors or executive officers sell, or the market perceives that our directors or executive officers intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. These sales, or the perception that these sales could occur, might also make it more difficult for you to sell your shares at a time and price that you deem appropriate and for us to sell additional equity securities at a time and price that we deem appropriate.

In addition to the foregoing, we had options to purchase approximately 2,306,313 shares of common stock outstanding, of which 306,837 were exercisable, as of February 8, 2007.

We do not intend to pay dividends on shares of our common stock.

Since becoming a public company on February 22, 2006, we have not paid cash dividends on our stock and currently anticipate that we will continue to retain any future earnings to finance the growth of our business. Therefore, unless and until we pay dividends on our common stock, any gains from your investment in our common stock must come from an increase in its market price.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change in control.

Our principal stockholders, directors and executive officers and entities affiliated with them will own approximately      % of the outstanding shares of our common stock after this offering. As a result, these stockholders, acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. These stockholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interest. The concentration of ownership could have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and could ultimately affect the market price of our common stock.

We will have broad discretion over the use of proceeds from the issue of shares in this offering, and we may not use these proceeds effectively, which could affect our operating results and cause our stock price to decline.

We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use a portion of the net proceeds from this offering for working capital and general corporate purposes, we have not allocated these net proceeds for specific purposes. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

FORWARD-LOOKING STATEMENTS

Statements contained or incorporated by reference in this prospectus that are not statements of historical fact are “forward-looking statements” within the meaning of Section 27A of the Securities Act. These statements are only predictions, and we claim the protection of the safe harbor for forward looking statements provided in the Private Securities Litigation Reform Act of 1995. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include but are not limited to those listed under “Risk Factors” and elsewhere in this prospectus or other documents incorporated by reference herein. You can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. There may be other factors of which we are currently unaware or deem immaterial that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The net proceeds from our sale of 100,000 shares of common stock in this offering will be approximately $                 million, after deducting underwriting discounts and commissions and estimated offering expenses, payable by us. We will not receive any proceeds from the sale of shares by selling stockholders. We intend to use the net proceeds from this offering for working capital and general corporate purposes.

The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds of this offering.

Pending these uses, we will invest the net proceeds of this offering in short-term interest bearing investment grade securities.

DIVIDEND POLICY

Since becoming a public company on February 22, 2006, we have not paid cash dividends on our stock and currently anticipate that we will continue to retain any future earnings to finance the growth of our business.

CASH AND CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2006 on an actual basis and an as adjusted basis to give effect to our sale of shares of common stock in this offering and receipt of our estimated net proceeds from this offering.

You should read this table together with the information under the headings “Selected Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus, as well as with the audited consolidated financial statements and related notes incorporated by reference in this prospectus.

	As of December 31, 2006
	Actual	As Adjusted
	(unaudited, in thousands)
Cash, cash equivalents and short term investments	$58,659	$
Total debt and capital lease obligations, including current portion	69	69
Stockholders’ equity:
Common stock, $0.001 value; 120,000,000 shares authorized; 27,617,555 shares issued and outstanding, actual; and 27,717,555 shares issued and outstanding, as adjusted	28	28
Additional paid-in capital	56,601
Accumulated other comprehensive income	361	361
Retained earnings	11,827	11,827
Total stockholders’ equity	68,817
Total capitalization	$68,886	$

The table above excludes the following shares of common stock (as of February 8, 2007):

•       2,306,313 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $11.25 per share; and

•       3,444,000 shares available for future issuance under our 2006 Omnibus Long-Term Incentive Plan.

MARKET PRICE OF COMMON STOCK

Our common stock has been traded on the Nasdaq Global Market under the symbol “LQDT” since February 23, 2006. The following table sets forth the intra-day high and low per share bid price of our common stock as reported by the Nasdaq Global Market.

	Low	High
Year Ended September 30, 2006
Second Quarter (beginning February 23, 2006)	$10.00	$13.70
Third Quarter	$12.24	$19.95
Fourth Quarter	$8.66	$17.11
Year Ended September 30, 2007
First Quarter	$13.35	$21.50
Second Quarter (through February 9, 2007)	$16.64	$24.15

On February 9, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $22.75. As of February 8, 2007, there were approximately 42 holders of record of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes incorporated by reference herein and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statement of operations data for the years ended September 30, 2004, 2005 and 2006 and the consolidated balance sheet data as of September 30, 2005 and 2006 are derived from, and are qualified by reference to, our consolidated financial statements that have been audited by Ernst & Young LLP, an independent registered public accounting firm, and that are incorporated by reference in this prospectus. The consolidated statement of operations data for the three months ended December 31, 2005 and 2006, and the consolidated balance sheet data as of December 31, 2006, are derived from, and are qualified by reference to, our unaudited consolidated financial statements that are incorporated by reference in this prospectus. The consolidated statement of operations data for the years ended September 30, 2002 and 2003 and the consolidated balance sheet data as of September 30, 2004 are derived from our audited consolidated financial statements that are not included or incorporated by reference in this prospectus.

	Year ended September 30, 2006					Three months ended December 31,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$44,463	$60,719	$75,869	$89,415	$147,813	$32,207	$45,167
Costs and expenses:
Cost of goods sold (excluding amortization)	4,876	4,481	5,743	6,288	12,160	2,367	8,462
Profit-sharing distributions	17,717	30,427	39,718	48,952	80,253	18,170	18,729
Technology and operations	9,849	10,358	12,814	14,696	20,081	4,055	7,843
Sales and marketing	1,964	3,798	4,586	5,503	8,861	1,816	2,964
General and administrative	5,673	5,810	6,046	7,397	12,073	2,633	3,436
Amortization of contract intangibles	2,483	1,862	—	135	813	203	203
Depreciation and amortization	408	465	531	586	727	153	273
Total costs and expenses	42,970	57,201	69,438	83,557	134,968	29,397	41,910
Income from operations	1,493	3,518	6,431	5,858	12,845	2,810	3,257
Interest income (expense) and other income, net	(169)	(391)	(621)	(570)	430	(363)	598
Income before provision for income taxes	1,324	3,127	5,810	5,288	13,275	2,447	3,855
Provision for income taxes	—	(351)	(541)	(1,166)	(5,294)	(979)	(1,542)
Net income	$1,324	$2,776	$5,269	$4,122	$7,981	$1,468	$2,313
Basic earnings per common share	$0.10	$0.19	$0.31	$0.22	$0.33	$0.08	$0.08
Basic weighted average shares outstanding	13,561,073	14,428,121	16,865,313	19,038,464	24,080,780	19,034,172	27,597,419
Diluted earnings per common shares	$0.07	$0.17	$0.29	$0.18	$0.31	$0.06	$0.08
Diluted weighted average shares outstanding	18,107,552	16,124,927	18,280,366	22,598,519	26,087,809	22,848,367	28,449,429
Non-GAAP Financial Measures:
EBITDA(1)	$4,384	$5,845	$6,962	$6,579	$14,385	$3,166	$3,733
Adjusted EBITDA(1)	2,485	3,750	6,115	6,666	15,008	3,175	4,097
Adjusted profit-sharing distribution(2)	19,616	32,522	40,650	48,952	80,253	18,170	18,729
Adjusted net income (loss)(2)	$(575)	$681	$4,337	$4,122	$7,981	$1,468	$2,313
Supplemental Operating Data:
Gross merchandise volume(3)	$49,209	$72,305	$89,104	$102,210	$173,090	$36,710	$53,200
Completed transactions(4)	92,000	123,000	141,000	173,000	194,000	47,000	49,000
Total registered buyers(5)	69,000	150,000	264,000	386,000	524,000	415,000	565,000
Total auction participants(6)	404,000	552,000	671,000	848,000	993,000	225,000	247,000

	As of September 30,			As of December 31,
	2004	2005	2006	2006
				(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalent and short-term investments	$12,178	$10,378	$66,648	$58,659
Working capital(7)	7,021	4,154	54,082	48,413
Total assets	17,711	26,013	88,038	93,823
Total liabilities	10,333	14,596	22,286	25,007
Redeemable common stock(8)	324	474	—	—
Series C preferred stock	3	3	—	—
Common stock	19	19	27	27
Total stockholders’ equity	7,054	10,943	65,752	68,816

(1)             EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income plus (a) interest expense (income) and other income, net; (b) provision for income taxes; (c) amortization of contract intangibles; and (d) depreciation and amortization. Our definition of adjusted EBITDA is different from EBITDA because we further adjust EBITDA for: (a) stock based compensation expense; and (b) a portion of the SurplusBid.com acquisition payments, as described below under footnote 2. For a description of our use of EBITDA and adjusted EBITDA and a reconciliation of these non-GAAP financial measures to net income, see the discussion and related table below.

(2)             In June 2001, we acquired certain assets and assumed certain liabilities of SurplusBid.com, Inc. and its affiliates for $7.5 million, including SurplusBid.com’s surplus contract with the DoD. The SurplusBid.com acquisition price was paid over 33 months in accordance with the terms of the purchase agreement. At the same time, we were awarded our current surplus contract with the DoD. Our surplus contract required monthly profit-sharing distributions under the contract to be reduced by the amount of the monthly SurplusBid.com acquisition payments. This resulted in a temporary non-recurring reduction in our profit-sharing distributions and a significant increase in our net income during the 33-month period from June 2001 to March 2004. The total amount of the SurplusBid.com acquisition payment was recorded as a note payable in our consolidated balance sheet in fiscal 2001, discounted to a present value of approximately $6.5 million. The discount of approximately $1 million was accreted as interest expense over the term of the acquisition payments.

                           As a result, we present two supplemental non-GAAP financial measures, adjusted profit-sharing distributions and adjusted net income, to eliminate the impact of the SurplusBid.com acquisition payments. These measures are prepared by increasing the profit-sharing distributions line item in our statements of operations by DoD’s portion of the principal payments on the SurplusBid.com note payable made during each period (i.e., approximately 80% of the principal payments). We do not add back the accreted interest portion of the SurplusBid.com acquisition payments when adjusting distributions and net income because the accreted interest is already included in interest expense and other income in our consolidated statements of operations. We believe adjusted profit-sharing distributions and adjusted net income are useful to investors because they eliminate an item that we do not consider indicative of our core operating performance due to its temporary, non-recurring nature. We also believe it is important to provide investors with the same metrics used by management to measure core operating performance.

                           The table below reconciles profit-sharing distributions and net income to such item’s adjusted presentation for the periods presented.

	Year ended September 30,					Three months ended December 31,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(in thousands)
Profit-sharing distribution	$17,717	$30,427	$39,718	$48,952	$80,253	$18,170	$18,729
Adjustment(a)	1,899	2,095	932	—	—	—	—
Adjusted profit-sharing distributions	$19,616	$32,522	$40,650	$48,952	$80,253	$18,170	$18,729
Net income	$1,324	$2,776	$5,269	$4,122	$7,981	$1,468	$2,313
Adjustment(a)	(1,899)	(2,095)	(932)	—	—	—	—
Adjusted net income (loss)	$(575)	$681	$4,337	$4,122	$7,981	$1,468	$2,313

(a)             The final SurplusBid.com acquisition payment was made in March 2004 and therefore no adjustments were made in fiscal years 2005 and 2006 or the three months ended December 31, 2005 and 2006.

(3)             Gross merchandise volume is the total sales value of all merchandise sold through our marketplaces during a given period.

(4)             Completed transactions represents the number of auctions in a given period from which we have recorded revenue.

(5)             Total registered buyers as of a given date represents the aggregate number of persons or entities who have registered on one of our marketplaces.

(6)             For each auction we manage, the number of auction participants represents the total number of registered buyers who have bid one or more times on that auction, and total auction participants for a given period is the sum of the auction participants in each auction conducted during that period.

(7)             Working capital is defined as current assets minus current liabilities.

(8)             Upon the closing of our initial public offering in February 2006 and the resulting repayment of our $2.0 million subordinated note, the redemption feature related to these shares of common stock terminated.

We believe EBITDA and adjusted EBITDA are useful to an investor in evaluating our performance for the following reasons:

•       The amortization of contract intangibles relates to the amortization of SurplusBid.com’s surplus contract with the DoD during fiscal years 2001 to 2003, and amortization of the scrap contract beginning in June 2005. Depreciation and amortization expense primarily relates to property and equipment. Both of these expenses are non-cash charges that have significantly fluctuated over the past five years. As a result, we believe that adding back these non-cash charges to net income is useful in evaluating the operating performance of our business on a consistent basis from year-to-year.

•       As a result of substantial federal net operating loss carryforwards, or NOLs, we did not incur significant income tax expense until fiscal 2005. With the exhaustion of our remaining federal NOLs during fiscal 2005, we recorded federal income tax expense for the first time, thus significantly decreasing our fiscal 2005 net income relative to prior years. Consequently, we believe that presenting a financial measure that adjusts net income for provision for income taxes is useful to investors when evaluating the operating performance of our business.

•       During July 2001, we modified the exercise price of 3,402,794 stock options issued to employees. As a result, we are accounting for the modified stock options from the date of modification to the date the stock options are exercised, forfeited or expire unexercised using variable accounting. Under variable accounting, we revalue compensation costs for the stock options at each reporting period based on changes in the intrinsic value of the stock options. We recorded approximately $85,000, $87,000, $7,000 and $0, respectively, in stock compensation expenses based on vesting of the fair value of the options for the fiscal years ended September 30, 2004, 2005 and 2006 and the three months ended December 31, 2006, respectively. We will continue to revalue compensation costs for the options based on changes in the fair value of our common stock in future periods. We believe that it is useful to exclude this expense because it results from a one-time event that requires us to record expense that we are not otherwise required to record in connection with new stock options granted during the same time period. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, or Statement 123(R), which is a revision of SFAS No. 123. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative. We adopted the provisions of Statement 123(R) on October 1, 2005, using the prospective method. Unvested stock based awards issued prior to October 1, 2005, the date that we adopted the provisions of Statement 123(R), were accounted for at the date of adoption using the intrinsic value method originally applied to those awards. We recorded approximately $616,000 and $364,000 in stock compensation expenses based on the adoption of Statement 123(R) for the fiscal year ended September 30, 2006 and the three months ended

December 31, 2006, respectively. As a result, we present a financial measure that adjusts net income and EBITDA for stock compensation expense.

•       As discussed above, the requirement under our surplus contract with the DoD for monthly profit-sharing distributions to the DoD to be reduced by the monthly SurplusBid.com acquisition payments resulted in a temporary non-recurring reduction in our profit-sharing distributions and a significant increase in our net income and EBITDA during the 33-month period from July 2001 to March 2004. As a result, we believe that it is useful to exclude a portion of these profit-sharing distributions from adjusted EBITDA because the payments will not recur in future periods and were unrelated to our core operations.

•       We believe EBITDA and adjusted EBITDA are important indicators of our operational strength and the performance of our business because they provide a link between profitability and operating cash flow.

•       We also believe that analysts and investors use EBITDA and adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

Our management uses EBITDA and adjusted EBITDA:

•       as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our core operations;

•       for planning purposes, including the preparation of our internal annual operating budget;

•       to allocate resources to enhance the financial performance of our business;

•       to evaluate the effectiveness of our operational strategies; and

•       to evaluate our capacity to fund capital expenditures and expand our business.

EBITDA and adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income, income from operations, cash provided by operating activities or our other financial information as determined under GAAP.

We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, adjusted EBITDA is subject to all of the limitations applicable to EBITDA. Our presentation of adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

The table below reconciles net income to EBITDA and adjusted EBITDA for the periods presented.

	Year ended September 30,					Three months ended December 31,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(in thousands)
Net income	$1,324	$2,776	$5,269	$4,122	$7,981	$1,468	$2,313
Interest expense (income) and other income, net	169	391	621	570	(430)	363	(598)
Provision for income taxes	—	351	541	1,166	5,294	979	1,542
Amortization of contract intangible	2,483	1,862	—	135	813	203	203
Depreciation and amortization	408	465	531	586	727	153	273
EBITDA	4,384	5,845	6,962	6,579	14,385	3,166	3,733
Stock compensation expense	—	—	85	87	623	9	364
Adjustment(1)	(1,899)	(2,095)	(932)	—	—	—	—
Adjusted EBITDA	$2,485	$3,750	$6,115	$6,666	$15,008	$3,175	$4,097

(1)             The adjustment amount for each period equals approximately 80% of the principal payments on the SurplusBid.com note payable made during each period, as described above in footnote 2. No payments were made in fiscal years 2005 and 2006 or the three months ended December 31, 2005 and 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus and the information contained under the caption “Selected Consolidated Financial Data” contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could vary materially from those indicated, implied, or suggested by these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

About us.   We are a leading online auction marketplace for wholesale, surplus and salvage assets. We enable buyers and sellers to transact in an efficient, automated online auction environment offering over 500 product categories. Our marketplaces provide professional buyers access to a global, organized supply of wholesale, surplus and salvage assets presented with digital images and other relevant product information. Additionally, we enable our corporate and government sellers to enhance their financial return on excess assets by providing a liquid marketplace and value-added services that integrate sales and marketing, logistics and transaction settlement into a single offering. We organize our products into categories across major industry verticals such as consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, and specialty equipment. Our online auction marketplaces are www.liquidation.com, www.govliquidation.com and www.liquibiz.com. We also operate a wholesale industry portal, www.goWholesale.com that connects advertisers with buyers seeking products for resale and related business services.

We believe our ability to create liquid marketplaces for wholesale, surplus and salvage assets generates a continuous flow of goods from our corporate and government sellers. This flow of goods in turn attracts an increasing number of professional buyers to our marketplaces. During fiscal year 2006, the number of registered buyers grew from approximately 386,000 to approximately 524,000, or 35.7%. By December 31, 2006, that number had grown to approximately 565,000. During the past three fiscal years, we have conducted over 508,000 online transactions generating approximately $364 million in gross merchandise volume. Approximately 87% of our initial listings have resulted in a completed cash sale during the past three fiscal years.

Our history.   We were incorporated in Delaware in November 1999 as Liquidation.com, Inc. and commenced operations in early 2000. During 2000, we developed our online auction marketplace platform and began auctioning merchandise primarily for small commercial sellers and government agencies. In 2001, we changed our name to Liquidity Services, Inc. In June 2001, we were awarded our first major DoD contract, the Commercial Venture Two or CV2 contract. Under this agreement, we became the exclusive contractor with the Defense Reutilization and Marketing Service, or DRMS, for the sale of usable DoD surplus assets in the United States. In June 2005, we were awarded an additional exclusive contract with the DRMS to manage and sell substantially all DoD scrap property. During 2004, we launched our wholesale industry portal, www.goWholesale.com.

Recent initiatives.   We have recently made several new investments to enhance the value of our business. Throughout fiscal 2006, we continued to make investments in our U.S. distribution center operations. In the three months ended December 31, 2005, we opened a 49,000 square-foot distribution facility in Cranbury, New Jersey, in the three months ended March 31, 2006, we opened a 54,000 square-foot distribution center in North Las Vegas, Nevada and in the three months ended September 30, 2006, we opened a 94,000 square-foot distribution center in Plainfield, Indiana, a suburb of Indianapolis.

During fiscal year 2006, we launched our www.liquibiz.com marketplace, in conjunction with the award of a contract, in January 2006, by DRMS to purchase DoD surplus property located in Germany. We incurred start-up costs during the fiscal year ended September 30, 2006 associated with the DoD Germany contract.

Since becoming a public company in February 2006, we have continued to invest in our administrative infrastructure, including the hiring of additional finance staff and a consultant to assist us with our efforts to fulfill the requirements of the Sarbanes-Oxley Act of 2002.

We completed the acquisition of the wholesale business of STR for approximately $10.2 million in cash on October 16, 2006. STR is a California-based remarketer of reverse supply chain merchandise, including retail customer returns, overstocks, shelf pulls, and seasonal merchandise, to wholesale buyers. The acquisition of STR strengthens our core business by adding long-standing relationships with traditional discount store chain buyers as well as Fortune 500 commercial sellers. The acquisition also expanded our distribution center network, with the addition of STR’s approximately 117,000 square-foot leased distribution center in Fullerton, California, a suburb of Los Angeles, as well as a 21,000 square-foot facility in Sacramento, California, which we believe will provide efficiencies for both domestic and international buyers and sellers.

Our revenue.   We generate substantially all of our revenue by retaining a percentage of the proceeds from the sales we manage for our sellers. We offer our sellers two primary transaction models: a profit-sharing model and a consignment model.

•       Profit-sharing model.   Under our profit-sharing model, which is utilized primarily by the DoD, we purchase inventory from our suppliers and share with them a portion of the profits received from a completed sale in the form of a distribution. Distributions are calculated based on the value received from sale after deducting direct costs, such as sales and marketing, technology and operations and other general and administrative costs. Because we are the primary obligor, and take general and physical inventory risks and credit risk under this transaction model, we recognize as revenue the sale price paid by the buyer upon completion of a transaction. Revenue from our profit-sharing model accounted for approximately 91.0%, 87.9%, 83.1% and 68.6% of our total revenue for the fiscal years ended September 30, 2004, 2005 and 2006 and the three months ended December 31, 2006, respectively. The merchandise sold under our profit-sharing model accounted for approximately 77.5%, 76.8%, 70.9% and 58.2% of our gross merchandise volume, or GMV, for fiscal years 2004, 2005 and 2006 and the three months ended December 31, 2006, respectively.

•       Consignment model.   Under our consignment model, which is utilized primarily by our commercial sellers, we recognize commission revenue from sales of merchandise in our marketplaces that is owned by others. These commissions, which we refer to as seller commissions, represent a percentageof the sale price the buyer pays upon completion of a transaction. We vary the percentage amount of the seller commission depending on the various value-added services we provide to the seller to facilitate the transaction. For example, we generally increase the percentage amount of the commission if we take possession, handle, ship or provide enhanced product information for the merchandise. We collect the seller commission by deducting the appropriate amount from the sales proceeds prior to their distribution to the seller after completion of the transaction. Revenue from our consignment model accounted for approximately 5.7%, 5.2%, 7.2% and 8.2% of our total revenue for the fiscal years ended September 30, 2004, 2005 and 2006 and the three months ended December 31, 2006, respectively. The merchandise sold under our consignment model accounted for approximately 19.7%, 18.5% 22.4% and 23.5% of our GMV for fiscal years 2004, 2005 and 2006 and the three months ended December 31, 2006, respectively.

We collect a buyer premium on substantially all of our transactions under both of our transaction models. Buyer premiums are calculated as a percentage of the sale price of the merchandise sold and are paid to us by the buyer. Buyer premiums are in addition to the price of the merchandise. Under our profit-sharing model, we typically share the proceeds of any buyer premiums with our sellers.

In addition, we engage in transactions with our sellers in which we purchase merchandise without a profit-sharing component. Under this model, we do not share any profits with the sellers. These transactions generated approximately 3% of our revenue and 2.6% of our GMV in fiscal year 2006, and, due primarily to the acquisition of STR, these transactions generated approximately 16.9% of our revenue and 14.3% of our GMV in the three months ended December 31, 2006.

In fiscal years 2005 and 2006 and the three months ended December 31, 2006, we generated approximately 2% of our revenue from advertisements on our wholesale industry portals.

Industry trends.   We believe there are several industry trends impacting the growth of our business including: (1) the increase in the adoption of the Internet by businesses to conduct e-commerce both in the United States and abroad; (2) product innovation in the retail supply chain that has increased the pace of product obsolescence and, therefore, the supply of surplus assets; (3) the increase in the volume of returned merchandise handled by both online and offline retailers; (4) the increase in government regulations necessitating verifiable recycling and remarketing of surplus assets; and (5) the increase in outsourcing by corporate and government organizations of disposition activities for surplus and end-of-life assets.

Our Seller Agreements

Our DoD agreements.   We have three contracts with the DoD pursuant to which we acquire, manage and sell excess property:

•       Surplus contract.   In June 2001, we were awarded the CV2 contract, a competitive-bid exclusive contract under which we acquire, manage and sell all usable DoD surplus personal property turned in to the DRMS. Surplus property generally consists of items determined by the DoD to be no longer needed, and not claimed for reuse by, any federal agency, such as computers, electronics, office supplies, scientific and medical equipment, aircraft parts, clothing and textiles. Revenue from our surplus contract (including buyer premiums) accounted for approximately 91.0%, 87.5%, 56.6% and 40.9% of our total revenue for the fiscal years ended September 30, 2004, 2005 and 2006 and the three months ended December 31, 2006, respectively. The property sold under our surplus contract accounted for approximately 77.5%, 76.5%, 48.3% and 34.7% of our GMV for fiscal years 2004, 2005 and 2006 and the three months ended December 31, 2006, respectively. The surplus contract expires in June 2008.

•       Scrap contract.   In June 2005, we were awarded a competitive-bid exclusive contract under which we acquire, manage and sell substantially all scrap property of the DoD turned in to the DRMS. Scrap property generally consists of items determined by DoD to have no use beyond their base material content, such as metals, alloys, and building materials. The contract accounted for 0.4%, 26.5% and 27.7% of our revenue and 0.3%, 22.6% and 23.5% of our GMV for the fiscal years ended September 30, 2005 and 2006 and the three months ended December 31, 2006, respectively. We were required to pay $5.7 million to the DoD in fiscal 2005 for the right to manage the operations and remarket scrap material in connection with the scrap contract. The contract expires in June 2012, subject to DoD’s right to extend it for three additional one-year terms.

Under the surplus property contract, we are obligated to purchase all DoD surplus property at set prices representing a percentage of the original acquisition cost, which varies depending on the type of surplus property being purchased. Under the scrap contract, we acquire scrap property at a per pound price. When we resold property under the contracts, we were initially entitled to approximately 20% of the profits of sale (defined as gross proceeds of sale less allowable operating expenses) and the DoD was entitled to approximately 80% of the profits. We refer to these disbursement payments to DoD as profit-sharing distributions. As a result of these arrangements, we recognize as revenue the gross proceeds from these sales. DoD also reimburses us for actual costs incurred for packing, loading and shipping property under the contracts that we are obligated to pick up from non-DoD locations. On September 12, 2006, we entered into a bilateral contract modification under which the DoD agreed to increase our profit-sharing percentage under the surplus contract in exchange for our agreement to implement additional inventory assurance processes and procedures with respect to the sale of demilitarized property. Under the terms of the contract modification, from August 1, 2006 until November 30, 2006, we were entitled to receive 27.5% of the profits under the surplus contract and the DoD was entitled to receive 72.5%. After November 30, 2006, we are entitled to receive between 25% and 30.5% of the profits, based on the results of an audit of the effectiveness of the inventory controls we implement under the contract modification. Under the scrap contract, we also have a small business performance incentive based on the number of scrap buyers that are small businesses that allows us to receive up to an additional 2% of the profit sharing distribution.

•       German surplus contract.   In January 2006, we were awarded a contract to purchase DoD surplus property located in Germany. This contract generated less than 2% of our revenue in fiscal year 2006 and the three months ended December 31, 2006. This contract expires in January 2009.

Our UK MoD agreement.   In July 2003, we were awarded a contract to manage and sell surplus property from the United Kingdom Ministry of Defence. This contract generated less than 4% of our revenue in fiscal years 2004, 2005 and 2006 and less than 3% of our revenue in the three months ended December 31, 2006. This contract expires in July 2008, subject to the Ministry’s right to extend the contract for two additional one-year terms.

Our commercial agreements.   We have over 350 corporate clients who sell in excess of $10,000 of wholesale, surplus and salvage assets in our marketplaces. Our agreements with these clients are generally terminable at will by either party.

Key Business Metrics

Our management periodically reviews certain key business metrics for operational planning purposes and to evaluate the effectiveness of our operational strategies, allocation of resources and our capacity to fund capital expenditures and expand our business. These key business metrics include:

Gross merchandise volume.   Gross merchandise volume, or GMV, is the total sales value of all merchandise sold through our marketplaces during a given period. We review GMV because it provides a measure of the volume of goods being sold in our marketplaces and thus the activity of those marketplaces. GMV also provides a means to evaluate the effectiveness of investments that we have made and continue to make, including in the areas of customer support, value-added services, product development, sales and marketing, and operations. The GMV of goods sold in our marketplaces in fiscal year 2006 and during the three months ended December 31, 2006 totaled $173.1 million and $53.2 million, respectively.

Completed transactions.   Completed transactions represents the number of auctions in a given period from which we have recorded revenue. Similar to GMV, we believe that completed transactions is a key business metric because it provides an additional measurement of the volume of activity flowing through our marketplaces. During the fiscal year ended September 30, 2006 and the three months ended December 31, 2006, we completed approximately 194,000 and 49,000 transactions, respectively.

Total registered buyers.   We grow our buyer base through a combination of marketing and promotional efforts. A person becomes a registered buyer by completing an online registration process on one of our marketplaces. As part of this process, we collect business and personal information, including name, title, company name, business address and contact information, and information on how the person intends to use our marketplaces. Each prospective buyer must also accept our terms and conditions of use. Following the completion of the online registration process, we verify each prospective buyer’s e-mail address and confirm that the person is not listed on any banned persons list maintained internally or by the U.S. federal government. After the verification process, which is completed generally within 24 hours, the registration is approved and activated and the prospective buyer is added to our registered buyer list.

Total registered buyers as of a given date represents the aggregate number of persons or entities who have registered on one of our marketplaces. We use this metric to evaluate how well our marketing and promotional efforts are performing. Total registered buyers excludes duplicate registrations, buyers who are suspended from utilizing our marketplaces and those buyers who have voluntarily removed themselves from our registration database. In addition, if we become aware of registered buyers that are no longer in business, we remove them from our database. As of December 31, 2006, we had approximately 565,000 registered buyers.

Total auction participants.   For each auction we manage, the number of auction participants represents the total number of registered buyers who have bid one or more times in that auction. As a result, a registered buyer who bids, or participates, in more than one auction is counted as an auction participant in each auction in which he or she participates. Thus, total auction participants for a given period is the sum of the auction participants in each auction conducted during that period. We use this metric to allow us to compare our online auction marketplaces to our competitors, including other online auction sites and traditional on-site auctioneers. In addition, we measure total auction participants on a periodic basis to evaluate the activity level of our base of registered buyers and to measure the performance of our marketing and promotional efforts. For the fiscal year ended September 30, 2006 and the three months ended December 31, 2006, approximately 993,000 and 247,000 total auction participants, respectively, participated in auctions on our marketplaces.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. A “critical accounting estimate” is one which is both important to the portrayal of our financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We continuously evaluate our critical accounting estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition.   We recognize revenue in accordance with the provisions of Staff Accounting Bulletin No. 104, Revenue Recognition. For transactions in our online marketplaces, which generate substantially all of our revenue, we recognize revenue when all of the following criteria are met:

•       a buyer submits the winning bid in an auction and, as a result, evidence of an arrangement exists and the sale price has been determined;

•       title has passed to a buyer and the buyer has assumed risks and rewards of ownership;

•       for arrangements with an inspection period, the buyer has received the merchandise and has not notified us within that period that it is dissatisfied with the merchandise; and

•       collection is reasonably assured.

Substantially all of our sales are recorded subsequent to payment authorization being received, utilizing credit cards, wire transfers and PayPal, an Internet based payment system, as methods of payments. As a result, we are not subject to significant collection risk, as goods are generally not shipped before payment is received.

Revenue is also evaluated in accordance with EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, for reporting revenue of gross proceeds as the principal in the arrangement or net of commissions as an agent. In arrangements in which we are deemed to be the primary obligor, bear physical and general inventory risk and credit risk, we recognize as revenue the gross proceeds from the sale, including buyer’s premiums. In arrangements in which we act as an agent or broker on a consignment basis, without taking general or physical inventory risk, revenue is recognized based on the sales commissions that are paid to us by the sellers for utilizing our services; in this situation, sales commissions represent a percentage of the gross proceeds from the sale that the seller pays to us upon completion of the transaction.

We have evaluated our revenue recognition policy related to sales under our profit-sharing model and determined it is appropriate to account for these sales on a gross basis using the criteria outlined in EITF 99-19. The following factors were most heavily relied upon in our determination:

•       We are the primary obligor in the arrangement.

•       We are the seller in substance and in appearance to the buyer; the buyer contacts us if there is a problem with the purchase. Only we and the buyer are parties to the sales contract and the buyer has no recourse to the supplier. If the buyer has a problem, he or she looks to us, not the supplier.

•       The buyer does not and cannot look to the supplier for fulfillment or for product acceptability concerns.

•       We have general inventory risk.

•       We take title to the inventory upon paying the amount set forth in the contract with the supplier. Such amount is generally a percentage of the supplier’s original acquisition cost and varies depending on the type of the inventory purchased.

•       We are at risk of loss for all amounts paid to the supplier in the event the property is damaged or otherwise becomes unsaleable. In addition, as payments made for inventory are excluded from the calculation for the profit-sharing distribution under our DoD contracts, we effectively bear inventory risk for the full amount paid to acquire the property (i.e., there is no sharing of inventory risk).

Valuation of goodwill and other intangible assets.   In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, we identify and value intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we test our goodwill and other intangible assets for impairment annually or more frequently if events or circumstances indicate impairment may exist. Examples of such events or circumstances could include a significant change in business climate or a loss of significant customers. We apply a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit’s goodwill to the fair value of the goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded in our statements of operations. Intangible assets with definite lives are amortized over their estimated useful lives and are also reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be realizable.

Our management makes certain estimates and assumptions in order to determine the fair value of net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Estimating future cash flows requires significant judgment, and our projections may vary from cash flows eventually realized. The valuations employ a combination of present value techniques to measure fair value, corroborated by comparisons to estimated market multiples. These valuations are based on a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model.

We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and other intangible assets, which totaled $16.5 million at December 31, 2006. Such events may include strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our base of buyers and sellers or material negative changes in our relationships with material customers.

Income taxes.   We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statement and income tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which the taxes are expected to be paid or recovered. A valuation allowance is provided to reduce the deferred tax assets to a level that we believe will more likely than not be realized. The resulting net deferred tax asset reflects management’s estimate of the amount that will be realized.

We provide for income taxes based on our estimate of federal and state tax liabilities. These estimates include, among other items, effective rates for state and local income taxes, estimates related to depreciation and amortization expense allowable for tax purposes, and the tax deductibility of certain other items. Our estimates are based on the information available to us at the time we prepare the income tax provision. We generally file our annual income tax returns several months after our fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

Stock-based compensation.   In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment (Statement 123(R)), which is a revision of SFAS No. 123. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative. We adopted the provisions of Statement 123(R) on October 1, 2005, using the prospective method. Unvested stock-based awards issued prior to October 1, 2005 and disclosed in our September 30, 2005 consolidated financial statements using the minimum value method (rather than the estimated fair value using the Black-Scholes option pricing model) were accounted for at the date of adoption using the intrinsic value method originally applied to those awards. Therefore, in the future, we will not have any compensation expense related to these awards.

As permitted by SFAS No. 123, prior to October 1, 2005, we accounted for share-based payments to employees using the intrinsic value method and, as such, recognized no compensation cost when employee stock options were granted with exercise prices equal to the fair value of the shares on the date of grant. Accordingly, the adoption of Statement 123(R)’s fair value method may have a significant impact on our results of operations, although we believe that it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend significantly on levels of share-based payments granted in the future.

The above list is not intended to be a comprehensive list of all of our accounting estimates. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with little need for management’s judgment in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result. See our audited financial statements and related notes, which contain accounting policies and other disclosures required by GAAP.

Components of Revenue and Expenses

Revenue.   We generate substantially all of our revenue from sales of merchandise held in inventory and by retaining a percentage of the proceeds from the sales. Our revenue recognition practices are discussed in more detail in the section above entitled “Critical Accounting Estimates.”

Cost of goods sold (excluding amortization).   Cost of goods sold includes the costs of purchasing and transporting property for auction, as well as credit card transaction fees.

Profit-sharing distributions.   Our two primary contracts with the DoD are structured as profit-sharing arrangements in which we purchase and take possession of all goods we receive from the DoD at a contractual percentage of the original acquisition cost of those goods. After deducting allowable operating expenses, we disburse to the DoD on a monthly basis a percentage of the profits of the aggregate monthly sales. We retain the remaining percentage of these profits after the DoD’s disbursement. We refer to these disbursement payments to DoD as profit-sharing distributions.

Technology and operations.   Technology expenses consist primarily of personnel costs related to our programming staff who develop and deploy new marketplaces, such as www.liquibiz.com, and continuously enhance existing marketplaces. These personnel also develop and upgrade the software systems that support our operations, such as sales processing. Because our marketplaces and support systems require frequent upgrades and enhancements to maintain viability, we have determined that the useful life for substantially all of our internally developed software is less than one year. As a result, we expense these costs as incurred.

Operations expenses consist primarily of operating costs, including buyer relations, shipping logistics and distribution center operating costs.

Sales and marketing.   Sales and marketing expenses include the cost of our sales and marketing personnel as well as the cost of marketing and promotional activities. These activities include online marketing campaigns such as paid search advertising.

General and administrative.   General and administrative expenses include all corporate and administrative functions that support our operations and provide an infrastructure to facilitate our future growth. Components of these expenses include executive management and staff salaries, bonuses and related taxes and employee benefits; travel; headquarters rent and related occupancy costs; and legal and accounting fees. The salaries, bonus and employee benefits costs included as general and administrative expenses are generally more fixed in nature than our other operating expenses and do not vary directly with the volume of merchandise sold through our marketplaces. We anticipate that we will also incur additional employee salaries and related expenses, professional service fees, and insurance costs necessary to continue to meet the requirements of being a public company.

Amortization of contract intangibles.   Amortization of contract intangibles expense consists of the amortization of our DoD scrap contract award during June 2005. This contract required us to purchase the rights to operate the scrap operations of the DoD during the seven year base term of the contract. The intangible asset created from the $5.7 million purchase is being amortized over 84 months on a straight-line basis. The amortization period is correlated to the base term of the contract, exclusive of renewal periods.

Depreciation and amortization.   Depreciation and amortization expenses consist primarily of the depreciation and amortization of amounts recorded in connection with the purchase of furniture, fixtures and equipment.

Interest income and expense and other income, net.   Interest income and expense and other income, net consists primarily of interest income on cash and short-term investments and interest expense on borrowings under our long-term debt and realized gains or losses on short-term investments.

Income taxes.   Prior to fiscal 2002, we incurred losses from our operations and, as a result, did not incur significant liabilities for income taxes. While we generated NOLs during this time, we did not record a deferred tax asset for these NOLs or any other deferred items because of the uncertainty of their realization. We utilized these NOLs through fiscal 2004 to offset substantially all of the federal income taxes we would have otherwise owed. We continued to owe state income taxes during these periods. At September 30, 2004, we had utilized a significant portion of our federal NOLs. During fiscal year 2005, we exhausted our remaining federal NOLs and had an effective income tax rate of approximately 22%. During fiscal year 2006, we had an effective income tax rate of approximately 40%. We estimate that our future effective income tax rate will be approximately 41%.

Results of Operations

The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of revenue.

	Year ended September 30,			Three months ended December 31,
	2004	2005	2006	2005	2006
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and Expenses:
Cost of goods sold (excluding amortization)	7.6	7.0	8.2	7.4	18.7
Profit-sharing distributions	52.4	54.7	54.3	56.4	41.5
Technology and operations	16.9	16.4	13.6	12.6	17.4
Sales and marketing	6.0	6.2	6.0	5.6	6.6
General and administrative	8.0	8.3	8.2	8.2	7.6
Amortization of contract intangibles	—	0.2	0.6	0.6	0.4
Depreciation and amortization	0.7	0.7	0.5	0.5	0.6
Total cost and expenses	91.6	93.5	91.4	91.3	92.8
Income from operations	8.4	6.5	8.6	8.7	7.2
Interest income (expense) and other income, net	(0.8)	(0.6)	0.3	(1.1)	1.3
Income before provision for income taxes	7.6	5.9	8.9	7.6	8.5
Provision for income taxes	(0.7)	(1.3)	(3.5)	(3.0)	(3.4)
Net income	6.9%	4.6%	5.4%	4.6%	5.1%

Three Months Ended December 31, 2006 Compared to Three Months Ended December 31, 2005

Revenue.   Revenue increased $13.0 million, or 40.2%, to $45.2 million for the three months ended December 31, 2006 from $32.2 million for the three months ended December 31, 2005. This increase was primarily due to a 40.0% increase in the average value of our transactions resulting from product mix, lotting and merchandising strategies, and buyer demand, as well as an increase in the number of completed transactions through our online auction marketplaces. During the same period, the number of completed transactions increased from approximately 47,000 to 49,000, or 3.5%. The amount of gross merchandise volume transacted through our marketplaces increased $16.5 million, or 45.0%, to $53.2 million for the three months ended December 31, 2006 from $36.7 million for the three months ended December 31, 2005. We believe this increase is attributable to our investment in our sales and marketing organization, the acquisition of STR on October 16, 2006, as well as increased market acceptance by corporate sellers and professional buyers of our online marketplaces as an efficient channel to auction and purchase wholesale, surplus and salvage assets, which resulted in 155.9% growth in our commercial marketplace over the same period last year. In addition, our scrap contract, which generated 27.7% of our revenue and 23.5% of our gross merchandise volume for the three months ended December 31, 2006, grew 79.5% from the three months ended December 31, 2005. We also benefited from our ability to more effectively market assets to potential buyers as we gained transaction experience and industry knowledge in the vertical product segments auctioned through our marketplaces. Our marketing efforts resulted in an approximate 36.2% increase in registered buyers to approximately 565,000 at December 31, 2006 from approximately 415,000 at December 31, 2005.

Cost of goods sold (excluding amortization).   Cost of goods sold (excluding amortization) increased $6.1 million, or 257.4%, to $8.5 million for the three months ended December 31, 2006 from $2.4 million for the three months ended December 31, 2005. As a percentage of revenue, cost of goods sold (excluding amortization) increased to 18.7% for the three months ended December 31, 2006 from 7.4% for the three months ended December 31, 2005. This increase was primarily due to an increase in merchandise we purchased for our own account, which grew with the acquisition of STR.

Profit-sharing distributions.   Profit-sharing distributions increased $0.5 million, or 3.1%, to $18.7 million for the three months ended December 31, 2006 from $18.2 million for the three months ended December 31, 2005, which was primarily due to an increase in revenue from sellers utilizing our profit-sharing model, such as the DoD. As a percentage of revenue, profit-sharing distributions decreased to 41.5% for the three months ended December 31, 2006 from 56.4% for the three months ended December 31, 2005. This decrease is a result of faster growth in our commercial business, where most of our sellers have adopted our consignment model, as well as a decrease in the amount of profits we are required to pay the DoD under our surplus contract, which was modified on September 12, 2006. A detailed discussion of the surplus contract modification can be found above under “Our Seller Agreements.”

Technology and operations expenses.   Technology and operations expenses increased $3.8 million, or 93.4%, to $7.8 million for the three months ended December 31, 2006 from $4.0 million for the three months ended December 31, 2005. As a percentage of revenue, these expenses increased to 17.4% for the three months ended December 31, 2006 from 12.6% for the three months ended December 31, 2005. The increase was primarily due to the addition of 115 technology and operations personnel needed to support the increased volume of transactions and merchandise discussed above. The increase as a percentage of revenue is primarily the result of 31 of the 115 additional operating personnel, which were needed to support our inventory assurance program under the surplus contract in conjunction with the contract modification on September 12, 2006.

Sales and marketing expenses.   Sales and marketing expenses increased $1.2 million, or 63.2%, to $3.0 million for the three months ended December 31, 2006 from $1.8 million for the three months ended December 31, 2005. As a percentage of revenue, these expenses increased to 6.6% for the three months ended December 31, 2006 from 5.6% for the three months ended December 31, 2005. This increase was primarily due to our hiring of 19 additional sales and marketing personnel and $0.4 million in increased expenditures on marketing and promotional activities across our marketplaces.

General and administrative expenses.   General and administrative expenses increased $0.8 million, or 30.5%, to $3.4 million for the three months ended December 31, 2006 from $2.6 million for the three months ended December 31, 2005. The increase was primarily due to (1) costs of $0.2 million related to additional accounting, legal, insurance, compliance and other expenses related to being a public company, (2) expenses of $0.4 million related to the adoption of Statement 123(R) and (3) costs of $0.1 million for executive and administrative staff to support our growth and the requirements of being a public company. As a percentage of revenue, these expenses decreased to 7.6% for the three months ended December 31, 2006 from 8.2% for the three months ended December 31, 2005, as a result of operating efficiencies gained from fixed costs, such as corporate staff, which were spread over a larger revenue base.

Amortization of contract intangibles.   Amortization of contract intangibles was consistent at $0.2 million for the three months ended December 31, 2006 and 2005, as a result of our DoD scrap contract award during June 2005. This contract required us to purchase the rights to operate the scrap operations of the DoD during the seven year base term of the contract. The intangible asset created from the $5.7 million purchase is being amortized over 84 months on a straight line basis, which began in August 2005.

Depreciation and amortization expenses.   Depreciation and amortization expenses increased $0.1 million, or 80.4%, to $0.3 million for the three months ended December 31, 2006 from $0.2 million for the three months ended December 31, 2005. This increase was due primarily to additional depreciation expense resulting from the purchase of $2.0 million of property and equipment during the fiscal year ended September 30, 2006.

Interest income and expense and other income, net.   Interest income and expense and other income, net, of $0.6 million of income for the three months ended December 31, 2006 changed by $1.0 million from $0.4 million of expense for the three months ended December 31, 2005. This change is a result of the repayment in February 2006 of the $2.4 million indebtedness associated with our senior credit facility, as well as our $2.0 million subordinated note payable, following the completion of our initial public offering and investing the remaining proceeds from our initial public offering.

Provision for income taxes.   Income tax expense increased $0.5 million, or 57.6%, to $1.5 million for the three months ended December 31, 2006 from $1.0 million for the three months ended December 31, 2005, primarily due to the increase in income before provision for income taxes.

Net income.   Net income increased $0.8 million, or 57.6%, to $2.3 million for the three months ended December 31, 2006 from $1.5 million for the three months ended December 31, 2005. As a percentage of revenue, net income increased to 5.1% for the three months ended December 31, 2006 from 4.6% for the three months ended December 31, 2005. This increase was due to the result of our growth in gross merchandise volume, while leveraging our fixed expenses.

Year Ended September 30, 2006 Compared to Year Ended September 30, 2005

Revenue.   Revenue increased $58.4 million, or 65.3%, to $147.8 million for the year ended September 30, 2006 from $89.4 million for the year ended September 30, 2005. This increase was primarily due to a 51.3% increase in the average value of our transactions resulting from product mix, lotting and merchandising strategies, and buyer demand, as well as an increase in the number of completed transactions through our online auction marketplaces. During the same period, the number of completed transactions increased from approximately 173,000 to 194,000, or 11.9%. The amount of gross merchandise volume transacted through our marketplaces increased $70.9 million, or 69.3%, to $173.1 million for the year ended September 30, 2006 from $102.2 million for the year ended September 30, 2005. We believe this increase is attributable to our investment in our sales and marketing organization, as well as increased market acceptance by corporate sellers and professional buyers of our online marketplaces as an efficient channel to auction and purchase wholesale, surplus and salvage assets. In addition, our scrap contract, which began operations in September 2005 and generated 26.5% of our revenue and 22.6% of our gross merchandise volume for the fiscal year ended September 30, 2006, also contributed to the increase in revenue. We also benefited from our ability to more effectively market assets to potential buyers as we gained transaction experience and industry knowledge in the vertical product segments auctioned through our marketplaces. Our marketing efforts resulted in an approximate 35.7% increase in registered buyers to approximately 524,000 at September 30, 2006 from approximately 386,000 at September 30, 2005.

Cost of goods sold (excluding amortization).   Cost of goods sold (excluding amortization) increased $5.9 million, or 93.4%, to $12.2 million for the year ended September 30, 2006 from $6.3 million for the year ended September 30, 2005, primarily due to the increase in revenue. As a percentage of revenue, cost of goods sold (excluding amortization) increased to 8.2% in fiscal 2006 compared to 7.0% in fiscal 2005, primarily due to an increase in merchandise we purchased for our own account and sold on www.liquidation.com.

Profit-sharing distributions.   Profit-sharing distributions increased $31.3 million, or 63.9%, to $80.2 million for the year ended September 30, 2006 from $48.9 million for the year ended September 30, 2005, which was primarily due to an increase in revenue from sellers utilizing our profit-sharing model, such as the DoD, as well as the addition of the DoD scrap contract in September 2005. As a percentage of revenue, profit-sharing distributions decreased to 54.3% in fiscal 2006 from 54.7% in fiscal 2005. This decrease is a result of faster growth in our commercial business, where most of our sellers have adopted our consignment model. Revenues from our consignment model have increased to 7.2% of total revenue for the year ended September 30, 2006 from 5.2% for the year ended September 30, 2005.

Technology and operations expenses.   Technology and operations expenses increased $5.4 million, or 36.6%, to $20.1 million for the year ended September 30, 2006 from $14.7 million for the year ended September 30, 2005. As a percentage of revenue, these expenses decreased to 13.6% in fiscal 2006 from 16.4% in fiscal 2005. The increase was primarily due to the addition of 75 technology and operations personnel needed to support the increased volume of transactions and merchandise discussed above. The decrease as a percentage of revenue is primarily the result of operating efficiencies gained as fixed costs, such as programming staff, were spread over a larger revenue base.

Sales and marketing expenses.   Sales and marketing expenses increased $3.4 million, or 61.0%, to $8.9 million for the year ended September 30, 2006 from $5.5 million for the year ended September 30, 2005. The increase was primarily due to our hiring of 20 additional sales and marketing personnel and $1.3 million in increased expenditures on marketing and promotional activities across our marketplaces. As a percentage of revenue, these expenses were consistent at 6.0% in fiscal 2006 and 6.2% in fiscal 2005.

General and administrative expenses.   General and administrative expenses increased $4.7 million, or 63.2%, to $12.1 million for the year ended September 30, 2006 from $7.4 million for the year ended September 30, 2005. The increase was primarily due to (1) our DoD scrap contract resulting in $1.6 million of additional general and administrative expenses, (2) costs of $1.3 million related to additional accounting, legal, insurance, compliance and other expenses related to being a public company, (3) expenses of $0.6 million related to the adoption of Statement 123(R) and (4) costs of $1.2 million for executive and administrative staff to support our growth and the requirements of being a public company. As a percentage of revenue, these expenses were consistent at 8.2% in fiscal 2006 and 8.3% in fiscal 2005.

Amortization of contract intangibles.   Amortization of contract intangibles increased $0.7 million, to $0.8 million for the year ended September 30, 2006, from $0.1 million for the year ended September 30, 2005, as a result of our DoD scrap contract award during June 2005. This contract required us to purchase the rights to operate the scrap operations of the DoD during the seven year base term of the contract. The intangible asset created from the $5.7 million purchase is being amortized over 84 months on a straight line basis, which began in August 2005.

Depreciation and amortization expenses.   Depreciation and amortization expenses increased $0.1 million, or 24.3%, to $0.7 million for the fiscal year ended September 30, 2005 from $0.6 million for the year ended September 30, 2005. This increase was due primarily to additional depreciation expense resulting from the purchase of $2.0 million of property and equipment during fiscal year ended September 30, 2006.

Interest income and expense and other income, net.   Interest income and expense and other income, net, of $0.4 million of income for the year ended September 30, 2006 changed by $1.0 million from $0.6 million of expense for the year ended September 30, 2005. This change is a result of the repayment in February 2006 of the $2.4 million indebtedness associated with our senior credit facility, as well as our $2.0 million subordinated note payable, following the completion of our initial public offering and invested the remaining proceeds from our initial public offering.

Provision for income taxes.   Income tax expense increased $4.1 million to $5.3 million for the year ended September 30, 2006 from $1.2 million for the year ended September 30, 2005, primarily due to the increase in income before provision for income taxes and the exhaustion of our remaining federal NOLs during the year ended September 30, 2005.

Net income.   Net income increased $3.9 million, or 93.6%, to $8.0 million for the year ended September 30, 2006 from $4.1 million for the year ended September 30, 2005. As a percentage of revenue,

net income increased to 5.4% in the year ended September 30, 2006 from 4.6% in the year ended September 30, 2005. The increase was due to the result of our growth in gross merchandise volume, while leveraging our fixed expenses.

Year Ended September 30, 2005 Compared to Year Ended September 30, 2004

Revenue.   Revenue increased $13.5 million, or 17.9%, to $89.4 million for the year ended September 30, 2005 from $75.9 million for the year ended September 30, 2004. This increase was primarily due to an increase in the number of completed transactions through our online auction marketplaces. The number of completed transactions increased from approximately 141,000 to 173,000, or 22.9%, in the same period. The amount of gross merchandise volume transacted through our marketplaces increased $13.1 million, or 14.7%, to $102.2 million for the year ended September 30, 2005 from $89.1 million for the year ended September 30, 2004. We believe this increase is attributable to our investment in our sales and marketing organization, as well as increased market acceptance by corporate sellers and professional buyers of our online marketplaces as an efficient channel to auction and purchase wholesale, surplus and salvage assets. We also benefited from our ability to more effectively market offered assets to potential buyers as we gained transaction experience and industry knowledge in the vertical product segments auctioned through our marketplaces. Our marketing efforts resulted in an approximate 46.2% increase in registered buyers to approximately 386,000 at September 30, 2005 from approximately 264,000 at September 30, 2004. In addition, we believe we sold more surplus goods for existing sellers in 2005 as compared to 2004 because we demonstrated enhanced sales values and operational efficiencies.

Cost of goods sold (excluding amortization).   Cost of goods sold (excluding amortization) increased $0.6 million, or 9.5%, to $6.3 million for the year ended September 30, 2005 from $5.7 million for the year ended September 30, 2004, primarily due to the increase in revenue. As a percentage of revenue, cost of goods sold (excluding amortization) decreased to 7.0% in fiscal 2005 compared to 7.6% in fiscal 2004, primarily due to a decrease in credit card processing fees.

Profit-sharing distributions.   Profit-sharing distributions increased $9.2 million, or 23.2%, to $48.9 million for the year ended September 30, 2005 from $39.7 million for the year ended September 30, 2004, which was primarily due to an increase in revenue from sellers utilizing our profit-sharing model, such as the DoD. As a percentage of revenue, profit-sharing distributions increased to 54.7% in fiscal 2005 from 52.4% in fiscal 2004. As described above in “Non-GAAP Financial Measures,” the increase as a percentage of revenue was due primarily to the reduction of actual profit-sharing distributions paid to DoD being reduced during the 33-month period ended March 2004 as a result of our acquisition of SurplusBid.com in June 2001. Profit-sharing distributions during the last six months of fiscal 2004 and throughout fiscal 2005 were not affected by our SurplusBid.com acquisition and, therefore, we experienced a comparative increase between 2004 and 2005 in profit-sharing distributions as a percentage of revenue.

Technology and operations expenses.   Technology and operations expenses increased $1.9 million, or 14.7%, to $14.7 million for the year ended September 30, 2005 from $12.8 million for the year ended September 30, 2004. As a percentage of revenue, these expenses decreased to 16.4% in fiscal 2005 from 16.9% in fiscal 2004. The increase was primarily due to the addition of 12 operations personnel needed to support the increased volume of transactions and merchandise discussed above. The decrease as a percentage of revenue is primarily the result of operating efficiencies gained as fixed costs, such as programming staff, were spread over a larger revenue base.

Sales and marketing expenses.   Sales and marketing expenses increased $0.9 million, or 20.0%, to $5.5 million for the year ended September 30, 2005 from $4.6 million for the year ended September 30, 2004. As a percentage of revenue, these expenses increased to 6.2% in fiscal 2005 from 6.0% in fiscal 2004. The increase was primarily due to the addition of seven additional sales and marketing personnel and $0.4 million in increased expenditures on marketing and promotional activities across our marketplaces.

General and administrative expenses.   General and administrative expenses increased $1.4 million, or 22.3%, to $7.4 million for the year ended September 30, 2005 from $6.0 million for the year ended September 30, 2004. As a percentage of revenue, these expenses increased to 8.3% in fiscal 2005 from 8.0% in fiscal 2004. The increase was primarily due to: (1) the addition of three employees in our general and administrative headcount to support our growth and to prepare our company to meet the additional requirements of being a public company; and (2) costs of $0.3 million related to our procurement of the DoD scrap contract. The remaining increase was due to increases in various general and administrative expenses to support the growth in our operations.

Amortization of contract intangibles.   Amortization of contract intangibles was $0.1 million for the year ended September 30, 2005 as a result of our DoD scrap contract award during June 2005. This contract required us to purchase the rights to operate the scrap operations of the DoD during the seven year base term of the contract. The intangible asset created from the $5.7 million purchase is being amortized over 84 months on a straight line basis over 84 months, which began in August 2005. Amortization of contract intangibles for the year ended September 30, 2004 was $0.

Depreciation and amortization expenses.   Depreciation and amortization expenses increased $0.1 million, or 10.4%, to $0.6 million for the fiscal year ended September 30, 2005 from $0.5 million for the year ended September 30, 2004. This increase was due primarily to additional depreciation expense resulting from the purchase of $0.5 million of property and equipment during fiscal year ended September 30, 2005.

Interest income and expense and other income, net.   Interest income and expense and other income, net remained constant at $0.6 million for the years ended September 30, 2005 and September 30, 2004.

Provision for income taxes.   Income tax expense increased $0.6 million to $1.1 million for the year ended September 30, 2005 from $0.5 million for the year ended September 30, 2004, primarily due to the increase in income before provision for income taxes and the exhaustion of our remaining federal NOLs during the year ended September 30, 2005.

Net income.   Net income decreased $1.2 million, or 21.8%, to $4.1 million for the year ended September 30, 2005 from $5.3 million for the year ended September 30, 2004. The decrease was due to the result of items discussed above.

Quarterly Results of Operations

The following tables set forth for the nine most recent quarters (1) selected unaudited quarterly consolidated statement of operations data, as well as each line item expressed as a percentage of total revenue, (2) supplemental operating data, (3) primary transaction model data and (4) DoD contract data. The unaudited quarterly consolidated statement of operations data has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes incorporated by reference in this prospectus. We believe that our quarterly revenue and operating results are likely to vary in the future. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. Factors that may cause our revenue and operating results to vary or fluctuate include those discussed in the “Risk Factors” section of this prospectus.

	Three months ended
	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006
	(in thousands)
Consolidated Statement of Operations Data:
Revenue	$19,817	$22,432	$22,940	$24,225	$32,207	$37,101	$38,750	$39,755	$45,167
Costs and expenses:
Cost of goods sold (excluding amortization)	1,296	1,521	1,590	1,880	2,367	2,595	3,442	3,756	8,462
Profit-sharing distributions	10,985	12,830	12,516	12,621	18,170	20,719	20,534	20,830	18,729
Technology and operations	3,434	3,557	3,665	4,040	4,055	4,739	5,321	5,966	7,843
Sales and marketing	1,190	1,218	1,375	1,721	1,816	2,100	2,411	2,536	2,964
General and administrative	1,690	1,674	1,918	2,115	2,633	3,177	3,343	2,919	3,436
Amortization of contract intangibles	—	—	—	135	203	203	203	203	203
Depreciation and amortization	141	148	150	146	153	170	179	225	273
Total costs and expenses	18,736	20,948	21,214	22,658	29,397	33,703	35,433	36,435	41,910
Income from operations	1,081	1,484	1,726	1,567	2,810	3,398	3,317	3,320	3,257
Interest income (expense) and other income, net	(110)	(162)	(140)	(158)	(363)	(211)	454	550	598
Income before provision for income taxes	971	1,322	1,586	1,409	2,447	3,187	3,771	3,870	3,855
Provision for income taxes	(353)	(448)	(543)	178	(979)	(1,259)	(1,416)	(1,641)	(1,542)
Net income	$618	$874	$1,043	$1,587	$1,468	$1,928	$2,355	$2,229	$2,313

	Three months ended
	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006
	(as a percentage of revenue)
Consolidated Statement of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100%	100%	100%	100%
Costs and expenses:
Costs of goods sold (excluding amortization)	6.6	6.8	6.9	7.8	7.4	7.0	8.9	9.4	18.7
Profit-sharing distributions	55.4	57.2	54.6	52.1	56.4	55.8	53.0	52.4	41.5
Technology and operations	17.3	15.8	16.0	16.7	12.6	12.8	13.7	15.0	17.4
Sales and marketing	6.0	5.4	6.0	7.1	5.6	5.7	6.2	6.4	6.6
General and administrative	8.5	7.5	8.4	8.7	8.2	8.6	8.6	7.3	7.6
Amortization of contract intangibles	—	—	—	0.5	0.6	0.5	0.6	0.5	0.4
Depreciation and amortization	0.7	0.7	0.6	0.6	0.5	0.4	0.4	0.6	0.6
Total costs and expenses	94.5	93.4	92.5	93.5	91.3	90.8	91.4	91.6	92.8
Income from operations	5.5	6.6	7.5	6.5	8.7	9.2	8.6	8.4	7.2
Interest income (expense) and other income, net	(0.6)	(0.7)	(0.6)	(0.7)	(1.1)	(0.6)	1.2	1.3	1.3
Income before provision for income taxes	4.9	5.9	6.9	5.8	7.6	8.6	9.8	9.7	8.5
Provision for income taxes	(1.8)	(2.0)	(2.4)	0.7	(3.0)	(3.4)	(3.7)	(4.1)	(3.4)
Net income	3.1%	3.9%	4.5%	6.5%	4.6%	5.2%	6.1%	5.6%	5.1%

	Three months ended
	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006
Supplemental Operating Data:
Gross merchandise volume	$22,346	$25,492	$26,529	$27,843	$36,710	$43,803	$46,699	$45,879	$53,216
Completed transactions	38,000	37,000	49,000	49,000	47,000	48,000	50,000	48,000	49,000
Total registered buyers	292,000	328,000	355,000	386,000	415,000	459,000	489,000	524,000	565,000
Total auction participants	197,000	210,000	211,000	230,000	225,000	261,000	261,000	246,000	247,000

	Three months ended
	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006
Primary Transaction Model Data:
As a percentage of gross merchandise volume:
Profit-sharing	80.7%	79.3%	74.7%	73.5%	75.4%	71.5%	67.7%	70.2%	58.2%
Consignment	15.8%	16.7%	20.2%	20.6%	19.3%	23.3%	25.2%	21.3%	23.5%
As a percentage of revenue:
Profit-sharing	91.0%	90.1%	86.4%	84.5%	85.9%	84.5%	81.6%	81.0%	68.6%
Consignment	4.7%	4.7%	5.8%	5.6%	5.7%	7.4%	8.0%	7.5%	8.2%

	Three months ended
	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006
DoD Contract Data:
As a percentage of gross merchandise volume:
Surplus	80.7%	79.3%	74.7%	72.4%	56.4%	52.2%	46.4%	40.1%	34.7%
Scrap	—	—	—	1.1%	19.0%	19.3%	21.3%	30.1%	23.5%
As a percentage of revenue:
Surplus	91.0%	90.1%	86.4%	83.2%	64.3%	61.7%	55.9%	46.3%	40.9%
Scrap	—	—	—	1.3%	21.6%	22.8%	25.7%	34.7%	27.7%

Our prior quarterly operating results have fluctuated due to changes in our business and the
e-commerce industry. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may affect our quarterly operating results include the following:

•       the addition of new buyers and sellers or the loss of existing buyers and sellers;

•       the volume, size, timing and completion rate of transactions in our marketplaces;

•       changes in the supply and demand for and the volume, price, mix and quality of our supply of wholesale, surplus and salvage assets;

•       introduction of new or enhanced websites, services or product offerings by us or our competitors;

•       implementation of significant new contracts or DoD inventory control procedures;

•       changes in our pricing policies or the pricing policies of our competitors;

•       changes in the conditions and economic prospects of the e-commerce industry or the economy generally, which could alter current or prospective buyers’ and sellers’ priorities;

•       technical difficulties, including telecommunication system or Internet failures;

•       changes in government regulation of the Internet and e-commerce industry;

•       event-driven disruptions such as war, terrorism, disease and natural disasters;

•       integration costs related to future acquisitions;

•       seasonal patterns in selling and purchasing activity; and

•       costs related to acquisitions of technology or equipment.

Our operating results may fall below the expectations of market analysts and investors in some future periods. If this occurs, even temporarily, it could cause volatility in our stock price.

Liquidity and Capital Resources

Historically, our primary cash needs have been working capital (including capital used for inventory purchases), which we have funded primarily through cash generated from operations. As of December 31, 2006, we had approximately $43.0 million in cash and cash equivalents, $15.7 million in short-term investments and $3.4 million available under our $5.5 million senior credit facility.

Substantially all of our sales are recorded subsequent to receipt of payment authorization, utilizing credit cards, wire transfers and PayPal, an Internet based payment system, as methods of payments. As a result, we are not subject to significant collection risk, as goods are generally not shipped before payment is received.

Changes in Cash Flows: Three Months Ended December 31, 2006 Compared to Three Months Ended December 31, 2005

Net cash provided by operating activities decreased $2.4 million to $2.7 million for the three months ended December 31, 2006 from $5.1 million for the three months ended December 31, 2005. For the three months ended December 31, 2006, net cash provided by operating activities primarily consisted of net income of $2.3 million, depreciation and amortization expense of $0.5 million, net other expenses of $0.3 million and a net increase in accounts payable, accrued expenses and other liabilities of $2.7 million, offset in part by a net increase in accounts receivable, inventory and prepaid assets of $3.1 million. For the three months ended December 31, 2005, net cash provided by operating activities primarily consisted of net income of $1.5 million, depreciation and amortization expense of $0.4 million, net other expenses of $0.3 million and an increase in accrued expenses and other liabilities of $4.1 million, offset in part by a net increase in accounts receivable, inventory and prepaid assets of $1.2 million.

Net cash used in investing activities was $14.5 million for the three months ended December 31, 2006 and $0.2 million for the three months ended December 31, 2005. Net cash used in investing activities for the three months ending December 31, 2006 consisted primarily of net purchases of short-term investments of $3.5 million, capital expenditures of $0.8 million for purchases of equipment and leasehold improvements, and $10.2 million for the purchase of STR. Net cash used in investing activities for the three months ending December 31, 2005 consisted primarily of capital expenditures of $0.2 million for purchases of equipment.

Net cash provided by financing activities was $0.2 million for the three months ended December 31, 2006. Net cash used in financing activities was less than $0.1 million for the three months ended December 31, 2005.

Changes in Cash Flows: Fiscal Year Ended September 30, 2006 Compared to Fiscal Year Ended
September 30, 2005

Net cash provided by operating activities increased $11.6 million to $17.7 million for the year ended September 30, 2006 from $6.1 million for the year ended September 30, 2005. For the year ended September 30, 2006, net cash provided by operating activities primarily consisted of net income of $8.0 million, depreciation and amortization expense of $1.5 million, stock compensation expense of $0.6 million, and an increase in accounts payable, accrued expenses and other liabilities of $12.2 million, offset in part by an increase in accounts receivable, inventory and prepaid expenses and other assets of $4.7 million. For the year ended September 30, 2005, net cash provided by operating activities primarily consisted of net income of $4.1 million, depreciation and amortization expense of $0.7 million and an increase in accrued expenses and other liabilities of $1.8 million, offset in part by net other expenses of $0.4 million and a net increase in accounts receivable, inventory and prepaid assets of $0.1 million.

Net cash used in investing activities was $14.3 million for the year ended September 30, 2006 and $3.2 million for the year ended September 30, 2005. Net cash used in investing activities in fiscal 2006 consisted primarily of net purchases of short-term investments of $12.2 million, capital expenditures of $2.0 million for purchases of equipment and leasehold improvements, and $0.1 million for intangible assets. Net cash used in investing activities in fiscal 2005 consisted primarily of $5.7 million for the purchase of the rights to operate the scrap operations of the DoD as required under the DoD scrap contract, $3.8 million for the purchase of Wholesale411.com and the 3.1% minority interest in one of our subsidiaries, and capital expenditures of $0.5 million for purchases of equipment, offset by the net proceeds from short-term investments of $6.8 million.

Net cash provided by financing activities was $40.5 million for the year ended September 30, 2006 and $2.0 million for the year ended September 30, 2005. Net cash provided by financing activities in fiscal 2006 consisted primarily of net proceeds from our initial public offering of $44.0 million and $1.0 million from the sale of common stock issued upon option exercises, offset by the net repayment of debt and capital leases of $4.5 million. Net cash provided by financing activities in fiscal 2005 primarily reflected $2.4 million in borrowings under our senior credit facility and $0.2 million from the sale of common stock issued upon option exercises. These amounts were offset by $0.5 million of common stock repurchases and $0.1 million of payments made on notes payable and capital leases.

Changes in Cash Flows: Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended
September 30, 2004

Net cash provided by operating activities increased $0.5 million to $6.1 million for the year ended September 30, 2005 from $5.6 million for the year ended September 30, 2004. For the year ended September 30, 2005, net cash provided by operating activities primarily consisted of net income of $4.1 million, depreciation and amortization expense of $0.7 million and an increase in accrued expenses and other liabilities of $1.8 million, offset in part by net other expenses of $0.4 million and a net increase in accounts receivable, inventory and prepaid assets of $0.1 million. For the year ended September 30, 2004, net cash provided by operating activities primarily consisted of net income of $5.3 million, depreciation and amortization expense of $0.5 million, net other expenses of $0.3 million and an increase in accounts payable and other liabilities of $1.6 million, offset in part by an increase in accounts receivable, inventory and prepaid assets of $2.1 million.

Net cash used in investing activities was $3.2 million for the year ended September 30, 2005 and $3.0 million for the year ended September 30, 2004. Net cash used in investing activities in fiscal 2005 consisted primarily of $5.7 million for the purchase of the rights to operate the scrap operations of the DoD as required under the DoD scrap contract, $3.8 million for the purchase of Wholesale411.com and the 3.1% minority interest in one of our subsidiaries, and capital expenditures of $0.5 million for purchases of equipment, offset by the net proceeds from short-term investments of $6.8 million. Net cash used in investing activities in 2004 consisted primarily of net purchases of short-term investments of $2.6 million and capital expenditures of $0.4 million for purchases of equipment.

Net cash provided by financing activities was $2.0 million for the year ended September 30, 2005 and net cash used in financing activities was $3.5 million for the year ended September 30, 2004. Net cash provided by financing activities in fiscal 2005 primarily reflected $2.4 million in borrowings under our senior credit facility and $0.2 million from the sale of common stock issued upon option exercises. These amounts were offset by $0.5 million of common stock repurchases and $0.1 million of payments made on notes payable and capital leases. Net cash used in financing activities in fiscal 2004 reflected $19.7 million from the sale of our Series C preferred stock and $0.3 million from the sale of common stock issued upon option exercises, which was offset by a $20.2 million special dividend to holders of our capital stock, and the repurchase of the remaining outstanding shares of our Series A and B preferred stock for $1.8 million. In addition, we made principal payments on notes payable and capital leases of $1.4 million and made $0.1 million of repayments on capital lease obligations. The proceeds from the sale of our Series C preferred stock were used to pay the special dividend to holders of our capital stock. We did not use our operating cash flow to fund the payment of this dividend.

Capital Expenditures.   Our capital expenditures consist primarily of computers and purchased software, office equipment, furniture and fixtures, and leasehold improvements. The timing and volume of such capital expenditures in the future will be affected by the addition of new customers or expansion of existing customer relationships. We expect capital expenditures to range from $1.5 million to $2.0 million in the fiscal year ending September 30, 2007. We intend to fund those expenditures primarily from operating cash flows. Our capital expenditures for the year ended September 30, 2006 and the three months ended December 31, 2006 were $2.0 million and $0.8 million, respectively. As of December 31, 2006, we had no outstanding commitments for capital expenditures, with the exception of $0.2 million to $0.3 million, net of reimbursements from the landlord, for leasehold improvements in expansion space at our offices in Washington, D.C.

Senior credit facility.   We maintain a $5.5 million senior credit facility due July 2007. The senior credit facility bears an annual interest rate of LIBOR plus 2.25%. As of December 31, 2006, we had no outstanding indebtedness under our senior credit facility. As of December 31, 2006, our borrowing availability under our senior credit facility was $3.4 million due to issued Letters of Credit for $2.1 million; $1.0 million of our availability under this facility is set aside as a contractual obligation under our DoD scrap contract operations. The obligations under our senior credit facility are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized subsidiaries (other than our subsidiaries organized to service our DoD contracts) and secured on a first priority basis by security interests (subject to permitted liens) in substantially all assets owned by us, and each of our other domestic subsidiaries, subject to limited exceptions. Our credit agreement contains a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, indebtedness and liens, and dividends and other restricted payments. As of December 31, 2006, we were in full compliance with the terms and conditions of our credit agreement.

Note payable.   In May 2003, we issued a subordinated note to an unaffiliated third party in exchange for $2 million in cash. The note bore interest at 12% per annum and was secured by a junior lien on substantially all of our assets. The note was due May 2008. We utilized a portion of the proceeds from our initial public offering to retire the note.

We believe that our existing cash and cash equivalents and short-term investments, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the development and deployment of new marketplaces, the introduction of new value added services and the costs to establish additional distribution centers. Although we are currently not a party to any definitive agreement with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. There is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Preferred Stock Financings

In September 2004, we issued 3,262,643 shares of Series C preferred stock to entities related to ABS Capital Partners in exchange for approximately $20 million in cash. In December 2004, we used all of the proceeds from this transaction to pay a special dividend to all holders of our capital stock. In conjunction with the closing of our initial public offering, the outstanding shares of the Series C preferred stock were converted into shares of common stock.

Our Series A preferred stock and Series B preferred stock were either repurchased or converted into common stock in 2003 and 2004. We have no outstanding shares of Series A preferred stock and Series B preferred stock.

Contractual and Commercial Commitments

The table below represents our significant commercial commitments as of September 30, 2006. Notes payable, borrowings under our senior credit facility and capital leases are reflected on our September 30, 2006 balance sheet. Operating leases, which represent commitments to rent office and warehouse space in the United States and Europe, are not reflected on our balance sheet.

	Total	Less than 1 year	1 to 3 years	3 to 5 Years	5+ years
	(in thousands)
Notes payable	$58	$16	$42	—	—
Operating leases	7,566	1,789	3,096	$1,939	$742
Capital leases	65	63	2	—	—
Total contractual cash obligations	$7,689	$1,868	$3,140	$1,939	$742

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Inflation

Inflation generally affects us by increasing our cost of labor and equipment. We do not believe that inflation had any material effect on our results of operations during the fiscal years ended September 30, 2004, 2005 and 2006.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued FIN 48, Accounting for Uncertainty in Income Taxes an interpretation of SFAS No. 109, Accounting for Income Taxes which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 allows recognition of only those tax benefits that satisfy a greater than 50% probability threshold. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective for our Company beginning October 1, 2007. We do not expect FIN 48 to have a material effect on our financial statements.

In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, Accounting Changes and Error Corrections, which supersedes APB Opinion No. 20, Accounting Changes, and SFAS No. 3,

Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting for and reporting of changes in accounting principles. The statement requires the retroactive application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 became effective for our Company beginning October 1, 2006. We do not expect the adoption of SFAS No. 154 to have a material effect on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate sensitivity.   We did not have any debt as of September 30, 2006 and thus do not have any related interest rate exposure. Our investment policy requires us to invest funds in excess of current operating requirements. The principal objectives of our investment activities are to preserve principal, provide liquidity and maximize income consistent with minimizing risk of material loss.

   As of December 31, 2006, our cash and cash equivalents consisted primarily of money market funds and our short-term investments consisted primarily of highly-rated short-term bonds. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities. Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly since the majority of our investments are short-term in nature. Due to the nature of our short-term investments, which have a duration of three to twelve months, we have concluded that we do not have material market risk exposure.

Exchange rate sensitivity.   We consider our exposure to foreign currency exchange rate fluctuations to be minimal, as less than five percent of our sales are denominated in foreign currencies. We have not engaged in any hedging or other derivative transactions to date.

BUSINESS

Overview

We are a leading online auction marketplace for wholesale, surplus and salvage assets. We enable buyers and sellers to transact in an efficient, automated online auction environment offering over 500 product categories. Our marketplaces provide professional buyers access to a global, organized supply of wholesale, surplus and salvage assets presented with digital images and other relevant product information. Additionally, we enable our corporate and government sellers to enhance their financial return on excess assets by providing a liquid marketplace and value-added services that integrate sales and marketing, logistics and transaction settlement into a single offering. We organize our products into categories across major industry verticals such as consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, and specialty equipment. Our online auction marketplaces are www.liquidation.com, www.govliquidation.com and www.liquibiz.com. We also operate a wholesale industry portal, www.goWholesale.com, that connects advertisers with buyers seeking products for resale and related business services.

We believe our ability to create liquid marketplaces for wholesale, surplus and salvage assets generates a continuous flow of goods from our corporate and government sellers. This flow of goods in turn attracts an increasing number of professional buyers to our marketplaces. During fiscal year 2006, the number of registered buyers grew from approximately 386,000 to approximately 524,000, or 35.7%. By December 31, 2006, the number of registered buyers had grown to approximately 565,000. During the past three fiscal years, we have conducted over 508,000 online transactions generating approximately $364 million in gross merchandise volume. Approximately 87% of our initial listings have resulted in a completed cash sale during the past three fiscal years.

In the fiscal year ended September 30, 2006 and the three months ended December 31, 2006, we generated revenue of $147.8 million and $45.2 million, respectively, through multiple sources, including transaction fees from sellers and buyers, revenue sharing arrangements, value-added service charges and online advertising fees. Our revenue has grown at a compound annual growth rate of approximately 35% for the last four fiscal years. Additionally, we have been profitable and cash flow positive for each quarter since the fourth quarter of fiscal year 2002.

Industry Overview

While a well-established forward supply chain exists for the procurement of assets, most manufacturers, retailers, corporations and government agencies have not made significant investments in the reverse supply chain process. The reverse supply chain addresses the redeployment and remarketing of wholesale, surplus and salvage assets. These assets generally consist of retail customer returns, overstock products and end-of-life goods from both the corporate and government sectors. According to D.F. Blumberg Associates, Inc., a research and consulting firm, the estimated reverse logistics market in North America will grow from approximately $38.5 billion in 2004 to over $63.1 billion in 2008.

The supply of wholesale, surplus and salvage assets in the reverse supply chain results from a number of factors, including:

•       Supply chain inefficiencies.   Forecasting inaccuracies, manufacturer overruns, cancelled orders, evolving market preferences, discontinued product lines, merchandise packaging changes and seasonal fluctuations result in the growth of surplus assets.

•       Product innovation.   Continuous innovation in technology products, such as computer and office equipment, consumer electronics, and personal communication and entertainment devices, results in a continuous flow of surplus assets.

•       Return policies of large national and online retailers.   The flexible return practices of many large national retailers and online shopping sites result in a continuous supply of returned merchandise, a significant portion of which must be liquidated.

•       Compliance with government regulations.   An increasingly stringent regulatory environment necessitates the verifiable recycling and remarketing of surplus assets that would otherwise be disposed of as waste.

Organizations that manufacture, distribute, sell or use finished goods regularly need to dispose of excess inventory or returned merchandise. We believe the management and remarketing of surplus assets traditionally has been an inefficient process. While many organizations spend considerable resources developing systems and channels supporting the flow of finished goods to their core customers, we believe that many have not historically dedicated significant resources to the reverse supply chain. Factors contributing to these inefficiencies in the reverse supply chain include the lack of:

•       a centralized and global marketplace to sell bulk products in the reverse supply chain;

•       awareness of available methods and mechanisms for disposal of surplus assets;

•       experience in managing the reverse supply chain; and

•       product information and tracking as surplus assets move through the reverse supply chain.

Traditional methods of surplus asset disposition include ad-hoc, negotiated direct sales, utilization of individual brokers or sales agents and live on-site auctions. We believe brokers specializing in surplus asset disposition are generally highly fragmented, geographically dispersed and predominantly small business owners. The manual, negotiated and geographically dispersed nature of traditional surplus resale methods results in a lack of pricing transparency for offered goods and a lower number of potential buyers and bids, which we believe typically lead to lower recovery rates for sellers.

A significant number of professional buyers seek wholesale, surplus and salvage assets. They include online and offline retailers, convenience and discount stores, value-added resellers such as refurbishers and scrap recyclers, import and export firms and small businesses. Traditionally, these buyers have had limited access to large sellers of surplus assets, relying instead on their own network of industry contacts and fixed-site auctioneers to locate, evaluate and purchase specific items of interest. Traditional methods are inefficient for buyers due to the lack of:

•       global access to an available supply of desired assets;

•       efficient and inexpensive sourcing processes;

•       a professionally managed central marketplace;

•       detailed information and product description for the offered goods; and

•       pricing transparency or ability to compare asset prices.

The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation (IDC), a provider of global IT research and advice, estimates global business-to-business, or B2B, e-commerce will increase at a compound annual growth rate of 27.9% between 2004 and 2009 from $2,176 billion to

$7,446 billion. (Source: IDC, Worldwide Internet Usage and Commerce 2005-2009 Forecast Version 10.1, Doc #34256, October 2005). We believe professional buyers of wholesale, surplus and salvage assets increasingly will use the Internet to identify and source goods available for immediate purchase.

Our Solution

Our solution is comprised of our online auction marketplaces, value-added services and our wholesale search and advertising portal. Our marketplaces and services are designed to provide sellers with a comprehensive solution to quickly bring surplus assets to market and enhance the financial value realized from the sale of these surplus assets while providing buyers with confidence in the goods they purchase. We provide sellers access to a liquid marketplace with thousands of professional buyers. Through our relationships with sellers, we provide buyers convenient access to a substantial and continuous flow of wholesale, surplus and salvage assets. We provide buyers with products in over 500 categories in lot sizes ranging from full truck loads to pallets, packages and large individual items. Our solution combines centralized marketplaces with a full suite of integrated sales, marketing, merchandising, fulfillment, payment collection, dispute mediation and logistics services. We provide sellers a convenient method of remarketing wholesale, surplus and salvage assets, including preparation of sales information, optional warehousing of goods, settlement and transaction reporting. For any given asset, buyers have access in a centralized location to a detailed product description, product manifest, digital images of a product, relevant transaction history regarding the seller, shipping weights, product dimensions and estimated shipping costs to the buyer’s location.

The following chart provides a summary of our online marketplace solution:

We believe our marketplaces benefit over time from greater scale and adoption by our constituents. As of December 31, 2006, we had aggregated approximately 565,000 registered buyers. Aggregating this level of buyer demand enables us to generate a continuous flow of goods from corporate and government sellers, which in turn attracts an increasing number of professional buyers. During fiscal 2006, we had approximately 993,000 auction participants in our online auctions from our registered buyers and grew our registered buyer base by 35.7%, or approximately 138,000. For the three months ended December 31, 2006, we had approximately 247,000 auction participants in our online auctions from our registered buyers and grew our registered buyer base by approximately 41,000. As buyers continue to discover and use our online trading platform as an effective method to source assets, we believe our marketplaces become an increasingly attractive sales channel for corporations and government agencies. We believe this self-reinforcing cycle results in greater transaction volume and enhances the value of our marketplaces.

Competitive Factors

We have created liquid marketplaces for virtually any type, quantity or condition of wholesale, surplus or salvage assets. The strengths of our business model include:

Aggregation of supply and demand for wholesale, surplus and salvage assets

Our ability to aggregate sellers and buyers through our marketplaces is a fundamental strength of our business model. Sellers benefit from a liquid market and more competitive bidding through our large base of professional buyers, which enhances returns. Buyers benefit from our relationships with high-volume, corporate and government sellers, which provides them with continuous access to a comprehensive selection of wholesale, surplus and salvage assets. Our solution eliminates the need for sellers and buyers to rely on the highly fragmented and geographically dispersed group of traditional liquidators. Instead, sellers and buyers can conveniently access our online marketplaces for all of their wholesale, surplus and salvage asset needs.

Integrated and comprehensive solution

Our marketplaces are designed to provide sellers and buyers with a comprehensive solution for the online sale and purchase of wholesale, surplus and salvage assets. We offer a full suite of value-added services to simplify the sales process for sellers and improve the utility of our marketplaces for buyers. For corporate and government sellers, we provide sales, marketing, logistics and customer support services that are fully integrated with our marketplaces, creating operational and informational efficiencies. For many of these sellers, asset disposition is not a core business function to which they desire to dedicate internal resources. With our solution, we manage each step of the transaction for sellers. Sellers simply make goods available at their facilities or deliver them to our distribution centers and we deliver the profits after the sale is completed. We provide a one stop solution to enable professional buyers of any size throughout the world to purchase assets in an efficient manner. For these buyers, we provide a broad range of services to give them the information necessary to make a more informed bid and to ensure that they ultimately receive the goods purchased. Our buyer services include intelligent alerts, search tools, dynamic pricing, shipping and delivery, secure settlement, live customer support and dispute resolution. Our solution also includes our wholesale industry portal, which provides sellers with an opportunity to target advertising to wholesale buyers and provides buyers with access to a single online destination for sourcing wholesale products and related services.

Flexible and aligned transaction model

We offer two primary transaction models to our sellers, consignment and profit-sharing. Under both models, our compensation is based on the proceeds received from cash sales. These profit-sharing arrangements are designed to maximize returns for us and our sellers by aligning our economic interests.

Faster cycle times for our sellers

We believe our marketplace solution allows sellers to complete the entire sales process more rapidly than through traditional auction methods. Our solution generally reduces the sales and marketing cycle as compared to traditional auction methods. As a result, sellers are able to reduce inventory quickly, generate additional working capital and reduce the cost of carrying unwanted assets.

Our Strategy

Our objective is to build upon our position as a leading online marketplace for selling wholesale, surplus and salvage assets. The key elements of our strategy are to continue to:

Grow our buyer base and increase the total number of auction participants

We intend to increase our buyer base and the total number of auction participants and competition within each auction by attracting new buyers and leveraging our database of existing professional buyers. We intend to attract new buyers by using a variety of online and traditional marketing programs. In addition, we plan to use the comprehensive buyer profiles, preferences and transactional data we have compiled over the past several years for our existing professional buyers to enable us to identify and market assets available through our auctions to the most likely buyers. We believe these initiatives will help us to increase the total number of auction participants, lead to higher selling prices and increase loyalty among our buyer base.

Increase penetration of existing sellers

We intend to increase our sales by increasing business with our existing sellers. For many of our sellers, we currently handle only a small portion of the available supply of these assets. In recent years, we have developed relationships with large corporations and government agencies that offer significant growth opportunities by increasing our share of their supply of surplus assets. For example, on behalf of the DoD we initially handled sales of its surplus personal property classified as “useable” in the United States and have expanded this relationship to include additional locations and property classifications, such as “useable” surplus property in the United Kingdom and Germany, as well as “scrap” property in the United States.

Develop new seller relationships

We intend to attract additional corporate and government sellers to our marketplaces. We believe the vast majority of corporations and government agencies still rely on inefficient traditional disposition methods for their surplus assets such as regional auctions or bulk sales to local buyers and liquidators. We believe our demonstrated performance record coupled with an expanded sales and marketing initiative will allow us to attract additional corporate and government sellers. As part of our sales and marketing initiative, we plan to hire additional sales professionals and increase our marketing and advertising to sellers in our target markets.

Develop and enhance features and services

We intend to develop and enhance marketplace features and services that benefit both buyers and sellers. With each completed auction, we gain greater insight into the optimal ways of marketing goods in the reverse supply chain and the needs of buyers and sellers within the wholesale industry. Recent new service offerings, such as inventory assurance screening, automated shipping coordination, return processing for retail sellers and online invoicing, have enhanced our operations and user experience. We intend to continue to develop new tools to further automate our solution in order to enhance the value we provide to buyers and sellers and improve the scalability of our business.

Expand our wholesale industry portal business

We intend to further expand our advertising and search engine distribution network and develop products that enable wholesale buyers and sellers to more readily create and organize relevant industry information. As a result, our growing base of advertisers can cost-effectively connect with potential customers of wholesale, surplus and salvage assets. Our wholesale industry portal provides another value-added resource to assist buyers and sellers in sourcing goods and services via the Internet.

Acquire complementary businesses

We intend to increase our share of the supply of wholesale, surplus and salvage goods sold by expanding our operations geographically and across new complementary markets. To support this growth, we intend to continue our disciplined and targeted acquisition strategy. Our approach focuses on identifying target companies that will offer us new or complementary areas of expertise, technology advancements, client bases and geographic territories, such as the STR acquisition which we completed on October 16, 2006. In considering each acquisition scenario, we evaluate the merits of the individual opportunity and determine whether to employ a “buy” or “build” strategy.

Our Marketplaces

Our online auction marketplaces serve as an efficient and convenient method for the sale of wholesale, surplus and salvage assets. Through our online auction sites, sellers and professional buyers come together to transact for goods sold “as-is, where-is,” generally without the discretionary right to return the merchandise. Items sold in our marketplaces range from new, used, salvage and scrap materials. We operate the following online marketplaces:

•       Our www.liquidation.com marketplace enables corporations and selected federal government agencies located in the United States to sell wholesale, surplus and salvage assets. This marketplace and our related services are designed to meet the needs of clients selling to domestic and international buyers, including buyer qualification, brand and channel relationships protection, and shipping and logistics management.

•       Our www.govliquidation.com marketplace enables selected government agencies to sell surplus and scrap assets. In addition to goods sold on behalf of other federal agencies, the surplus and scrap assets we sell as the exclusive contractor of the Defense Reutilization and Marketing Service of the DoD are sold in this marketplace. To satisfy the requirements of U.S. federal government agency sellers, this marketplace incorporates additional terms and conditions of sale, such as U.S. Trade Security Controls clearance for the sale of export-controlled property.

•       Our www.liquibiz.com marketplace enables European-based corporations and government agencies, including the U.K. Ministry of Defence and the DoD in Germany, to sell goods to European and other international buyers. While all of our marketplaces reach a global buyer base, we recognize that high shipping costs can impact the amount a buyer is willing to bid for goods. As a result, we created this marketplace to geographically align European sellers and buyers. We intend to further expand our operations in Europe through our existing facilities in the United Kingdom and Germany.

Our three online auction marketplaces are designed to address the particular requirements and needs of  buyers and sellers. Although our buyers may access and register on a single marketplace, we use numerous cross-marketing and cross-promotional methods to ensure that buyers are exposed to all of our marketplaces and to all product categories in which they have expressed an interest. For example, we display cross-search results for all our marketplaces in response to key word searches in a single marketplace.

Our Value-Added Services

We have integrated value-added services into our solution to simplify the sale process for sellers and improve the utility of our marketplaces for buyers. Unlike other online auction sites on which sellers post information on the auction website and deal directly with the buyer to complete a sale, we manage each step of the transaction. We perform all required pre-sale value-added services such as receiving and lotting of the merchandise and implementing marketing strategies. After an online auction transaction is executed, we perform all required post-sale value-added services such as payment collection, settlement and reporting. We believe these services contribute significantly to an enhanced selling price and a higher level of confidence for our buyers. Additionally, we believe these services improve compliance with the various policies, regulations and sale restrictions of our corporate and government sellers. Our employees provide the majority of our value-added services, outsourcing to third-party vendors in limited cases.

Seller services

We offer value-added services to sellers in three areas: (1) sales and marketing, (2) logistics and (3) settlement and customer support.

•       Sales and marketing. Sales and marketing efforts encompass all of the services necessary to prepare merchandise for a successful auction and include the following:

–       Marketing and promotion—we use a variety of both online and traditional marketing methods to promote our sellers’ merchandise and generate interest in each auction.

–       Asset lotting and merchandising—we leverage our industry experience to organize merchandise in lot sizes and product combinations that meet buyer preferences.

–       Product information enhancement—we photograph and upload digital images of the merchandise to be sold and combine the images in a relevant format. In order to increase the realized sales value, we also research, collect and use supplemental product information to enhance product descriptions.

•       Logistics. We provide standard and optional logistics services designed to support the receipt, handling, transportation and tracking of merchandise offered through our marketplaces, including the following:

–       Distribution centers—we provide sellers with the flexibility of either having us manage the sales process at their location or delivering merchandise to one of our distribution centers.

–       Inventory management—sellers benefit from our management and inventory tracking system designed so that merchandise is received, processed and delivered in a timely manner.

–       Cataloguing merchandise—we catalogue all merchandise, which enables us to provide useful product information to buyers. We provide a detailed manifest for lots containing multiple goods. In certain circumstances, we will inspect the merchandise and provide condition descriptions.

–       Delabeling—we can remove labels and product markings from merchandise prior to sale to protect sellers’ brand equity and distribution relationships.

–       Outbound fulfillment—we can arrange for domestic or international shipping for all merchandise, whether located in one of our distribution centers or at a seller’s facility.

•       Settlement and customer support. Settlement and customer support services are designed for successful completion of transactions and include:

–       Buyer qualification—we qualify buyers to ensure their compliance with applicable government or seller mandated terms of sale, as well as to confirm their ability to complete a transaction.

–       Collection and settlement—we collect all payments on behalf of sellers prior to delivery of any merchandise and only disburse the profits to the seller after the satisfaction of all conditions of a sale.

–       Transaction tracking and reporting—we enable sellers to track and monitor the status of their transactions throughout the sales process. We provide a range of comprehensive reporting services to sellers upon the completion of a transaction. Our invoicing and reporting tools can be integrated with the seller’s information system, providing a more efficient flow of data.

–       Customer support and dispute resolution—we provide full customer support throughout the transaction process and dispute resolution for our customers if needed.

Buyer services

Many of the services we provide to sellers also benefit buyers by providing them with the information necessary to make a more informed bid and to receive the goods they purchased. Our buyer focused services include the following:

•       Intelligent alerts—we automatically notify buyers of upcoming auctions based on their registered preferences and prior transaction history. Registered preferences can be as broad as a product category or as specific as a part number or key word. We use this information to generate automated notifications whenever we identify a product that fits a buyer’s registered preference, when auctions are nearing conclusion and based on various other parameters.

•       Search tools—buyers can search our marketplaces for products based on a variety of criteria including product category, keyword, lot size, product condition, product geographic location and auction ending date.

•       Dynamic pricing tools—we offer multiple dynamic pricing tools including outbid notification, automated bid agent and automatic auction extension. For example, our automatic extension feature allows auctions to continue in set increments until the last bid is received, thus enhancing the pricing of goods.

•       Shipping quote—we provide buyers with the information necessary to estimate the shipping costs associated with their purchase, such as shipping weights, packaging type and product dimensions.

•       Delivery and shipping—we can provide packaging and shipping services for sales transactions.

•       Secure settlement—in addition to qualifying sellers, providing several electronic payment options and serving as a trusted market intermediary, we verify transaction completion, which in turn enhances buyer confidence.

•       Customer support and dispute resolution—we provide full customer support throughout the transaction process and dispute resolution for customers if needed.

Our Wholesale Industry Portal

In June 2004, we launched www.goWholesale.com, a wholesale industry portal supported by advertising and search services. www.goWholesale.com provides buyers of wholesale, surplus or salvage goods with tools to search for goods on the Internet and provides an avenue for manufacturers, drop shippers, distributors, importers and wholesalers to reach professional buyers. www.goWholesale.com also provides a single online destination for buyers to find specific products for resale and related business services. We developed this portal to provide advertisers with the ability to reach our growing network of professional buyers. Additionally, we believe that users of this site may have an interest in products offered in our marketplaces.

Our www.goWholesale.com portal is designed to allow advertisers to reach highly targeted wholesale buyer audiences in a more effective and efficient manner than other major search engine alternatives. Our wholesale industry portal focuses on three broad areas: generating leads for advertisers; providing access to a broad range of industry specific content for professional buyers; and creating an online community for the exchange of information by participants in the wholesale industry.

Each component of our portal delivers a variety of services, including:

Lead generation	Content	Community
•Key word advertising	• Wholesale auctions	• Community forum
•Banner advertising	• Industry news	• Seller ratings
•Seller directory	• Classified ads	• Web logs (blogs)
•Sponsorship	• Trade show directory	• Web seminars
•Newsletter advertising

Sales and Marketing

We utilize a direct sales and marketing force to acquire and manage our seller accounts. As of December 31, 2006, we had 56 sales and 27 marketing personnel. Our sales activities are focused primarily on acquiring new sellers, and our marketing activities are focused primarily on acquiring new buyers and increasing existing buyer participation.

Sales

Our sales personnel develop seller relationships, establish agreements to provide our services and manage the business accounts on an on-going basis. Our sales representatives focus on building long-term relationships with sellers that we believe will generate recurring transactions. They also leverage our years of experience and database of completed transactions to identify which of our various services would be beneficial to each new or existing seller.

Our sales group is organized to serve three distinct groups of sellers: large corporate accounts, medium to small corporate accounts and government accounts. This approach is based on our experience in understanding and serving the unique needs of each type of seller:

•       Large corporate sellers.   These sellers require a customized approach, using a combination of our industry-focused sales team and our value-added services to create a comprehensive solution.

•       Medium to small corporate sellers.   These sellers are offered a turn-key solution enabling them to self-serve in our marketplaces by accessing tools and resources such as uploading product photographs and descriptions.

•       Government sellers.   These sellers require a customized approach. Sales efforts are both pro-active and re-active, including responding to already structured contract proposal requests and assisting government agencies in developing the appropriate scope of work to serve their needs.

Our sales personnel receive a salary and performance-based commissions.

Marketing

We use a variety of online and traditional marketing to attract and activate professional buyers to maximize the number of bidders participating in our online marketplaces as well as to support our sales team:

•       Buyer acquisition.   We utilize online marketing, including paid search advertising, search engine optimization, affiliate programs and cross promotion on all of our marketplaces to acquire new buyers. We supplement this online marketing with special event print media, classified advertisements and selected direct mail campaigns. Public relations campaigns, participation in trade shows and speaking engagements also complement our overall buyer acquisition efforts.

•       Buyer participation.   We use a variety of tools to increase buyer participation, including: targeted opt-in e-mail newsletters that rely on the buyer’s stated categories of interest and past bidding or transaction activity; special e-mail alerts highlighting specific products of interest; convenient search tools that enable a buyer or prospective buyer to find desired items on our online marketplaces; and saved search agents that automatically alert registered buyers when items of interest are added to our marketplaces.

•       Market research.   In order to better target buyers by industry segment, geographic location or other criteria, our marketing department has gathered data and information from each of the buyer segments we serve. In addition, the marketing department conducts regular surveys to better understand buyers’ behavior and needs. We have a privacy policy and have implemented security measures to protect this information.

•       Sales support.   Our marketing department creates supporting documentation and research to support our sales team in presenting our company to potential sellers and buyers, including sales brochures, white papers and participation in selected trade shows.

All marketing activities are evaluated based on the level of auction participation in our marketplaces and the cost effectiveness of each action.

Technology and Infrastructure

Our marketplaces are fully web-based and can be accessed from any Internet enabled computer by using a standard web browser. Our technology systems enable us to automate and streamline many of the manual processes associated with finding, evaluating, bidding on, paying for and shipping wholesale, surplus and salvage assets. The technology and content behind our marketplaces and integrated value-added services were developed in-house by full-time employees, providing us with control over the marketplaces and the ability to make rapid enhancements to better fit the specific needs of our business and customers. Our marketplaces are supported by a common database architecture and a shared system application. This infrastructure provides:

•       an efficient channel to sell online through a variety of pricing mechanisms (standard auction, sealed bid, Dutch auction and fixed price);

•       a scalable back office that enables buyers and sellers to efficiently manage transactions among remote business users by utilizing account management tools, including payment collection, invoicing management, shipping and transaction settlement; and

•       an input/output agnostic platform, including conduits that enable us to integrate seamlessly with partner enterprise applications of sellers and third party service providers.

We have designed our websites and supporting infrastructure to be highly robust and to support new services and increased traffic. Our servers are fully-managed and hosted in a physically and network-secure environment at data centers in Ashburn, Virginia, which is managed by Equinix, Inc., and in Phoenix, Arizona, which is managed by Sterling Network Services. Every critical piece of our application is fully redundant, and we maintain off-site back-up systems as well as a disaster recovery facility. Our network connectivity offers high performance and scalability to accommodate increases in website traffic. Since January 1, 2003, we have experienced no material service interruptions on our online marketplaces.

Our applications support multiple layers of security, including password-protected log-ins, encryption technology to safeguard information transmitted in web sessions and firewalls to help prevent unauthorized access to our network and servers. We devote significant efforts to protecting our systems from intrusion.

Operations

Supporting large organizations that have a recurring need to sell surplus, wholesale and salvage assets requires systematic processes to enhance the financial value and convenience received by our customers. We believe we have integrated all of the required operational processes into our solution to allow our online auctions to run efficiently and to effectively support our buyers and sellers. Our operations group is comprised of three functions: (1) buyer relations; (2) shipping logistics; and (3) distribution center operations.

Buyer relations

Our buyer relations group supports the completion of buyer transactions by managing the buyer registration and qualification process, answering questions and requests from buyers, collecting buyer payments and resolving disputes. Our websites contain extensive information about buying through our online marketplaces, including an online tutorial regarding the use of our marketplaces, answers to frequently-asked buyer questions and an indexed help section. Buyers are able to contact a customer service representative by e-mail or phone if they need additional support.

Shipping logistics

Our shipping logistics group manages and coordinates inbound and outbound shipping of merchandise for sellers and buyers. We offer, as part of our value-added services, integrated shipping services and price quotes through multiple shipping carriers. In addition, our shipping coordination group personnel monitor the performance and service level of our network of carriers to help ensure speed and quality of service.

Distribution center operations

Our distribution center operations group performs selected pre-sale and post-sale value-added services at our distribution centers and at seller locations. These activities include unloading, manifesting and reporting discrepancies for all received assets and sales preparation of offered assets, including lotting and organizing offered assets, writing product descriptions, capturing digital images and providing additional optional value-added services such as delabeling, cleaning and repackaging. Our distribution center operations group personnel also arrange the outbound shipping or pick-up of purchased assets with our buyers.

Competition

The online services market for auctioning or liquidating wholesale, surplus and salvage assets is competitive and growing rapidly. We currently compete with:

•       other e-commerce providers, such as Amazon.com, GSI Commerce and Overstock.com;

•       auction websites, such as eBay, Yahoo! Auctions and uBid;

•       government agencies that have created websites to sell wholesale, surplus and salvage assets; and

•       traditional liquidators and fixed-site auctioneers.

We expect our market to become even more competitive as traditional and online liquidators and auctioneers continue to develop online and offline services for disposition, redeployment and remarketing of wholesale, surplus and salvage assets. In addition, manufacturers, retailers and additional government agencies may decide to create their own websites to sell their own wholesale, surplus and salvage assets and those of third parties. Competitive pressures could harm our business, financial condition and operating results.

Some of our other current and potential competitors have longer operating histories, larger client bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, some of these competitors may be able to devote greater financial resources to marketing and promotional campaigns, secure merchandise from sellers on more favorable terms, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than we are able to do. Increased competition may result in reduced operating margins and loss of market share. We may not be able to compete successfully against current and future competitors.

Our Contracts with the U.S. Department of Defense

We are the exclusive contractor with the DRMS for the sale of surplus and scrap assets of the DoD in the United States. This relationship provides a significant supply of goods that we offer to our buyer base through our online marketplace www.govliquidation.com. In support of these contracts, we provide services in over 1 million square feet of military warehouse space at over 150 military bases throughout the United States.

We have two material contracts with DoD under which we acquire, manage and sell government property. The largest contract was awarded in June 2001 and relates to usable surplus property of DoD turned in to DRMS and located in the United States, Puerto Rico and Guam, such as computers, electronics, office supplies, equipment, aircraft parts, clothing and textiles. The second contract was awarded in June 2005 and relates to substantially all scrap property of DoD turned in to DRMS, such as metals, alloys, and building materials. Property sold under the contracts is “demilitarized” prior to sale and does not include weapons or hazardous materials.

The surplus contract expires in June 2008 and accounted for 91.0%, 87.5%, 56.6% and 40.9% of our revenue and 77.5%, 76.5%, 48.3% and 34.7% of our gross merchandise volume for the fiscal years ended September 30, 2004, 2005 and 2006 and the three months ended December 31, 2006, respectively. The scrap contract expires in August 2012, subject to the DoD’s right to extend for three additional one-year terms. We began operating under the scrap contract in August 2005, and it accounted for 0.4%, 26.5% and 27.7% of our revenue and for 0.3%, 22.6% and 23.5% of our gross merchandise volume for fiscal years 2005 and 2006 and the three months ended December 31, 2006, respectively. The contracts were awarded in competitive bids conducted by DoD, and we may be required to go through a new competitive bidding process when our existing contracts expire.

Under the surplus property contract, we are obligated to purchase all DoD surplus property at set prices representing a percentage of the original acquisition cost, which vary depending on the type of surplus property being purchased. Under the scrap contract, we acquire scrap property at a per pound price. Under the contracts, we were initially entitled to approximately 20% of the profits of sale (defined as gross proceeds of sale less allowable operating expenses), and the DoD was entitled to approximately 80% of the profits. DoD also reimburses us for actual costs incurred for packing, loading and shipping property under the contracts that we are obligated to pick up from non-DoD locations. On September 12, 2006, we entered into a bilateral contract modification under which the DoD agreed to increase our profit-sharing percentage under the surplus contract in exchange for our agreement to implement additional inventory assurance processes and procedures with respect to the sale of demilitarized property. Under the terms of the contract modification, from August 1, 2006 until November 30, 2006, we were entitled to receive 27.5% of the profits under the surplus contract, and the DoD was entitled to receive 72.5%. After November 30, 2006, we are entitled to receive between 25% and 30.5% of the profits, based on the results of an audit of the effectiveness of the inventory controls we implement under the contract modification. Under the scrap contract, we also have a small business performance incentive based on the number of scrap buyers that are small businesses that would allow us to receive up to an additional 2% of the profit-sharing distribution.

The contracts require us to satisfy export control and other regulatory requirements in connection with sales. Specifically, for specified categories of property sold under the contracts that are subject to export controls, we are required to (1) obtain an end-use certificate from the prospective buyer describing the nature of the buyer’s business, describing the expected disposition and specific end-use of the property, and acknowledging the applicability of pertinent export control and economic sanctions laws and (2) confirm that each buyer has been cleared to purchase export-controlled items. Applicable export controls include the Export Administration Regulations enforced by the Bureau of Industry and Security (“BIS”) of the U.S. Department of Commerce, and the International Traffic In Arms Regulations enforced by the Directorate of Defense Trade Controls (“DDTC”) of the U.S. Department of State. Our collection, settlement tools and procedures are designed so that transactions for these categories of property cannot be completed until we receive a completed end-use certificate and confirmation of the buyer’s trade security controls clearance. In addition, we do not combine export-controlled property into auction lots with property not subject to export controls.

We are also prohibited from selling property to persons or entities that appear on lists of restricted or prohibited parties maintained by the United States or other governments, including the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control of the U.S. Department of Treasury and the Entity List maintained by BIS, the Denied Persons List maintained by BIS and the Debarred Parties List maintained by DDTC. In addition, we are prohibited from selling to countries, regimes, or nationals that are the target of applicable economic sanctions or other embargoes. As part of each sale, we collect information from potential customers that our systems cross reference against a list of restricted or prohibited parties and countries, regimes, or nationals that are the target of economic sanctions or other embargoes in order to comply with these restrictions. Failure to satisfy any of these export control and other regulatory requirements could subject us to civil and criminal penalties and administrative sanctions, including termination of the DRMS contracts, denial of export privileges, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. federal government agencies.

The contracts may be terminated by DoD or us if rate of return proceeds performance ratios do not exceed specified benchmark ratios for two consecutive quarterly periods and the preceding twelve months. We have never failed to meet the required benchmark ratios with respect to our contracts during any of the testing periods. DoD also has the right to audit our performance under the contracts. DoD may terminate the contracts and seek other contract remedies in the event of material breaches, provided that it provides us notice and a 30-day opportunity to cure such breaches.

Government Regulation

We are subject to federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. Furthermore, the growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens on online companies. Many jurisdictions also regulate “auctions” and “auctioneers” and may regulate online auction services. These consumer protection laws and regulations could result in substantial compliance costs and could interfere with the conduct of our business.

In many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, auctions and auctioneering, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes or regulatory restrictions on our business. These taxes or restrictions could have an adverse effect on our cash flows and results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

In connection with our contracts with the U.S. federal government, the U.S. federal government has the right to audit and review our performance on our government contracts, as well as our compliance with applicable laws and regulations. In addition, our business is subject to government regulation based on the products we sell under our government contracts. We sell merchandise, such as scientific instruments, information technology equipment and aircraft parts, that is subject to government requirements such as obtaining an export license in certain circumstances or an end-use certificate from the buyer. In the United States, these requirements include, among others, the U.S. Export Administration Regulations, International Traffic in Arms and the economic sanctions and embargo laws enforced by the Office of Foreign Assets Control Regulations. If a government audit uncovers improper or illegal activities, or if we are alleged to have violated any laws or regulations governing the products we sell under our government contracts, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, denial of export privileges, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. See “Risk Factors—Risks Related to Our Business—Unfavorable findings resulting from a government investigation or audit could subject us to a variety of penalties and sanctions, could negatively impact our future operating results and could force us to adjust previously reported operating results.”

Intellectual Property

We regard our intellectual property, particularly domain names, copyrights and trade secrets, as critical to our success. We rely on a combination of contractual restrictions and common law copyright and trade secret laws to protect our proprietary rights, know-how, information and technology. These contractual restrictions include confidentiality and non-compete provisions. We generally enter into agreements containing these provisions with our employees, contractors and third parties with whom we have strategic relationships. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. We currently are the registered owners of several Internet domain names, including www.liquidation.com, www.govliquidation.com, www.liquibiz.com and www.goWholesale.com. We pursue the registration of our trademarks in the U.S. and internationally. We currently do not have any patents or registered copyrights, trademarks or service marks, but we are pursuing patent protection and registration of several of our trademarks. Effective patent, copyright, trademarks, trade secret and domain name protection is expensive to maintain and may require litigation to enforce our intellectual property rights. We seek to protect our domain names in an increasing number of jurisdictions and may not be successful in certain jurisdictions.

We rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely effect our business, financial condition, results of operations and cash flows.

We do not believe that our business, sales policies or technologies infringe the proprietary rights of third parties. However, third parties have in the past and may in the future claim that our business, sales policies or technologies infringe their rights. We expect that participants in the e-commerce market will be increasingly subject to infringement claims as the number of services and competitors in the industry grows. Any such claim, with or without merit, could be time consuming, result in costly litigation or an injunction or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us, or at all or may be prohibited by an injunction. As a result, any such claim of infringement against us could have a material adverse effect upon our business, financial condition, results of operations and cash flows.

Employees

As of December 31, 2006, we had 475 U.S. employees, including 74 in sales and marketing, 23 in technology, 26 in customer service, 306 in operations and 46 in finance and administration. In addition, as of that date, we had 34 international employees (located primarily in the United Kingdom and Germany), including 9 in sales and marketing, 2 in customer service, 17 in operations, 5 in finance and administration, and 1 in technology.

We believe that we have good relationships with our employees. We have never had a work stoppage, and none of our employees is represented under a collective bargaining agreement or by a union.

Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of our business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Facilities

We do not own any real property. We lease the following properties:

Purpose	Location	Square Feet	Lease Expiration Date
Corporate Headquarters	Washington, D.C.	13,000	January 31, 2013
Administrative	Washington, D.C.	9,300	September 30, 2011
Warehouse	Cranbury, New Jersey	49,000	December 31, 2009
Warehouse	North Las Vegas, Nevada	54,000	January 31, 2009
Warehouse	Dallas, Texas	81,000	July 31, 2011
Warehouse	Plainfield, Indiana	94,000	July 31, 2011
Warehouse	Fullerton, California	117,000	Two-thirds of the space will expire on August 31, 2009, and the remaining one-third will expire on July 10, 2011
Warehouse	Sacramento, California	21,000	May 31, 2010
Warehouse	Stafford, England	84,000	Half the space will expire on November 30, 2010, and the remaining half will expire on August 31, 2011
Warehouse	Schwaig, Germany	36,000	Short-term or month to month basis
Headquarters for DoD	Scottsdale, Arizona	11,000	September 30, 2008

Our servers are housed in data centers in Ashburn, Virginia, which is managed by Equinix, Inc., and in Phoenix, Arizona, which is managed by Sterling Network Services.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information about our executive officers, key employees  and directors, including their ages as of December 31, 2006.

Name	Age	Position
William P. Angrick, III*	39	Chairman of the Board of Directors and Chief Executive Officer
Jaime Mateus-Tique*	40	President, Chief Operating Officer and Director
Benjamin R. Brown*	33	Chairman of LSI’s Technology Advisory Committee and Chief Technology Officer of Government Liquidation.com, LLC
James M. Rallo*	41	Chief Financial Officer and Treasurer
Thomas B. Burton*	48	President and Chief Operating Officer of Government Liquidation.com, LLC
James E. Williams*	39	Vice President, General Counsel and Corporate Secretary
Thomas J. Schmidt**	44	Executive Vice President and General Manager, LSI Asset Recovery Division
Holger Schwarz**	43	Executive Vice President and General Manager of Liquidity Services Ltd.
Phillip A. Clough(2)(3)	45	Director
Patrick W. Gross(1)(2)(3)	62	Director
Franklin D. Kramer(1)(2)(3)	61	Director
F. David Fowler(1)	73	Director

(1)          Audit committee member

(2)          Compensation committee member

(3)          Corporate governance and nominating committee member

*                    Denotes executive officer

**             Denotes key employee

William P. Angrick, III is a co-founder of our company who has served as the Chairman of the Board of Directors and Chief Executive Officer of LSI since January 2000. Mr. Angrick served as Vice President of Deutsche Banc Alex. Brown’s Consumer and Business Services Investment Banking Group from 1995 to 1999. Mr. Angrick holds an M.B.A. from the Kellogg Graduate School of Management at Northwestern University and a B.B.A. with honors from the University of Notre Dame. Mr. Angrick earned his CPA certificate in 1990.

Jaime Mateus-Tique is a co-founder of our company who has served as President, Chief Operating Officer and Director of LSI since April 2000. Mr. Mateus-Tique served as a senior engagement manager at McKinsey & Co., a management consulting firm, from September 1995 to March 2000. Mr. Mateus-Tique holds an M.B.A. from the Kellogg Graduate School of Management at Northwestern University and a master’s degree from Ecole Des Hautes Etudes Commerciales in Paris.

Benjamin R. Brown is a co-founder of our company who has served as Chairman of LSI’s Technology Advisory Committee, and Chief Technology Officer of Government Liquidation.com, LLC, our wholly-owned subsidiary, since August 2001. Mr. Brown served as Chief Technology Officer of LSI from January 2000 to August 2001. Mr. Brown was a consultant and lead developer and architect for IBM, Delta, Hewlett Packard, Merrill Lynch and Simon & Schuster from 1995 to 1999. Mr. Brown holds a B.B.A. with honors from the University of Georgia in Management Information Systems and Risk Management.

James M. Rallo has served as Chief Financial Officer and Treasurer of LSI since February 2005. Prior to joining our company, Mr. Rallo served as Chief Financial Officer and Treasurer of Sleep Services of America, Inc. from July 1999 to February 2005. Mr. Rallo served as Vice President of Deutsche Banc Alex. Brown’s Healthcare Investment Banking Group from June 1995 to July 1999. Mr. Rallo holds an M.B.A. from the Smith School of Business at the University of Maryland and a B.S. from Washington and Lee University. Mr. Rallo earned his CPA certificate in 1991.

Thomas B. Burton has served as President and Chief Operating Officer of Government Liquidation.com, LLC, our wholly-owned subsidiary, since June 2001. Mr. Burton served as LSI’s Director of Government Surplus from September 2000 through May 2001. Prior to joining our company in September 2000, Mr. Burton served as the Western Region Director of EG&G Technical Services, a government contractor, from August 1990 to September 2000. Mr. Burton holds a B.S. from Cameron University.

James E. Williams has served as our Vice President, General Counsel and Corporate Secretary since November 2005. Prior to joining our company, Mr. Williams was an independent consultant from March 2004 to November 2005. Mr. Williams served as Vice President, General Counsel and Secretary from October 2003 until February 2004 and as Senior Corporate Counsel from July 2002 to September 2003 for Acterna, a provider of telecommunications and test and measurement solutions that was acquired by JDS Uniphase Corporation in late 2005. From June 2000 to June 2002, he served as Assistant General Counsel for PathNet Telecommunications, formerly a wholesale telecommunications provider. Mr. Williams was a corporate associate at the law firms of Kirkland & Ellis and Wilson Sonsini, Goodrich & Rosati. He received his B.A. from Brown University and his J.D. from the University of Chicago Law School.

Thomas J. Schmidt has served as Executive Vice President and General Manager, LSI Asset Recovery Division, since January 2007. Prior to joining our company, Mr. Schmidt served as Vice President and General Manager of Mobile Power Products for Comarco, Inc. from April 2004 to January 2007. Mr. Schmidt served as Managing Partner, Senior Vice President and Co-Founder of IdeaEdge Ventures, LLC from January 2000 to March 2004. From January 1999 to January 2000, he served as Senior Vice President and General Manager for the Information Appliances Division of Gateway, Inc. From 1995 to 1999, Mr. Schmidt served in various positions with AlliedSignal Inc., including Vice President & General Manager—Airsupply Operations and Vice President & General Manager—Hardware Product Group. Mr. Schmidt holds an M.B.A. from Drake University and a B.S. from the University of Nebraska. Mr. Schmidt has completed advanced management courses at Northwestern University and the Thunderbird International School of Management.

Holger Schwarz has served as Executive Vice President and General Manager of Liquidity Services Ltd., our wholly-owned subsidiary dedicated to serving European clients such as the UK Ministry of Defence, since April 2004. Mr. Schwarz served as General Manager of LSI’s Central/North/Eastern Europe business unit from January 2001 to April 2004. Prior to joining our Company in January 2001, Mr. Schwarz served as Marketing Director for Philips Northern Europe, a Dutch company, from February 1999 to December 2000. Mr. Schwarz holds a masters degree (FH) in business economics from FSBH Dresden.

Phillip A. Clough has served as a director of LSI since September 2004. Since September 2001, Mr. Clough has been a General Partner of ABS Capital Partners, a private equity firm focused on investments in growth companies in the technology, business services, media and communications and health care industries. Prior to joining ABS Capital Partners, Mr. Clough was President and Chief Executive Officer of Sitel Corporation, a publicly traded global provider of outsourced customer support services, from May 1998 to March 2001. In addition to serving as a director of LSI, Mr. Clough currently serves on the board of directors of various private companies.

Patrick W. Gross has served as a director of LSI since February 2001. Mr. Gross has served as Chairman of The Lovell Group, a private business and technology advisory and investment firm, from October 2002. Mr. Gross is a founder of, and served in a variety of positions from 1970 to September 2002 at, American Management Systems, Inc., a publicly traded information technology consulting, software development, and systems integration firm. Mr. Gross is also a director of Capital One Financial Corporation, a publicly traded commercial bank, Career Education Corporation, a publicly traded provider of post secondary educational services, and Mobius Management Systems, Inc., a publicly traded provider of integrated solutions for total content management. Mr. Gross also currently serves on the board of directors of various private companies.

Franklin D. Kramer has served as a director of LSI since September 2001. Since February 2004, Mr. Kramer has been an independent consultant. From March 2001 to May 2005, Mr. Kramer was a lawyer with Shea & Gardner, now Goodwin Procter LLP. Mr. Kramer has served as a director of Changing World Technologies, Inc., a privately held energy and environmental service company, since February 2002. From February 2002 to December 2003, Mr. Kramer served as Executive Vice President of Changing World Technologies. From January 2004 to January 2006, Mr. Kramer served as a consultant to Changing World Technologies. From March 1996 through February 2001, Mr. Kramer served as Assistant U.S. Secretary of Defense for International Security Affairs. Mr. Kramer currently serves on the board of directors and board of advisors of various organizations and private companies.

F. David Fowler has served as a director of LSI since February 2006. Mr. Fowler was the dean of the School of Business and Public Management at The George Washington University from July 1992 until his retirement in June 1997 and a member of KPMG LLP from 1963 until his retirement in June 1992. As a member of KPMG, Mr. Fowler served as managing partner of the Washington, DC office from 1987 until 1992, as partner in charge of human resources for the firm in New York City, as a member of the firm’s board of directors, operating committee and strategic planning committee and as chairman of the KPMG Foundation and the KPMG personnel committee.

Board of Directors

Our board of directors is composed of six directors, divided into three classes: Class I, Class II and Class III. The term for each class of directors expires at successive annual meetings. The Class I directors are William P. Angrick, III and F. David Fowler, the Class II directors are Phillip A. Clough and Jaime Mateus-Tique, and the Class III directors are Patrick W. Gross and Franklin D. Kramer. This classification of the board of directors may have the effect of delaying or preventing changes in control of management.

Our bylaws provide that our board of directors shall consist of at least three members. The exact number of members of our board of directors will be determined from time to time by resolution of our board of directors. A majority of our board of directors are “independent directors” as defined under the rules of the Nasdaq Stock Market, Inc. As of the date of this prospectus, Messrs. Clough, Fowler, Gross and Kramer are our independent directors.

Committees of the Board

Our board of directors has an audit committee, a corporate governance and nominating committee and a compensation committee.

Our Audit Committee.   Under the terms of its charter, our audit committee meets at least four times per fiscal year, including periodic meetings in executive session with each of our management, independent registered public accounting firm, and General Counsel, and reports regularly to the full board of directors with respect to its activities. Our audit committee represents and assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements, including the integrity of the financial statements, our compliance with legal and regulatory authority requirements, the independent auditors’ qualifications and independence, the performance of our independent auditors, and the preparation of a report of our audit committee to be included in our annual proxy statement. Specifically, the committee is responsible for:

•       directly appointing, retaining, compensating, evaluating, overseeing, and terminating (when appropriate) our independent auditors, who shall report directly to the committee;

•       reviewing and pre-approving all audit and permissible non-audit services to be provided by the independent auditors, and establishing policies and procedures for the pre-approval of audit and permissible non-audit services to be provided by the independent auditors;

•       at least annually, obtaining and reviewing a report by the independent auditors describing: (a) the auditors’ internal quality-control procedures; and (b) any material issues raised by the most recent internal quality-control review, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues;

•       at least annually, reviewing the qualifications, independence and performance of the independent auditors, and discussing with the independent auditors their independence. As part of such annual review, the committee will obtain and review a report by the independent auditors describing all relationships between the independent auditors and the Company, consistent with professional standards applicable to independent auditors, and any other relationships that may impact the independent auditors’ independence;

•       upon completion of the annual audit, reviewing with the independent auditors their experiences, any audit problems or difficulties encountered (including restrictions on their work, cooperation received or not received, and significant disagreements with corporate management) and management’s response, and findings and recommendations concerning their annual audit of the Company;

•       meeting to review and discuss with corporate management and the independent auditors the annual audited financial statements, and the unaudited quarterly financial statements, including reviewing the Company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in annual and quarterly reports we file with the SEC;

•       reviewing and discussing earnings press releases, and corporate practices with respect to earnings press releases and financial information and earnings guidance provided to analysts and ratings agencies;

•       reviewing and discussing with management and the independent auditors our major risk exposures and the steps management has taken to monitor and control such exposure;

•       reviewing the adequacy and effectiveness of our internal auditing procedures and internal controls over financial reporting, and any programs instituted to correct deficiencies;

•       reviewing and discussing the adequacy and effectiveness of our disclosure controls and procedures;

•       overseeing our compliance systems with respect to legal and regulatory requirements and reviewing our code of conduct and programs to monitor compliance with such code;

•       establishing procedures for the submission of complaints regarding accounting, internal accounting controls, or auditing matters. These procedures address the receipt, retention, and treatment of complaints received by the Company and the confidential, anonymous submission of employee concerns about questionable auditing or accounting matters;

•       investigating, or referring, matters brought to its attention as appropriate, with full access to all books, records, facilities and personnel of the Company;

•       reviewing the application of significant regulatory, accounting and auditing initiatives, including new pronouncements;

•       establishing policies for the hiring of employees and former employees of the independent auditors;

•       annually reviewing and reassessing the adequacy of our audit committee charter and evaluating the performance of the committee, and recommending changes to the board of directors as appropriate; and

•       performing such other functions as assigned by law, our certificate of incorporation or bylaws, or the board of directors.

Our audit committee has the authority to retain, at our expense, such outside counsel, experts, and other advisors as it determines appropriate to assist it in the full performance of its functions.

Our Corporate Governance and Nominating Committee.   Under the terms of its charter, our corporate governance and nominating committee is responsible for identifying individuals qualified to become board members, recommending to the director candidates to the board of directors for election at the annual meeting of stockholders, developing and recommending to the board of directors a set of corporate governance principles and undertaking a leadership role in shaping corporate governance. Specifically, the committee is responsible for:

•       developing and recommending to the board criteria for identifying and evaluating director candidates;

•       identifying, reviewing the qualifications of, and recruiting candidates for election to the board;

•       assessing the contributions and independence of incumbent directors in determining whether to recommend them for reelection to the board;

•       establishing a procedure for the consideration of board candidates recommended by the stockholders;

•       recommending to the board candidates for election or reelection to the board at each annual stockholders’ meeting;

•       recommending to the board candidates to be elected by the board as necessary to fill vacancies and newly created directorships;

•       developing and recommending to the Board a set of corporate governance principles and reviewing and recommending changes to these principles, as necessary;

•       making recommendations to the board concerning the structure, composition and functioning of the board and its committees;

•       recommending to the board candidates for appointment to board committees;

•       reviewing and recommending to the board retirement and other tenure policies for directors;

•       reviewing and assessing the channels through which the board receives information, and the quality and timeliness of information received;

•       reviewing our succession plans relating to the Chief Executive Officer and other senior officers;

•       overseeing the annual evaluation of the board and its committees; and

•       annually evaluating the performance of the committee and the adequacy of the committee’s charter and recommending changes to the board as appropriate.

Our corporate governance and nominating committee has the authority to retain, at our expense, such outside counsel, experts, and other advisors as it determines appropriate to assist it in the full performance of its functions.

Our Compensation Committee.   Under the terms of its charter, our compensation committee is to assist the board of directors in discharging its responsibilities relating to compensation of our executive officers and to produce the annual report on executive compensation to be included in our annual proxy statement. Our compensation committee is specifically responsible for:

•       overseeing our overall compensation structure, policies and programs, and assessing whether our compensation structure establishes appropriate incentives for management and employees;

•       administering and making recommendations to the board with respect to our incentive-compensation and equity-based compensation plans;

•       reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and for evaluating and approving the CEO’s performance in light of those goals and objectives;

•       overseeing the evaluation of other executive officers and setting their compensation based upon the recommendation of the CEO;

•       approving stock option and other stock incentive awards for all employees;

•       reviewing and approving the structure of other benefit plans pertaining to executive officers;

•       reviewing and recommending employment and severance arrangements for executive officers, including change-in-control provisions, plans or agreements;

•       approving, amending or modifying the terms of any compensation or benefit plan that does not require stockholder approval;

•       reviewing the compensation of outside directors for service on the board and its committees and recommending changes in compensation to the board;

•       annually evaluating the performance of the committee and the adequacy of the committee’s charter and recommending changes to the board as appropriate; and

•       performing such other duties and responsibilities as are consistent with the purpose of the committee and as the board or the committee deems appropriate.

Our compensation committee has the authority to retain, at our expense, such outside counsel, experts and other advisors as it determines appropriate to assist it in the full performance of its functions.

Compensation of Directors

Non-employee directors receive an annual retainer of $25,000. Committee chairs receive an additional annual retainer as follows: $10,000 for our audit committee and $5,000 for our compensation committee and our corporate governance and nominating committee. All amounts are paid to directors quarterly in arrears. In addition, commencing with our fiscal 2007 year, our directors may also elect to receive payment of their entire retainer in the form of stock options by making an irrevocable one-time annual election, prior to the beginning of the fiscal year with respect to which the election is made. We use the Black-Scholes model to determine the number of options each director is entitled to receive pursuant to this election. In addition, under our policy, our directors (other than our Chief Executive Officer and Chief Operating Officer) were reimbursed for the expenses they incurred in attending meetings of our board of directors or committees of our board of directors. We granted each of our non-employee directors options to purchase 20,000 shares of our common stock pursuant to our policy, which provided that non-employee directors are entitled to receive $30,000 in stock options in fiscal 2006. The determination of the number of options was made using the Black-Scholes model.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee in fiscal 2006 were Messrs. Gross, Clough and Kramer. No member of our compensation committee has been an officer or employee of Liquidity Services or any of our subsidiaries at any time. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or our compensation committee. Mr. Clough is a General Partner of ABS Capital Partners, affiliates of which have invested in our company. Certain transactions and relationships between us and ABS Capital Partners or its affiliates that currently are taking place or exist, or that took place or existed in fiscal 2006, are described below under “Relationships and Related Party Transactions.”

Executive Compensation

The following table sets forth all compensation paid by us for the periods indicated to our Chief Executive Officer and our four most highly compensated executive officers other than our Chief Executive Officer. We refer to these individuals collectively as the “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

				Long-term
				compensation
				Awards
				Securities
	Annual compensation			underlying	All other
Name and principal position	Fiscal Year	Salary	Bonus	options (#)	compensation(1)
William P. Angrick, III	2006	$240,000	$300,000	175,000	$7,000
Chairman and Chief Executive Officer	2005	212,917	—	—	5,250
Jaime Mateus-Tique	2006	210,000	200,000	135,000	7,000
President, Chief Operating Officer	2005	182,500	72,000	—	5,250
Benjamin Brown	2006	185,000	209,688	75,000	3,000
Chairman, LSI’s Technology Advisory Committee, and Chief Technology Officer, Government Liquidation.com, LLC	2005	181,731	65,830	—	2,870
James M. Rallo(2)	2006	200,000	140,000	105,000	10,125
Chief Financial Officer and Treasurer	2005	121,282	100,000	250,000	2,667
Thomas B. Burton	2006	225,000	438,290	75,000	21,720 (3)
President and Chief Operating Officer, Government Liquidation.com, LLC	2005	223,269	109,991	59,500	3,784

(1)          All other compensation represents matching contributions made by us to the Liquidity Services, Inc. 401(k) Profit Sharing Plan and Trust (on behalf of Messrs. Angrick, Mateus-Tique and Rallo) and the Government Liquidation.com, LLC 401(k) Plan (on behalf of Messrs. Brown and Burton).

(2)          Mr. Rallo joined our company in February 2005.

(3)          Includes $3,750 for matching contributions made by us the Government Liquidation.com, LLC 401(k) and $17,970 for the lease of a vehicle on Mr. Burton’s behalf.

Stock Options

The table below contains information concerning the grants of options to purchase shares of our common stock to the named executive officers during the year ended September 30, 2006. The percentage of total options granted to the named executive officers set forth below is based on an aggregate of 1,531,500 shares subject to options granted to our employees during the fiscal year ended September 30, 2006.

Option Grants in Last Fiscal Year

	Number of securities underlying options	Percent of total options granted to employees in	Exercise	Expiration	Potential realizable value at assumed annual rates of stock price appreciation for option term
Name	granted	last fiscal year	price	Date	5%	10%
William P. Angrick, III	75,000	4.9%	$7.00	12/22/2015	$330,170	$836,715
	100,000	6.5	17.63	9/21/2016	848,118	2,394,769
Jaime Mateus-Tique	60,000	3.9	7.00	12/22/2015	264,136	669,372
	75,000	4.9	17.63	9/21/2016	636,089	1,796,077
Benjamin Brown	75,000	4.9	12.89	3/30/2016	607,984	1,540,751
James M. Rallo	75,000	4.9	7.00	10/28/2015	330,170	836,715
	30,000	2.0	12.89	3/30/2016	243,194	616,300
Thomas B. Burton	75,000	4.9	12.89	3/30/2016	607,984	1,540,751

The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Aggregated Option Exercises and Fiscal Year-End Option Values

The following table provides information regarding the stock options exercised in fiscal 2006 by our named executive officers and the number of shares of our common stock represented by outstanding options held by our named executive officers as of September 30, 2006.

	Shares Acquired on	Value	Number of Securities Underlying Unexercised Options at September 30, 2006		Value of Unexercised In-the-Money Options at September 30, 2006
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
William P. Angrick, III	—	—	75,000	100,000	644,250	—
Jaime Mateus-Tique	—	—	60,000	75,000	515,400	—
Benjamin Brown	—	—	—	75,000	—	202,500
James M. Rallo	—	—	75,208	186,042	984,577	1,864,111
Thomas B. Burton	—	—	18,593	115,907	234,086	717,519

Change in Control Arrangements

We have granted stock options to our executive officers, including all of our named executive officers. Under the option agreements, if we experience a change in control or other qualifying corporate transaction, all of the options will vest in full, unless the options are assumed or continued by the surviving company, or unless the surviving company substitutes the options with a substantially equivalent option. If the surviving company assumes or replaces the options, no such acceleration of vesting shall occur.

Employment Agreements

We have entered into employment agreements with all of our named executive officers.

We entered into an employment agreement with Mr. Angrick effective as of January 1, 2004. The agreement provides that Mr. Angrick will be employed as our Chairman and Chief Executive Officer and that his employment will continue until terminated by either party pursuant to the terms of the agreement. The agreement provided for an initial annual base salary of $210,000, which may be increased but not decreased. During fiscal year 2006, Mr. Angrick received a salary of $240,000, which was approved by our compensation committee. Mr. Angrick is also eligible for an annual incentive bonus under a sliding scale as approved by our compensation committee, subject to the achievement of certain milestones.In addition, he is eligible to receive an additional bonus amount for the completion of projects that increase stockholder value, at the discretion of our compensation committee. If Mr. Angrick’s employment is terminated as a result of his death, his estate will receive his base salary through the next full calendar month and all other unpaid amounts. If Mr. Angrick’s employment is terminated because of disability, he is entitled to his base salary through the third full calendar month after termination and all other unpaid amounts, provided that his base salary will be reduced by any amounts received under any disability insurance provided by us. The agreement also provides that if his employment with our company is terminated by us other than for good cause, disability or death, or is terminated by Mr. Angrick for good reason, Mr. Angrick is entitled to receive (1) his base salary through the date of termination and all other unpaid amounts and (2) a lump-sum severance package equal to six months of the sum of his base salary plus an amount equal to six months of his average annual bonus for the previous two fiscal years. All severance payments made by us to Mr. Angrick will be payable within 30 days of notice of termination. Mr. Angrick’s employment agreement was amended effective January 26, 2006 to address certain requirements of Section 409A of the Internal Revenue Code and effective January 9, 2007 to extend the term from December 31, 2006 to December 31, 2009.

We entered into an employment agreement with Mr. Mateus-Tique effective as of January 1, 2004. The agreement provides that Mr. Mateus-Tique will be employed as our President and Chief Operating Officer and that his employment will continue until terminated by either party pursuant to the terms of the agreement. The agreement provided for an initial annual base salary under the agreement of $180,000, which may be increased but not decreased. During fiscal year 2006, Mr. Mateus-Tique received a salary of $210,000, which was approved by our compensation committee. Mr. Mateus-Tique is also eligible for an annual incentive bonus under a sliding scale as approved by our compensation committee, subject to the achievement of certain milestones. He is also eligible to receive bonuses for the completion of projects that increase stockholder value, at the discretion of our compensation committee. If Mr. Mateus-Tique’s employment is terminated as a result of his death, his estate will receive his base salary through the next full calendar month and all other unpaid amounts. If Mr. Mateus-Tique’s employment is terminated because of disability, he is entitled to his base salary through the third full calendar month after termination and all other unpaid amounts, provided that his base salary will be reduced by any amounts received under any disability insurance provided by us. This agreement also provides that if his employment with our company is terminated by us other than for good cause, disability or death, or is terminated by Mr. Mateus-Tique for good reason, Mr. Mateus-Tique is entitled to receive (1) his base salary through the date of termination and all other unpaid amounts and (2) a lump-sum severance package equal to six months of the sum of his base salary plus an amount equal to six months of his average annual bonus for the previous two fiscal years. All severance payments made by us to Mr. Mateus-Tique will be payable within 30 days of notice of termination. Mr. Mateus-Tique’s employment agreement was amended effective January 25, 2006 to address certain requirements of Section 409A of the Internal Revenue Code and effective January 9, 2007 to extend the term from December 31, 2006 to December 31, 2009.

We entered into an employment agreement with Mr. Brown effective as of June 15, 2001. The agreement provides that Mr. Brown will be employed as Chief Technology Officer of Government Liquidation.com, LLC, our subsidiary, and that his employment will continue until terminated by either party pursuant to the terms of the agreement. The agreement provided for an initial annual base salary under the agreement of $135,000. During fiscal year 2006, Mr. Brown received a salary of $185,000, which was approved by our compensation committee. This agreement also provides that if his employment with our company is terminated by us other than for good cause, disability or death, or is terminated by Mr. Brown for good reason, Mr. Brown is entitled to receive (1) his base salary through the date of termination; (2) a lump-sum severance package equal to six months of the sum of his base salary; and (3) healthcare benefits for six months. All severance payments made by us to Mr. Brown will be conditioned upon Mr. Brown’s execution of a release of all claims against us, our affiliates, officers, directors and employees. If Mr. Brown is re-employed or becomes self-employed, we may, at our option, eliminate or otherwise reduce the amount of payments owed to Mr. Brown because of termination due to disability, termination by us without good cause or termination by Mr. Brown for good reason. Mr. Brown’s employment agreement was amended effective January 26, 2006 to address certain requirements of Section 409A of the Internal Revenue Code.

We entered into an employment agreement with Mr. Rallo effective as of February 21, 2005. The agreement provides that Mr. Rallo will be employed as our Chief Financial Officer and Treasurer until February 20, 2009. Mr. Rallo is entitled to receive an annual base salary under the agreement of not less than $200,000 and annual increases of no less than 5% of the initial base salary. During fiscal year 2006, Mr. Rallo received a salary of $200,000, which was approved by our compensation committee. Mr. Rallo is also eligible for an annual incentive bonus of up to 50% of his salary and it must be at least $50,000, subject to the achievement of certain deliverables and milestones. He is also eligible to receive 6% of annualized cash savings generated for our company in the first annual period such cost savings are implemented, subject to a cap of $100,000. Mr. Rallo also received pursuant to the agreement options to purchase 250,000 shares of our common stock in February 2005 at a per share exercise price equal to $2.00, which was the fair value of our common stock on the date of grant as determined by our board of directors. The options granted pursuant to this agreement vest 25% upon the date of the grant and 2.083% per month thereafter for the following 36 months. This agreement also provides that if his employment with our company is terminated by us other than for good cause, disability or death, or is terminated by Mr. Rallo for good reason, Mr. Rallo is entitled to receive (1) his base salary through the date of termination and all other unpaid amounts and (2) a lump-sum severance package equal to twelve months of the sum of his base salary plus an amount equal to his average annual bonus for the previous two fiscal years. All severance payments made by us to Mr. Rallo will be payable within 30 days of notice of termination. Mr. Rallo’s employment agreement was amended effective January 26, 2006 to address certain requirements of Section 409A of the Internal Revenue Code.

We entered into an employment agreement with Mr. Burton effective as of June 15, 2001, with a one-year term with automatic one year renewals. The agreement provides that Mr. Burton will be employed as President of Government Liquidation, LLC, our subsidiary, and that his employment will continue until terminated by either party pursuant to the terms of the agreement. The agreement provided for an initial annual base salary under the agreement of $175,000. During fiscal year 2006, Mr. Burton received a salary of $225,000, which was approved by our compensation committee. In addition, Mr. Burton is eligible to receive a bonus upon the attainment of certain performance milestones. This agreement also provides that if his employment with our company is terminated by us other than for good cause or Mr. Burton’s disability or death, Mr. Burton is entitled to receive (1) his base salary through the date of termination and (2) a lump-sum severance package equal to six months of the sum of his base salary plus healthcare benefits. All severance payments made by us to Mr. Burton will be conditioned upon Mr. Burton’s execution of a release of all claims against us, our affiliates, officers, directors and employees. Mr. Burton’s employment agreement was amended effective January 26, 2006 to address certain requirements of Section 409A of the Internal Revenue Code.

We also have confidentiality, noncompetition and intellectual property agreements with the named executive officers in the same or similar form that each of our employees is required to enter into. These agreements typically provide that the employee may not disclose or transfer any of our confidential information to any person, business entity or other organization without authorization from us, and that the employee may not, during his or her employment with us and for 24 months thereafter, compete with us or hire or solicit any of our employees for employment with another person or entity or in any way interfere with the relationship we have with any of our employees, clients or other business relations. These agreements typically also provide that all ideas, designs, works and inventions made by the employee in the course of his or her employment with us are our exclusive property, and that the copyrights of all writings produced by the employee during the course of his or her work for us are the property of our company.

Benefit Plans

2006 Omnibus Long-Term Incentive Plan

General.   Our board of directors and stockholders approved the 2006 Omnibus Long-Term Incentive Plan, or the 2006 Plan. The purpose of the 2006 Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success.

5,000,000 shares of common stock were initially reserved for issuance under the 2006 Plan. During fiscal 2006, we issued options to purchase 1,208,000 shares to employees and directors with exercise prices between $12.89 and $17.63. Options to purchase 97,000 shares have been forfeited. At September 30, 2006, there were 3,889,000 shares remaining reserved for issuance in connection with awards under the 2006 Plan. During the three months ended December 31, 2006, we issued options to purchase 184,000 shares to employees and directors with exercise prices between $14.75 and $17.96 and options to purchase 7,000 shares have been forfeited. At December 31, 2006, there were 3,712,000 shares remaining reserved for issuance in connection with awards under the 2006 Plan. The maximum number of shares subject to options or stock appreciation rights that can be awarded under the 2006 Plan to any person is 1,000,000 per year. The maximum number of shares that can be awarded under the 2006 Plan to any person, other than pursuant to an option or stock appreciation right, is 700,000 per year.

Administration.   The 2006 Plan is administered by our compensation committee. Subject to the terms of the 2006 Plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the 2006 Plan. Options and stock appreciation rights may not be amended to lower their exercise prices without stockholder approval.

Stock Reserved for Issuance Under the 2006 Plan.   The common stock to be issued under the 2006 Plan consists of authorized but unissued shares and treasury shares. If any shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any common stock, then the number of shares of common stock counted against the aggregate number of shares available under the plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the 2006 Plan. In addition, if the exercise price of an option, or the withholding obligation of a grantee with respect to any award, is satisfied by tendering shares (including by attestation) or withholding shares, the number of shares tendered or withheld will not reduce the number of shares available under the 2006 Plan. Shares issued under the 2006 Plan pursuant to awards assumed in connection with mergers and acquisitions by us also will not reduce the number of shares reserved for issuance under the 2006 Plan.

Eligibility.   Awards may be made under the 2006 Plan to our employees or our consultants, including to any such person who is an officer or director, and to any other individual whose participation in the 2006 Plan is determined to be in our best interests by our compensation committee.

Amendment or Termination of the Plan.   The board of directors may terminate or amend the 2006 Plan at any time and for any reason; provided, that, no amendment may adversely impair the rights of grantees with respect to outstanding awards. Further, unless terminated earlier the 2006 Plan will terminate ten years after its approval by the board of directors. Amendments will be submitted for stockholder approval to the extent required by the Internal Revenue Code of 1986, as amended, or other applicable laws, rules or regulations.

Options.   The 2006 Plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive stock options (“non-qualified stock options”). The exercise price of each stock option may not be less than 100% of the fair market value of our common stock on the date of grant. However, if an optionee, who holds at least 10% of our common stock, receives an incentive stock option, the exercise price of such incentive stock option may not be less than 110% of the fair market value of our common stock on the date of grant. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In such a case the exercise price is adjusted to preserve the economic value of the employee’s stock option from his or her former employer.

The term of each stock option is fixed by the compensation committee and may not exceed 10 years from the date of grant. However, if an optionee, who holds at least 10% of our common stock, receives an incentive stock option, the term of such incentive stock option may not exceed 5 years. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

Options may be made exercisable in installments. The exercisability of options may be accelerated by the compensation committee. In general, an optionee may pay the exercise price of an option by cash, certified check, by tendering shares of our common stock (which if acquired from us have been held by the optionee for at least six months), or by means of a broker-assisted cashless exercise.

Stock options granted under the 2006 Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns.

Other Awards.   The compensation committee may also award under the 2006 Plan:

•       restricted stock, which is shares of common stock subject to restrictions;

•       stock units, which are common stock units subject to restrictions;

•       dividend equivalent rights, which are rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock;

•       stock appreciation rights, which are a right to receive a number of shares or, in the discretion of the compensation committee and subject to applicable law, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the compensation committee;

•       unrestricted stock, which are shares of common stock granted without restrictions as a bonus; and

•       performance and annual incentive awards, ultimately payable in common stock or cash, as determined by the compensation committee (the compensation committee may grant multi-year and annual incentive awards subject to achievement of specified goals tied to business criteria set forth in the 2006 Plan).

Section 162(m) of the Internal Revenue Code Compliance.   Section 162(m) of the Internal Revenue Code limits publicly-held companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and the four highest compensated executive officers (other than the chief executive officer) determined at the end of each year (the “covered employees”). However, performance-based compensation is excluded from this limitation. Although the 2006 Plan is currently not subject to Section 162(m) because Section 162(m) provides for a grace period following an initial public offering, the 2006 Plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as the 2006 Plan becomes subject to Section 162(m).

Effect of Certain Corporate Transactions.   Certain change of control transactions involving us may cause awards granted under the 2006 Plan to vest, unless the awards are continued or substituted for by the surviving company in connection with the change of control transaction.

Adjustments for Stock Dividends and Similar Events.   The compensation committee may make appropriate adjustments in outstanding awards and the number of shares available for issuance under the 2006 Plan, including the individual limitations on awards, to reflect common stock dividends, stock splits, extraordinary dividends and other similar events.

401(k) Plans

We maintain the Liquidity Services, Inc. 401(k) Profit Sharing and Trust Plan, which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees may elect to contribute a portion of their eligible compensation as salary deferral contributions to the plan, subject to statutorily prescribed limits. This 401(k) plan permits, but does not require, that we make discretionary matching contributions. The employer makes a matching contribution under this 401(k) plan of 50% of the employee’s pre-tax deferrals, up to 6% of the employees’ eligible compensation.

Our subsidiary Government Liquidation.com, LLC maintains a separate 401(k) plan, the Government Liquidation.com LLC, 401(k) Plan, for the benefit of its employees. Under the terms of this plan, eligible employees may elect to contribute a portion of their eligible compensation as salary deferral contributions to the plan, subject to statutorily prescribed limits. The employer makes a matching contribution under this 401(k) plan of 50% of the employee’s pre-tax deferrals, up to 6% of the employees’ eligible compensation.

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

We have adopted a policy that all transactions between our company and our officers, directors, principal stockholders and their affiliates will be on terms no less favorable to our company than could be obtained by our company from unrelated third parties, and will be approved by our audit committee.

Issuance of Preferred Stock

In September 2004, we issued 3,262,643 shares of Series C preferred stock, all of which shares were converted into common stock immediately prior to the closing of our public offering in February 2006, to entities related to ABS Capital Partners in exchange for approximately $20 million in cash. In December 2004, we used all of the proceeds from this transaction to pay a special dividend to all holders of our capital stock. Our Series A preferred stock and Series B preferred stock were either repurchased or converted into common stock in 2003 and 2004. We have no outstanding shares of Series A preferred stock or Series B preferred stock.

Registration Rights

Pursuant to the registration rights agreement dated September 3, 2004 with ABS Capital Partners IV Special Offshore, L.P., ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P. and ABS Capital Partners IV Offshore, L.P. (collectively, the “ABS Entities”), in the event that we become eligible to register securities by means of a registration statement on Form S-3 under the Securities Act, the ABS Entities, holders of 3,262,643 shares of common stock, have rights to require that we register the resale of registrable shares held by them provided that the reasonably anticipated aggregate price to the public of such securities is at least $1 million. We are obligated to effect unlimited registrations on Form S-3. In connection with any of these registrations, we will indemnify the selling stockholders in such transactions and bear all registration fees, costs, and expenses except for transfer taxes and underwriting discounts or commissions applicable to the sale of the converted shares of common stock. Subject to limitations provided in the agreement, the ABS Entities will also have rights to require us to register their shares when we are registering shares for sale on our own behalf or for sale by another stockholder. Our obligations under this agreement will terminate upon consummation of this offering.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS

The following table sets forth the information regarding ownership of our common stock as of February 8, 2007 by holders of more than 5% of our common stock, each of our directors and named executive officers, all of our directors and executive officers as a group, and all of our stockholders selling shares in this offering. The information in this table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted. Except as otherwise indicated, (1) each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table and (2) the business address of each person shown below is 1920 L Street, NW, 6th Floor, Washington, DC, 20036.

	Number of shares		Percentage of		Number of
	beneficially owned		shares outstanding		shares to be
	Before	After	Before	After	sold in
	offering	offering	offering	offering(1)	the offering
5% Stockholders:
Entities affiliated with ABS Capital Partners(2)	3,262,643	—	11.6%	—	3,262,643
Named Executive Officers and Directors:
William P. Angrick, III(3)	8,641,267	7,641,267	30.8	27.2	1,000,000
Jaime Mateus-Tique(4)	3,878,708	3,378,708	13.8	12.0	500,000
Benjamin R. Brown(5)	630,411	18,750	2.2	*	611,661
James M. Rallo(6)	73,125	73,125	*	*	—
Thomas B. Burton(7)	46,020	46,020	*	*	—
Phillip A. Clough(8)	3,272,643	10,000	11.7	*	3,262,643
Patrick W. Gross(9)	210,000	210,000	*	*	—
Franklin D. Kramer	160,000	70,000	*	*	90,000
F. David Fowler	10,000	10,000	*	*	—
All executive officers and directors as a group (9 persons)	16,922,174	11,457,870	60.4%	40.7%	5,464,304
Selling Stockholders:
ABS Capital Partners	3,262,643	—	11.6%	—	3,262,643
William P. Angrick, III(1)	8,641,267	7,641,267	30.8	27.2	1,000,000
Jaime Mateus-Tique(1)	3,878,708	3,878,708	13.8	12.0	500,000
Benjamin R. Brown	630,411	—	2.2	—	611,661
Franklin D. Kramer	160,000	60,000	*	*	90,000
Other selling stockholders as a group (2 persons)	52,344	37,107	*	*	15,237

*                    Less than 1% of the outstanding shares of our common stock.

(1)          Assumes the issuance and sale of 100,000 shares offered hereby but excludes any common stock that may be sold upon exercise of the underwriters’ over-allotment option in connection with this offering.

(2)          Consists of the following shares held by the following entities:

(a)          2,887,105 shares held by ABS Capital Partners IV, L.P. (“ABS Capital Partners IV”);

(b)         96,664 shares held by ABS Capital Partners IV-A, L.P. (“ABS Capital Partners IV-A”);

(c)          165,817 shares held by ABS Capital Partners IV Offshore, L.P. (“ABS Capital Partners IV Offshore”); and

(d)         113,057 shares held by ABS Capital Partners IV Special Offshore, L.P. (“ABS Capital Partners IV Special Offshore,” and together with ABS Capital Partners IV, ABS Capital Partners IV-A, ABS Capital Partners IV Offshore, the “ABS Entities”) and options exercisable as of January 15, 2007 or within 60 days from such date.

ABS Partners IV, LLC is the general partner of these entities and has voting and dispositive powers over these shares. The address for these entities affiliated with ABS Capital Partners is 400 East Pratt Street, Suite 910, Baltimore, MD 21202-3116.

(3)          Includes:

(a)        473,104 shares of common stock held by the William P. Angrick, III 2005 Qualified Grantor Retained Annuity Trust; and

(b)       473,104 shares of common stock held by the Stephanie S. Angrick 2005 Qualified Grantor Retained Annuity Trust.

(4)          Includes 700,000 shares of common stock held by the Jaime Mateus-Tique 2005 Qualified Grantor Retained Annuity Trust, 35,000 shares held by the Mateus-Tique Foundation and options exercisable as of January 15, 2007 or within 60 days from such date.

(5)          Includes 165,586 shares of common stock held by the Benjamin Brown 2005 Qualified Grantor Retained Annuity Trust and options exercisable as of January 15, 2007 or within 60 days from such date.

(6)          Includes 101,249 shares of common stock issuable pursuant to options held by Mr. Rallo that are exercisable as of January 15, 2007 or within 60 days of such date.

(7)          Includes 26,031 shares of common stock issuable pursuant to options held by Mr. Burton that are currently exercisable or that are exercisable within 60 days of January 15, 2007.

(8)          Consists of :

(a)        2,887,105 shares held by ABS Capital Partners;

(b)       96,664 held by ABS Capital Partners IV-A;

(c)        165,817 shares held by ABS Capital Partners IV Offshore; and

(d)       113,057 shares held by ABS Capital Partners IV Special Offshore and options exercisable as of January 15, 2007 or within 60 days from such date.

Mr. Phillip Clough is a managing member of ABS Partners IV, LLC, which is the general partner of the ABS Entities. ABS Partners IV, LLC exercises voting and dispositive power over the shares held by the ABS Entities. Mr. Clough disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. The address for these entities affiliated with ABS Capital Partners is 400 East Pratt Street, Suite 910, Baltimore, MD 21202 3116.

(9)          Includes 20,000 shares held by Sheila Proby Gross, 25,000 shares held by the Geoffrey Gross Trust and 25,000 shares held by the Stephanie Gross Trust.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 120,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. The following description summarizes important terms of our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.

Common Stock

General.   As of February 8, 2007, there were 27,712,084 shares of our common stock outstanding and approximately 42 stockholders of record. After this offering, there will be 27,812,084 shares of our common stock outstanding.

Voting Rights.   The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Unless otherwise required by law, matters submitted to a vote of our stockholders require the approval of a majority of votes cast by stockholders represented in person or by proxy and entitled to vote on such matter, except that directors are elected by a plurality of votes cast. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Dividends.   Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

Liquidation, Dissolution and Winding Up.   Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Preemptive Rights.   Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.

Assessment.   All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

The board of directors has the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 undesignated shares of preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company.

Registration Rights

Pursuant to the registration rights agreement dated September 3, 2004 with the ABS Entities, in the event that we become eligible to register securities by means of a registration statement on Form S-3 under the Securities Act, the ABS Entities, holders of 3,262,643 shares of common stock, have rights to require that we register the resale of registrable shares held by them provided that the reasonably anticipated aggregate price to the public of such securities is at least $1 million. We are obligated to effect unlimited registrations on Form S-3. In connection with any of these registrations, we will indemnify the selling stockholders in such transactions and bear all registration fees, costs, and expenses except for transfer taxes and underwriting discounts or commissions applicable to the sale of the converted shares of common stock. Subject to limitations provided in the agreement, the ABS Entities will also have rights to require us to register their shares when we are registering shares for sale on our own behalf or for sale by another stockholder. Our obligations under this agreement will terminate upon consummation of this offering.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult: (1) acquisition of us by means of a tender offer; (2) acquisition of us by means of a proxy contest or otherwise; or (3) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Undesignated Preferred Stock.   Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings.   Our bylaws provide that a special meeting of stockholders may be called only by our President, our Chairman of the board of directors or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.   Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Elimination of Stockholder Action by Written Consent.   Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors.   Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Once elected, directors may be removed only for cause and only by the affirmative vote of at least 66 2/3% of our outstanding common stock. For more information on the classified board, see the section entitled “Management—Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Amendment of Certain Provisions in Our Organizational Documents.   The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of our then outstanding common stock.

The provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following: (a) any breach of their duty of loyalty to the corporation or the stockholders; (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (d) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws also provide that we will indemnify our directors and executive officers and we may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our charter documents. These agreements among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or executive officer or at our request.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Based upon the number of shares of our common stock outstanding as of February 8, 2006, we will have 27,812,084 shares of common stock outstanding upon the completion of this offering. All of the shares of our common stock sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act and all shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our affiliates, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below.

Rule 144

In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•       1.0% of the number of shares of common stock then outstanding, which will equal approximately 278,121 shares immediately after this offering; or

•       the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Options

On March 3, 2006, we filed a Form S-8 under the Securities Act to register the issuance of 6,213,845 shares of common stock under our stock plans. As of February 8, 2007, there were outstanding options to purchase a total of 2,306,313 shares of our common stock at a weighted average exercise price of $11.25. All of the 6,213,845 shares issued or to be issued upon the exercise of stock options or settlement of other awards under our stock plans are or will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up Agreements

Notwithstanding the foregoing, we and our directors and executive officers who are not selling all of their shares in this offering (collectively representing approximately               million shares or approximately       % of our common stock outstanding prior to the offering) have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the 90-day period after the date of this prospectus, subject to extensions in certain cases, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., CIBC World Markets Corp. and RBC Capital Markets.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a “U.S. person,” as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service (or the IRS), all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no complete assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This summary is limited to non-U.S. holders who purchase shares of our common stock issued pursuant to this offering and who hold our common stock as a capital asset (generally, property held for investment). This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under United States gift or federal estate tax laws (except as specifically described below). In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances nor does it address the special tax rules applicable to special classes of non-U.S. holders, including, without limitation:

•       banks, insurance companies or other financial institutions;

•       partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

•       U.S. expatriates;

•       tax-exempt organizations;

•       tax-qualified retirement plans;

•       brokers or dealers in securities or currencies;

•       traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•       persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of shares of our common stock.

For purposes of this discussion, a U.S. person means a person who is for U.S. federal income tax purposes:

•       a citizen or resident of the U.S.;

•       a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) or partnership (including any entity treated as a partnership for U.S. federal income tax purposes)

created or organized under the laws of the U.S., any state within the U.S., or the District of Columbia;

•       an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•       a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or other trusts considered U.S. persons for U.S. federal income tax purposes.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions on our Common Stock

As mentioned above under “Dividend Policy,” since becoming a public company in February 2006 we have not paid cash dividends on our common stock and currently anticipate that we will continue to retain any future earnings to finance the growth of our business. If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares in our common stock. Any remainder will constitute gain on the common stock (and will be subject to tax as described below under “—Gain on Disposition”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of shares of our common stock unless any one of the following is true:

•       the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder;

•       the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

•       our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the period during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, it will not be treated as a United States real property interest, in general, with respect to any non-U.S. holder that holds no more than five percent of such regularly traded common stock. If we are determined to be a USRPHC and the foregoing exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but will generally not be subject to withholding. Corporate holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder are considered U.S. situs assets and will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the gross amount of distributions on our common stock paid to such non-U.S. holder and the tax withheld with respect to those distributions. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

Backup withholding, currently at a 28% rate, will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock provided that the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

UNDERWRITING

Friedman, Billings, Ramsey & Co., Inc., CIBC World Markets Corp. and RBC Capital Markets Corporation are acting as representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed to purchase from us and the selling stockholders, on a firm commitment basis, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.
CIBC World Markets Corp.
RBC Capital Markets Corporation
Cantor Fitzgerald & Co.
Lazard Capital Markets LLC
Oppenheimer & Co. Inc.
Stifel, Nicolaus & Company, Incorporated
Total

The underwriting agreement provides that the underwriters’ obligations to purchase our common stock are subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions from Gibson, Dunn & Crutcher LLP and the absence of material adverse changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares.

The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $         per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $         per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions that we and the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Total
	Per Share	Without Over-allotment	With Over-allotment
Public offering price	$	$	$
Underwriting discount paid by us
Underwriting discount paid by selling stockholders

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $1 million.

Certain of the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 836,931 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table. If this option is not exercised in full, the amount of shares as to which it is exercised will be apportioned among certain selling stockholders on a pro rata basis.

We and our executive officers and directors have agreed not to, with certain limited exceptions, directly or indirectly, offer to sell, contract to sell, or otherwise sell, pledge, dispose of or hedge any common stock or any securities convertible into or exchangeable for shares of common stock for a period of 90 days from the date of this prospectus, except with the prior written consent of the representatives.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

The representatives may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.

•       Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•       Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•       Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•       Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, Gibson, Dunn & Crutcher LLP. Certain legal matters relating to the offering will be passed upon for the underwriters by King & Spalding LLP.

EXPERTS

Our consolidated financial statements at September 30, 2005 and 2006 and for each of the three years in the period ended September 30, 2006 incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended September 31, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report incorporated by reference herein, and are so incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. We have also filed a registration statement on Form S-1 under the Securities Act with respect to the offering of common stock. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You may read and copy the registration statement, such reports and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC- 0330.

The SEC also maintains an internet Web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC. The information incorporated by reference is an important part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus.

We incorporate by reference into this prospectus the following documents:

•       our Annual Report on Form 10-K for the year ended September 30, 2006, filed with the SEC on December 22, 2006, which incorporates by reference certain sections from our proxy statement filed with the SEC on January 26, 2007, which we also incorporate by reference into this prospectus;

•       our Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, filed with the SEC on February 9, 2007; and

•       our current reports on Form 8-K filed with the SEC on January 16, 2007 and January 22, 2007

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference in this prospectus, at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:

Liquidity Services, Inc.
1920 L Street, N.W.
6th Floor
Washington, D.C. 20036
Attention: Julie Davis
(202) 467-6868

These documents may also be accessed through our internet website at www.liquidityservicesinc.com or as described under “Where You Can Find Additional Information” above. The information and other content contained on or linked from our internet website are not part of this prospectus.

Liquidity Services Inc.

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5,579,541 Shares

Common Stock

PROSPECTUS

Friedman Billings Ramsey	CIBC World Markets	RBC Capital Markets

Cantor Fitzgerald & Co.	Lazard Capital Markets	Oppenheimer & Co.
Stifel Nicolaus

Until                          , 2007 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 13.                 Other Expenses of Issuance and Distribution

The following table sets forth all fees and expenses, other than underwriting discounts and commissions, payable in connection with the issuance and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee are estimated.

SEC Registration Fee	$13,352
Accounting Fees and Expenses	300,000
Legal Fees and Expenses	400,000
Printing Fees and Expenses	175,000
Transfer Agent Fees and Expenses	10,000
Blue Sky Fees and Expenses	10,000
Miscellaneous	91,648
Total	$1,000,000

Item 14.                 Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation to include in its corporate documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. Our bylaws provide for the indemnification of directors to the fullest extent permissible under Delaware law. In addition, Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful. We have entered into indemnification agreements with our directors and executive officers in addition to indemnification provided for in our corporate documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future. We intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15.                 Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have sold and issued the following unregistered securities:

1.     In August 2004, in connection with the exercise of outstanding warrants at $0.802 per share, we issued an aggregate of 67,561 shares of our common stock to Jaime Mateus-Tique, William P. Angrick, III and Benjamin Brown who were and currently are executive officers of the Company. The warrants and shares issued in exercise thereof were issued in reliance upon Section 4(2) of, and Rule 506 of Regulation D promulgated under, the Securities Act.

2.     In September 2004, we issued an aggregate of 49,873 shares of our common stock to holders of our Series A preferred stock who were accredited investors (as defined in Rule 501 of Regulation D of the Securities Act) upon the automatic conversion of our Series A preferred stock pursuant to the terms set forth in our certificate of incorporation. These shares were issued in reliance upon Section 4(2) of, and Rule 506 of Regulation D promulgated under, the Securities Act.

3.     In September 2004, we issued 31,173 shares of our common stock to an accredited investor (as defined in Rule 501 of Regulation D of the Securities Act) upon conversion of our Series B preferred stock pursuant to the terms set forth in our certificate of incorporation. These shares were issued in reliance upon Section 4(2) of, and Rule 506 of Regulation D promulgated under, the Securities Act.

4.     In September 2004, we issued and sold an aggregate of 3,262,643 shares of our Series C preferred stock for a purchase price of $6.13 per share to ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P., ABS Capital Partners IV Offshore, L.P., and ABS Capital Partners IV Special Offshore, L.P. The purchase price for these shares was paid in cash. These shares were issued in reliance upon Section 4(2) of, and Rule 506 of Regulation D promulgated under, the Securities Act.

5.     In September 2004, in connection with the exercise of outstanding warrants, we issued 30,121 shares of our common stock to a single accredited investor (as defined in Rule 501 of Regulation D of the Securities Act) at an exercise price of $0.83 per share, and 62,344 shares, at an exercise price of $0.802 per share. The warrant and shares issued in exercise thereof were issued in reliance upon Section 4(2) of, and Rule 506 of Regulation D promulgated under, the Securities Act.

6.     From January 1, 2003 through January 31, 2006, we granted stock options to employees and directors under our stock option plans covering an aggregate of 1,319,729 shares of our common stock, at exercise prices ranging from $0.05 to $8.00 per share. Through January 31, 2006, options to purchase an aggregate of 6,196,651 shares of our common stock had been exercised for an aggregate purchase price of $527,911 or a weighted exercise price of $0.09 per share. These options and shares issued in exercise thereof were issued in reliance upon Section 4(2) of, and Rule 701 under, the Securities Act.

No underwriters were involved in the foregoing sales of securities. Appropriate legends were affixed to the stock certificates issued in such transactions. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16.                 Exhibits and Financial Statement Schedules

(a)         Exhibits

The Exhibit Index filed herewith is incorporated herein by reference.

Item 17.                 Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Washington D.C., on February 12, 2007.

LIQUIDITY SERVICES, INC.
By:	/s/ William P. Angrick, III
William P. Angrick, III
Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William P. Angrick, III and James M. Rallo, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement or any registration statement relating to this registration statement under Rule 462 under the Securities Act of 1933 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on February 12, 2007.

Signature	Title
/s/ William P. Angrick, III
William P. Angrick, III	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
/s/ James M. Rallo
James M. Rallo	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
/s/ Jaime Mateus-Tique
Jaime Mateus-Tique	President, Chief Operating Officer and Director
/s/ Phillip A. Clough
Phillip A. Clough	Director
/s/ Patrick W. Gross
Patrick W. Gross	Director
/s/ Franklin D. Kramer
Franklin D. Kramer	Director
/s/ F. David Fowler
F. David Fowler	Director

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1

Asset Purchase Agreement, dated as of August 29, 2006, among Liquidity Services, Inc., Carl C. Jones, Eddie Fischer, Bradley Fischer and Southern Textile Recycling, Inc., incorporated herein by reference to Exhibit 2.1 to the Company’s Annual report on Form 10-K, filed with the SEC on December 22, 2006.

3.1

Fourth Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on January 17, 2006.

3.2

Amended and Restated Bylaws, incorporated herein by reference to Exhibit 3.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on January 17, 2006.

4.1

Form of Certificate of Common Stock of the Company, incorporated herein by reference to Exhibit 4.1 to Amendment No. 5 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 21, 2006.

4.2

Registration Rights Agreement, dated September 3, 2004, by and between the Company and ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P., ABS Capital Partners IV Offshore L.P. and ABS Capital Partners IV Special Offshore L.P., incorporated herein by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on January 17, 2006.

5.1*	Opinion of Gibson, Dunn & Crutcher LLP as to the legality of the securities being registered.
10.1

Defense Logistics Agency, Surplus Commercial Property, Defense Reutilization and Marketing Service, Invitation for Bids, No. 99-0001, December 2000, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on November 14, 2005

10.2

Defense Logistics Agency, Multi-Year Sale of Surplus Scrap Material at Locations Nationwide, Defense Reutilization and Marketing Service, Invitations for Bids, No. 99-4001, December 7, 2004, incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on November 14, 2005.

10.3.1

Executive Employment Agreement, dated September 2, 2004, between the Company and William P. Angrick, III, incorporated herein by reference to Exhibit 10.3.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

10.3.2

Amendment to Executive Employment Agreement between the Company and William P. Angrick, III, dated January 26, 2006, incorporated herein by reference to Exhibit 10.3.2 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

10.3.3

Amendment to Executive Employment Agreement between the Company and William P. Angrick, III, dated January 9, 2007, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 16, 2007.#

10.4.1

Executive Employment Agreement, dated September 2, 2004, between the Company and Jaime Mateus-Tique, incorporated herein by reference to Exhibit 10.4.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

10.4.2

Amendment to Executive Employment Agreement between the Company and Jaime Mateus-Tique, dated January 25, 2006, incorporated herein by reference to Exhibit 10.4.2 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

10.4.3

Amendment to Executive Employment Agreement between the Company and Jaime Mateus-Tique, dated January 9, 2007, incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on January 16, 2007.#

10.5.1

Executive Employment Agreement, dated May 15, 2001, between Government Liquidation.com, LLC and Benjamin R. Brown, incorporated herein by reference to Exhibit 10.5.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

10.5.2

Amendment to Executive Employment Agreement between Government Liquidation.com, LLC and Benjamin R. Brown, dated January 26, 2006, incorporated herein by reference to Exhibit 10.5.2 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

10.6.1

Executive Employment Agreement, dated January 27, 2005, between the Company and James M. Rallo, incorporated herein by reference to Exhibit 10.6.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

10.6.2

Amendment to Executive Employment Agreement between the Company and James M. Rallo, dated January 25, 2006, incorporated herein by reference to Exhibit 10.6.2 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

10.7.1

Executive Employment Agreement, dated June 13, 2001, between Government Liquidation.com, LLC and Thomas Burton, incorporated herein by reference to Exhibit 10.7.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

10.7.2

Amendment to Executive Employment Agreement between Government Liquidation.com, LLC and Thomas Burton, dated January 25, 2006, incorporated herein by reference to Exhibit 10.7.2 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

10.8.1

Executive Employment Agreement, dated November 11, 2005, between the Company and James E. Williams, incorporated herein by reference to Exhibit 10.8.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

10.8.2

Amendment to Executive Employment Agreement between the Company and James E. Williams, dated January 26, 2006, incorporated herein by reference to Exhibit 10.8.2 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

10.8.3

Amendment to Executive Employment Agreement between the Company and James E. Williams, dated January 9, 2007, incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on January 16, 2007.#

10.9

2005 Stock Option and Incentive Plan, incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on November 14, 2005.#

10.10

2006 Omnibus Long-Term Incentive Plan, incorporated by reference to Exhibit 10.10 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.#

10.11

Form of Directors and Officers Indemnification Agreement, incorporated herein by reference to Exhibit 10.11 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-129656), filed with the SEC on February 1, 2006.

10.12

Amendment to Commercial Venture II (CV-II) (Sales Contract Number 99-0001-0002), dated as of September 12, 2006, between Surplus Acquisition Venture, LLC (a wholly-owned subsidiary of Liquidity Services, Inc.) and Defense Reutilization and Marketing Service of the U.S. Department of Defense, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 13, 2006.

10.13	LSI Non-Employee Director Compensation Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 9, 2006.#
10.14	Form of Stock Option Agreement, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 4, 2006.
10.15

Lease, dated September 1, 2004, between Le Baron Investments and Southern Textile Recycling, Inc., incorporated herein by reference to Exhibit 10.15 to the Company’s Annual report on Form 10-K, filed with the SEC on December 22, 2006.

10.16

Lease Agreement, dated June 8, 2006, between Le Baron Investments and Southern Textile Recycling, Inc., incorporated herein by reference to Exhibit 10.16 to the Company’s Annual report on Form 10-K, filed with the SEC on December 22, 2006.

10.17

Lease Agreement, effective October 1, 2005, between the Company and ProLogis Development Services Incorporated, incorporated herein by reference to Exhibit 10.17 to the Company’s Annual report on Form 10-K, filed with the SEC on December 22, 2006.

10.18

Industrial Real Estate Lease Agreement, dated January 20, 2006, between the Company and Paulus Enterprises, incorporated herein by reference to Exhibit 10.18 to the Company’s Annual report on Form 10-K, filed with the SEC on December 22, 2006.

10.19

Standard Form Industrial Building Lease, effective August 1, 2006, between the Company and First Industrial Development Services, Inc., incorporated herein by reference to Exhibit 10.19 to the Company’s Annual report on Form 10-K, filed with the SEC on December 22, 2006.

10.20

Standard Form Industrial Building Lease Agreement, dated February 2, 2005, between the Company and First Industrial Texas, L.P., incorporated herein by reference to Exhibit 10.20 to the Company’s Annual report on Form 10-K, filed with the SEC on December 22, 2006.

10.21

First Lease Modification Agreement, effective June 1, 2006, to Industrial Lease Agreement, dated February 2, 2005, between the Company and First Industrial Texas, L.P., incorporated herein by reference to Exhibit 10.21 to the Company’s Annual report on Form 10-K, filed with the SEC on December 22, 2006.

21.1	List of Subsidiaries, incorporated herein by reference to Exhibit 21.1 to the Company’s Annual report on Form 10-K, filed with the SEC on December 22, 2006.
23.1*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP
24.1	Power of Attorney (included on signature page)

*                    To be filed by amendment.

#                 Designates management or compensation plans.